Registration Statement No. 333-______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ADHEREX TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Canada	2836	20-0442384
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Rostislav Raykov
Chief Executive Officer
501 Eastowne Drive, Suite 140	Adherex Technologies, Inc.
Chapel Hill, NC 27514	501 Eastowne Drive, Suite 140
(919) 636-4530	Chapel Hill, NC 27514
(919) 636-4530

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

Jonathan E. Silverblatt, Esq	Randy Taylor, Esq.
Phillips Nizer LLP	LaBarge Weinstein P.C.
666 Fifth Avenue	515 Legget Drive, Suite 800
New York, New York 10103	Ottawa, ON K2K 3G4
Phone (212) 977-9700	Phone (613) 599-9600
Fax (212) 262-5152	Fax (613) 599-0018

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered (1)	Amount to be Registered(1)	Proposed Maximum Offering Price per Unit		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee

Subscription Rights (“Rights”) to purchase units (“Units”) consisting of one share of common stock and a five-year warrant to purchase one share of common stock at an exercise price of CAD$0.08 per share (“Warrants”) (2)	425,000,000	CAD$	0	CAD$	0	USD$	0.00	(3)
Units underlying the Rights	425,000,000		0.03		12,750,000		906.26	(4)
Common stock	425,000,000	Included with above			—		0.00	(5)
Warrants to Purchase 425,000,000 shares of common stock	425,000,000	Included with above			—		0.00	(5)
Common stock issuable upon exercise of the Warrants	425,000,000		0.08		34,000,000		2,416.68	(6)
Total	—		—	CAD$	46,750,000	USD$	3,322.94

(1) Pursuant to Rule 416(a) of the Securities Act of 1933, as amended, this registration statement shall be deemed to cover additional securities that may be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(2) This registration statement relates to (a) the subscription rights to purchase Units, (b) the Units, (c) the shares of common stock included in the Unit, (d) Warrants to purchase shares of common stock and (e) the shares of common stock issuable upon exercise of the Warrants.
(3) The Rights are being issued without consideration. Pursuant to Rule 457(g), no separate registration fee is payable with respect to the Rights being offered hereby since the Rights are being registered in the same registration statement as the securities to be offered pursuant thereto.
(4) Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum offering price of our common stock of CAD$12,750,000 and an exchange rate of 0.9969 CAD/USD on November 11, 2010.
(5) Pursuant to Rule 457(g), no separate registration fee is payable with respect to the warrants being offered hereby since the warrants are being registered in the same registration statement as the securities to be offered pursuant thereto.
(6) Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum exercise price of CAD$34,000,000 and an exchange rate of 0.9969 CAD/USD on November 11, 2010.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION, DATED
NOVEMBER 12, 2010

ADHEREX TECHNOLOGIES, INC.
OFFERING UP TO 425,000,000 UNITS

We are conducting a rights offering to our existing shareholders who reside in a Province of Canada and the United States to purchase up to 425,000,000 Units. Every right will entitle the holder to acquire one Unit at a price of CAD$0.03 per Unit under their Basic Subscription Right. Each Unit will consist of one share of our common stock, and one warrant to purchase one share of common stock at a purchase price of CAD$0.08 per share for a period of five years from the issue date. The warrants will not be exercisable for the first six months from their date of issuance.

Each subscription right entitles the Holder to subscribe for one Unit at the subscription price of CAD$0.03 per Unit, which we refer to as the Basic Subscription Right. Holders of rights who exercise their Basic Subscription Right in full will be entitled to subscribe for additional Units at a price of CAD$0.03 per Unit on a pro rata basis with all other holders of rights who have exercised their Basic Subscription Right in full and subscribed for additional Units.

As of November XX, 2010, the aggregate market value of our outstanding common stock held by non-affiliates was approximately CAD$X.XX million, based on approximately 123,641,570 shares held by non-affiliates, and a per share price of CAD$X.XX based on the closing sale price of our common stock on November XX, 2010. The number of Units issuable under the rights offering represents approximately XX% of our shares of common stock outstanding as of the date of this prospectus.

Our common stock is quoted on the Toronto Stock Exchange, under the symbol “AHX” and on the Pink Sheets under the symbol “ADHXF.” The last reported sale price of our common stock on the Pink Sheets on November [XX], 2010 was [$X.XX] per share.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE
SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS.

SEE “RISK FACTORS” BEGINNING ON PAGE [X].

We will be responsible for all fees and expenses incurred in connection with the preparation and filing of this registration statement, provided, however, we will not be required to pay any underwriters’ discounts or commissions relating to the securities covered by the registration statement.

Our board of directors makes no recommendation to you about whether you should exercise any Rights. You are urged to make an independent investment decision about whether to exercise your Rights based on your own assessment of our business and the rights offering.

You should read this prospectus and any prospectus supplement carefully before you decided to invest. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is ___, 2010.

TABLE OF CONTENTS

Prospectus Summary	3
The Offering	3
Risk Factors	6
Use of Proceeds	16
Plan of Distribution	16
Description of Securities Being Registered	21
Interests of Named Experts and Counsel	21
Cautionary Statement Regarding Forward Looking Statements	22
Information About the Company	22
Description of Business	22
Description of Property	30
Legal Proceedings	30
Market Price of and Dividends on Common Equity and Related Stockholder Matters	30
Management’s Discussion and Analysis of Financial Condition and Results of Operations	31
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	38
Quantitative and Qualitative Disclosures About Market Risk	38
Directors and Executive Officers	38
Executive Compensation	40
Security Ownership and Certain Beneficial Owners and Management	45
Certain Relationships and Related Transactions	46
Legal Matters	46
Experts	46
Financial Statements	47
Adherex Technologies Inc. Index to Condensed Consolidated Financial Statements as of June 30, 2010 and June 30, 2009	47
Adherex Technologies Inc. Index to Financial Statements as of December 31, 2009 and December 31, 2008.	47
Report of Independent Public Accounting Firm	48

ADHEREX TECHNOLOGIES, INC.

PROSPECTUS SUMMARY

The following information is a summary of the prospectus and it does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the financial statements and the notes relating to the financial statements.

ABOUT US

We incorporated under the laws of Canada in September 1996. Our principal executive offices are located at 501 Eastowne Drive, Suite 140, Chapel Hill, NC 27514. Our telephone number is (919) 636-4530. Our website is www.adherex.com. Information contained in our website does not constitute part of this prospectus.

We are a biopharmaceutical company focused on cancer therapeutics. We currently have the following products in the clinical stage of development: (1) Eniluracil, an oral dihydropyrimidine dehydrogenase, or DPD, inhibitor, which may improve the tolerability and effectiveness of 5-fluorouracil (5-FU), one of the most widely used oncology drugs in the world; and (2) STS, a chemoprotectant being developed to reduce or prevent hearing loss that may result from treatment with platinum-based chemotherapy drugs and (3) ADH-1, a peptide molecule that selectively targets N-cadherin, a protein present on the blood vessels of solid tumors.

We have limited capital. Therefore, management has determined to focus our efforts primarily on our clinical activities with eniluracil. We provide some logistical and product support of STS and limited product support for ADH-1, however we do not intend to focus our resources on STS or ADH-1 unless we raise additional capital.

We have not received and do not expect to have significant revenues from our product candidates until we are either able to sell our product candidates after obtaining applicable regulatory approvals or we establish collaborations that provide us with up-front payments, licensing fees, milestone payments, royalties or other revenue. We experienced net losses of approximately $2.9 million for the six months ended June 30, 2010 and $3.2 million for the six months ended June 30, 2009. As of June 30, 2010, our accumulated deficit was approximately $103.9 million.

On April 20, 2010, we entered into agreements with our largest shareholder, Southpoint Capital Advisors LP and certain other investors for a private placement. Participating investors purchased 240,066,664 Units at a price of CAD$0.03 per Unit, for gross proceeds of CAD$7,202,000. Each Unit consisted of one share of our common stock, and one warrant to purchase one share of common stock at a purchase price of CAD$0.08 per share for a period of five years from the issue date. Purchasers of Units in the private placement that are existing shareholders of Adherex have agreed not to participate in this rights offering.

In the prospectus, unless otherwise indicated, all dollar amounts and references to “$” are to U.S. dollars and “CAD$” refers to Canadian dollars.

THE OFFERING

This prospectus relates to an equity financing for up to 425,000,000 Units. Each Unit consists of one share of common stock and one warrant to purchase one share of common stock at the exercise price of CAD$0.08. The purchase price for the Units is CAD$0.03.

Securities Offered
Except as provided in this prospectus, we are distributing at no charge to each of the holders (each, a “Holder”) of our common stock, rights to purchase up to an aggregate of up to 425,000,000 units (the “Units”) consisting of an aggregate of up to 425,000,000 shares of common stock and warrants (the “Warrants”) representing the right to purchase up to an aggregate of up to 425,000,000 shares of common stock. Each Unit will consist of one share of common stock and one Warrant representing the right to purchase one share of common stock for CAD$0.08. We will distribute one right to each Holder for each share of common stock held by such Holder as of 5:00 p.m., New York City time, on November XX, 2010, the record date for the rights offering. Assuming full participation in the rights offering, the total purchase price for the securities offered in this rights offering would be approximately CAD$12.75 million; if the full 425,000,000 warrants were subsequently exercised, we would receive an additional CAD$34 million in proceeds. However, it is possible the warrants may expire before any or all of them are exercised, in which case we may receive no proceeds from the exercise of the Warrants.

Basic Subscription Right and Subscription Price
Each right (the “Basic Subscription Right”) entitles the Holder to purchase 1 Unit, and each Unit will consist of one share of common stock and one Warrant representing the right to purchase one share of common stock at the subscription price of CAD$0.03 per Unit.

A participant who holds common stock of the Corporation as of the Record Date on behalf of more than one beneficial owner may, upon providing evidence satisfactory to the Subscription Agent, exercise the Rights evidenced by its Rights certificate or exchange its rights certificate on the same basis as though each of the beneficial owners were a Shareholder of record as of the Record Date.

Over-Subscription Right
Holders who fully exercise their Basic Subscription Right will be entitled to subscribe for additional Units that remain unsubscribed as a result of any unexercised Basic Subscription Rights on a pro rata basis with all other holders of rights who have exercised their Basic Subscription Rights in full and subscribed for additional Units. There is no standby commitment or additional subscription Right.

Rights Certificates—Shares of Common Stock Held Through CDS or DTC
For all Shareholders who hold their common stock through a securities broker or dealer, bank or trust company or other Participant in the book-based systems administered by CDS or DTC, a global certificate representing the total number of Rights to which all such Shareholders as at the Record Date are entitled will be issued in registered form to, and deposited with, CDS or DTC, as the case may be. The Corporation expects that each beneficial Shareholder will receive a confirmation of the number of Rights issued to it from its Participant in accordance with the practices and procedures of that Participant. CDS and DTC will be responsible for establishing and maintaining book-entry accounts for Participants holding rights.

Neither the Corporation nor the Subscription Agent will have liability for: (i) the records maintained by CDS, DTC or Participants relating to the Rights or the book-entry accounts maintained by them; (ii) maintaining, supervising or reviewing any records relating to the Rights; (iii) any advice or representations made or given by CDS, DTC or Participants with respect to the rules and regulations of CDS or DTC or any action to be taken by CDS, DTC of their Participants.

Record Date	5:00 p.m., New York City time, on [November XX, 2010.]

Commencement Date of Subscription Period	[November XX, 2010. ]

Expiration Date of Subscription Period
5:00 p.m., New York City time, on [November XX, 2010], unless extended by us in our sole discretion. Any Rights not exercised at or before that time will have no value and expire without any payment to the Holders of those Rights not exercised.

Termination and Cancellation
We may cancel or terminate the rights offering at any time and for any reason prior to the expiration date. Any termination of this rights offering will be followed as promptly as practicable by announcement thereof.

Non-Transferability of Rights	The Rights are not transferable.

Limitation on Purchase of Units
We will not issue Units to any Holder that is required to obtain prior clearance or approval from, or submit a notice to, any state or federal regulatory authority to acquire, own, or control such Units if we determine that, as of the expiration date of the rights offering, such clearance or approval has not been satisfactorily obtained and any applicable waiting period has not expired.

Description of Warrants
Exercise Price: The Warrants will have an exercise price of CAD$0.08 per share of common stock and the exercise price may be adjusted in certain instances. The exercise price will be payable by certified or bank check, or by wire transfer to an account designated by us of an amount equal to the then applicable warrant price multiplied by the number of warrant shares being issued.

Term: The Warrants will be exercisable upon the date of issuance and will terminate five years from the date of issuance

Anti-Dilution Protection: The number of shares of common stock for which the Warrants may be exercised and the exercise price applicable to the Warrants will be proportionately adjusted in the event that we make distributions of our common stock, or subdivide, combine or reclassify outstanding shares of our common stock, or if we pay a dividend in securities or property other than common stock. In the case of a merger or consolidation of us into another company where we are not the surviving company, the Holder will have the right to receive a new warrant in the surviving corporation.

Procedure for Exercising Rights
If you are a Holder on the record date, to exercise your Rights to buy Units, you must properly complete and execute the subscription certificate together with any required signature guarantees and forward it, together with the payment in full of the subscription price for each Unit you subscribe for, to the subscription agent, Olympia Transfer Services, Inc., at the address set forth on the subscription certificate. The subscription certificate must be received by the subscription agent on or prior to 5:00 p.m., New York City time, on November XX, 2010, the expiration date of the rights offering. Once you exercise your Rights, you cannot revoke your exercise. In addition, because we may terminate or withdraw the rights offering at our discretion, your participation in the rights offering is not assured. Persons holding equity securities through a broker, dealer, trustee, depository for securities, custodian bank or other nominee that desire to exercise their Rights with respect thereto should contact the appropriate institution or nominee and request it to effect the transaction for them.

No Minimum Subscription Requirement	There is no minimum subscription requirement. We will consummate the rights offering regardless of the amount raised from the exercise of subscription rights by the expiration date.

Maximum Offering Size	We will raise no more than CAD $45,750,000 in this offering.

Common Stock Outstanding / Dilution
As of November XX, 2010, the record date for this offering, we had XXX,XXX,XXX shares of common stock outstanding (which excludes outstanding options, warrants and preferred stock convertible into or exercisable for shares of common stock). If you do not exercise any of your Rights, the number of shares of our common stock you own (or have the right to own upon exercise or conversion of other securities) will not change. However, to the extent that Units are purchased by other stockholders in the rights offering your relative actual and fully-diluted ownership interest will be reduced, and the percentage that your original shares represent of our equity after exercise of the Rights will be diluted. Assuming that the rights offering is fully subscribed, 425,000,000 shares of common stock and Warrants to purchase 425,000,000 shares of common stock will be issued.

Use of Proceeds	We intend to primarily use the proceeds on the development of eniluracil.

Stock Exchange Listing	The outstanding common stock of the Corporation is currently listed and posted for trading on the TSX and the Pink Sheets under the symbols “AHX” and “ADHXF”, respectively.

No Board Recommendation
Our board of directors makes no recommendation to you about whether you should exercise any Rights. You are urged to make an independent investment decision about whether to exercise your Rights based on your own assessment of our business and the rights offering.

Officers and Directors
Certain of our officers and directors are Holders and, as such, are eligible to participate in this rights offering. However, we cannot guarantee to you that any of them will exercise their Rights to purchase any Units.

Subscription Agent	We have appointed Olympia Transfer Services, Inc. as our subscription agent for this rights offering.

Fees and Expenses	We will bear the fees and expenses relating to the rights offering.

Risk Factors
An investment in the Units involves risks. See “Risk Factors” beginning on page XX, and the other information in this prospectus for a discussion of the factors you should consider before investing in the Units offered herein.

RISK FACTORS

Risks Related to Our Business

We have a history of significant losses and have had no revenues to date through the sale of our products. If we do not generate significant revenues, we will not achieve profitability.

To date, we have been engaged primarily in research and development activities. We have had no revenues through the sale of our products, and we do not expect to have significant revenues until we are able to either sell our product candidates after obtaining applicable regulatory approvals or we establish collaborations that provide us with up-front payments, licensing fees, milestone payments, royalties or other revenue. We have incurred significant operating losses every year since our inception on September 3, 1996. We experienced net losses of approximately $2.9 million in the six months ended June 30, 2010, and approximately $3.0 million for the twelve months ended December 31, 2009, $13.6 million for the year ended December 31, 2008, and $13.4 million for the fiscal year ended December 31, 2007. At June 30, 2010, we had an accumulated deficit of approximately $103.9 million. We anticipate incurring substantial additional losses due to the need to spend substantial amounts on our current clinical trials, anticipated research and development activities, and general and administrative expenses, among other factors. We have not commercially introduced any product and our product candidates are in varying stages of development and testing. Our ability to attain profitability will depend upon our ability to fund and develop products that are safe, effective and commercially viable, to obtain regulatory approval for the manufacture and sale of our product candidates and to license or otherwise market our product candidates successfully. Any revenues generated from such products, assuming they are successfully developed, marketed and sold, may not be realized for a number of years. We may never achieve or sustain profitability on an ongoing basis.

There is no assurance that we will successfully develop a commercially viable product.

Since our formation in September 1996, we have engaged in research and development programs. We have generated no revenue from product sales, do not have any products currently available for sale, and none are expected to be commercially available for sale until we have completed additional clinical trials, if at all. There can be no assurance that the research we fund and manage will lead to commercially viable products. Our intention is to commence a Phase II study for eniluracil and we have agreements in place for Phase III studies of STS. Our products must still undergo substantial additional regulatory review prior to commercialization.

We do not presently have the financial or human resources to complete Phase III trials for our lead product candidates.

We do not presently have the financial or human resources to complete Phase III trials for any of our lead product candidates. We are currently designing and enrolling patients in a Phase II trial for eniluracil. If these trials are successful, and if we decide to continue to develop eniluracil, we will need additional funding, or we will need to enlist a partner to conduct future trials.

We have agreements with the International Childhood Liver Tumour Strategy Group, known as SIOPEL, and the Children's Oncology Group to further develop STS in Phase III trials. It is possible SIOPEL and the Children's Oncology Group may not conduct or complete the clinical trials with STS as currently planned. Such collaborators might not commit sufficient resources to the development of our product candidates, which may lead to significant delays. We have already experienced significant delays in the activation of the Children's Oncology Group trial and subsequent accrual of patients into the Children's Oncology Group and SIOPEL clinical trials. We do not have the resources to independently develop or conduct such trials ourselves.

We continue to seek a licensing or funding partner for the further development of one or all of our product candidates. If a partner for one or all of these technologies is not found, we may not be able to further advance these products. If a partner is found, the financial terms that they propose may not be acceptable to us.

We anticipate the need for additional capital in the future and if we cannot raise additional capital, we will not be able to fulfill our business plan.

We need to obtain additional funding in the future in order to finance our business strategy, operations and growth. We may not be able to obtain additional financing in sufficient amounts or on acceptable terms when needed. If we fail to arrange for sufficient capital on a timely basis, we may be required to curtail our business activities until we can obtain adequate financing. Debt financing must be repaid regardless of whether or not we generate profits or cash flows from our business activities. Equity financing may result in dilution to existing stockholders and may involve securities that have rights, preferences, or privileges that are senior to our common stock or other securities. If we cannot raise sufficient capital when necessary, we will likely have to curtail operations and you may lose part or all of your investment.

We have experienced significant management turnover and might not be able to recruit and retain the experienced personnel we need to compete in the drug discovery and development industry.

Our future success depends on the personal efforts and abilities of the principal members of our senior management and scientific staff to provide strategic direction, develop business, manage our operations, and maintain a cohesive and stable work environment. Our Chief Executive Officer and General Counsel both left our Company in July 2009, as did a number of our directors. Also, our Chief Financial Officer left our Company in September 2009. We retained three new executives at that time, so their integration into our Company has been and will continue to be critical to our success. Any future management departures could have a material adverse effect on our business.

If we do not maintain current or enter into new collaborations with other companies, we might not successfully develop our product candidates or generate sufficient revenues to expand our business.

We currently rely on scientific and research and development collaboration arrangements with academic institutions and other third party collaborators, including our agreement for eniluracil with GlaxoSmithKline and an exclusive worldwide license from Oregon Health & Science University for STS. We also rely on collaborators for testing STS, including SIOPEL and the Children’s Oncology Group.

The agreements with Oregon Health & Science University are terminable by either party in the event of an uncured breach by the other party. We may also terminate our agreement with Oregon Health & Science University at any time upon prior written notice of specified durations to the licensor. Termination of any of our collaborative arrangements could materially adversely affect our business. For example, if we are unable to make the appropriate payments under these agreements, the licensor might terminate the agreement which might have a material adverse impact. In addition, our collaborators might not perform as agreed in the future.

Since we conduct a significant portion of our research and development through collaborations, our success may depend significantly on the performance of such collaborators, as well as any future collaborators. Collaborators might not commit sufficient resources to the research and development or commercialization of our product candidates. Economic or technological advantages of products being developed by others, or other factors could lead our collaborators to pursue other product candidates or technologies in preference to those being developed in collaboration with us. The commercial potential of, development stage of and projected resources required to develop our drug candidates will affect our ability to maintain current collaborations or establish new collaborators. There is a risk of dispute with respect to ownership of technology developed under any collaboration. Our management of any collaboration will require significant time and effort as well as an effective allocation of resources. We may not be able to simultaneously manage a large number of collaborations.

Our product candidates are still in development. Due to the long, expensive and unpredictable drug development process, we might not ever successfully develop and commercialize any of our product candidates.

In order to achieve profitable operations, we, alone or in collaboration with others, must successfully fund, develop, manufacture, introduce and market our product candidates. The time necessary to achieve market success for any individual product is long and uncertain. Our product candidates and research programs are in various stages of clinical development and require significant, time-consuming and costly research, testing and regulatory clearances. In developing our product candidates, we are subject to risks of failure that are inherent in the development of therapeutic products based on innovative technologies. For example, our product candidates might be ineffective, as eniluracil was shown to be in earlier clinical trials conducted by GlaxoSmithKline, or may be overly toxic, or otherwise might fail to receive the necessary regulatory clearances. The results of preclinical and initial clinical trials are not necessarily predictive of future results. Our product candidates might not be economical to manufacture or market or might not achieve market acceptance. In addition, third parties might hold proprietary rights that preclude us from marketing our product candidates or others might market equivalent or superior products.

We must conduct human clinical trials to assess our product candidates. If these trials are delayed or are unsuccessful, our development costs will significantly increase and our business prospects may suffer.

Before obtaining regulatory approvals for the commercial sale of our product candidates, we must demonstrate, through preclinical studies with animals and clinical trials with humans, that our product candidates are safe and effective for use in each target indication. To date, we have performed only limited clinical trials, and we have only done so with some of our product candidates. Much of our testing has been conducted on animals or on human cells in the laboratory, and the benefits of treatment seen in animals may not ultimately be obtained in human clinical trials. As a result, we will need to perform significant additional research and development and extensive preclinical and clinical testing prior to any application for commercial use. We may suffer significant setbacks in clinical trials, and the trials may demonstrate our product candidates to be unsafe or ineffective. We may also encounter problems in our clinical trials that will cause us to delay, suspend or terminate those clinical trials, which would increase our development costs and harm our financial results and commercial prospects. Identifying and qualifying patients to participate in clinical trials of our potential products is critically important to our success. The timing of our clinical trials depends on the speed at which we can recruit patients to participate in testing our product candidates. We have experienced delays in some of our clinical trials and we may experience significant delays in the future. If patients are unwilling to participate in our trials because of competitive clinical trials for similar patient populations, perceived risk or any other reason, the timeline for recruiting patients, conducting trials and obtaining regulatory approval of potential products will be delayed. Other factors that may result in significant delays include obtaining regulatory or ethics review board approvals for proposed trials, reaching agreement on acceptable terms with prospective clinical trial sites, and obtaining sufficient quantities of drug for use in the clinical trials. Such delays could result in the termination of the clinical trials altogether.

Regulatory approval of our product candidates is time-consuming, expensive and uncertain, and could result in unexpectedly high expenses and delay our ability to sell our products.

Development, manufacture and marketing of our products are subject to extensive regulation by governmental authorities in the United States and other countries. This regulation could require us to incur significant unexpected expenses or delay or limit our ability to sell our product candidates. Our clinical studies might be delayed or halted, or additional studies might be required, for various reasons, including:

•	lack of funding;

•	the drug is not effective;

•	patients experience severe side effects during treatment;

•	appropriate patients do not enroll in the studies at the rate expected;

•	drug supplies are not sufficient to treat the patients in the studies; or

•	we decide to modify the drug during testing.

If regulatory approval of any product is granted, it will be limited to those indications for which the product has been shown to be safe and effective, as demonstrated to the FDA’s satisfaction through clinical studies. Furthermore, approval might entail ongoing requirements for post-marketing studies. Even if regulatory approval is obtained, labeling and promotional activities are subject to continual scrutiny by the FDA and state regulatory agencies and, in some circumstances, the Federal Trade Commission. FDA enforcement policy prohibits the marketing of approved products for unapproved, or off-label, uses. These regulations and the FDA’s interpretation of them might impair our ability to effectively market our products.

We and our third-party manufacturers are also required to comply with the applicable current FDA Good Manufacturing Practices regulations, which include requirements relating to quality control and quality assurance, as well as the corresponding maintenance of records and documentation. Further, manufacturing facilities must be approved by the FDA before they can be used to manufacture our products, and they are subject to additional FDA inspection. If we fail to comply with any of the FDA’s continuing regulations, we could be subject to reputational harm and sanctions, including:

•	delays, warning letters and fines;

•	product recalls or seizures and injunctions on sales;

•	refusal of the FDA to review pending applications;

•	total or partial suspension of production;

•	withdrawals of previously approved marketing applications; and

•	civil penalties and criminal prosecutions.

In addition, identification of side effects after a drug is on the market or the occurrence of manufacturing problems could cause subsequent withdrawal of approval, reformulation of the drug, additional testing or changes in labeling of the product.

We may be unable to effectively deploy the proceeds from our April 30, 2010 financing for the development of eniluracil.

In April 2010, we announced the closing of a CAD$7,202,000 million financing. This financing requires effective management and deployment of our current employees and consultants. Any inability on our part to manage effectively the deployment of this capital could limit our ability to successfully develop eniluracil.

If our licenses to proprietary technology owned by others are terminated or expire, we may suffer increased development costs and delays, and we may not be able to successfully develop our product candidates.

The development of our drug candidates and the manufacture and sale of any products that we develop will involve the use of processes, products and information, some of the rights to which are owned by others. Our product candidates are licensed under agreements with GlaxoSmithKline and Oregon Health & Science University. Although we have obtained licenses or rights with regard to the use of certain processes, products and information, the licenses or rights could be terminated or expire during critical periods and we may not be able to obtain, on favorable terms or at all, licenses or other rights that may be required. Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor, which may not be granted.

If we are unable to adequately protect or maintain our patents and licenses related to our product candidates, or we infringe upon the intellectual property rights of others, we may not be able to successfully develop and commercialize our product candidates.

The value of our technology will depend in part upon our ability, and those of our collaborators, to obtain patent protection or licenses to patents, maintain trade secret protection and operate without infringing on the rights of third parties. Although we have successfully pursued patent applications in the past, it is possible that:

•	some of all of our pending patent applications, or those we have licensed, may not be allowed;

•	proprietary products or processes that we develop in the future may not be patentable;

•	any issued patents that we own or license may not provide us with any competitive advantages or may be successfully challenged by third parties; or

•	the patents of others may have an adverse effect on our ability to do business.

It is not possible for us to be certain that we are the original and first creator of inventions encompassed by our pending patent applications or that we were the first to file patent applications for any such inventions. Further, any of our patents, once issued, may be declared by a court to be invalid or unenforceable.

Eniluracil is currently protected under issued composition of matter and method patents that we exclusively licensed in combination with 5-FU from GlaxoSmithKline that expire in 2014 and 2015. STS is currently protected by method of use patents that we exclusively licensed from Oregon Health & Science University that expire in Europe in 2021 and are currently pending in the United States. None of the above expiry dates take into consideration additional pending patent applications for eniluracil that, if issued, could provide additional patent protection nor possible patent term extensions or periods of data exclusivity that may be available upon marketing approval in the various countries worldwide. In addition, periods of marketing exclusivity for STS may also be possible in the United States under orphan drug status. We obtained Orphan Drug Designation in the United States for the use of STS in the prevention of platinum-induced ototoxicity in pediatric patients in 2004, if approved, will have seven years of exclusivity in the United States from the approval date. Refer to the “Description of Business” section of this registration statement for a further description of the United States Orphan Drug Designation.

We may be required to obtain licenses under patents or other proprietary rights of third parties but the extent to which we may wish or need to do so is unknown. Any such licenses may not be available on terms acceptable to us or at all. If such licenses are obtained, it is likely they would be royalty bearing, which would reduce any future income. If licenses cannot be obtained on an economical basis, we could suffer delays in market introduction of planned products or their introduction could be prevented, in some cases after the expenditure of substantial funds. If we do not obtain such licenses, we would have to design around patents of third parties, potentially causing increased costs and delays in product development and introduction or precluding us from developing, manufacturing or selling our planned products, or our ability to develop, manufacture or sell products requiring such licenses could be foreclosed.

Litigation may also be necessary to enforce or defend patents issued or licensed to us or our collaborators or to determine the scope and validity of a third party’s proprietary rights. We could incur substantial costs if litigation is required to defend ourselves in patent suits brought by third parties, if we participate in patent suits brought against or initiated by our collaborators, or if we initiate such suits. We might not prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject us to significant liabilities, require disputed rights to be licensed from other parties or require us or our collaborators to cease using certain technology or products. Any of these events would likely have a material adverse effect on our business, financial condition and results of operations.

Much of our technological know-how that is not patentable may constitute trade secrets. Our confidentiality agreements might not provide for meaningful protection of our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of information. In addition, others may independently develop or obtain similar technology and may be able to market competing products and obtain regulatory approval through a showing of equivalency to our product that has obtained regulatory approvals, without being required to undertake the same lengthy and expensive clinical studies that we would have already completed.

The vulnerability to off-label use or sale of our product candidates that are covered only by “method of use” patents may cause downward pricing pressure on these product candidates if they are ever commercialized and may make it more difficult for us to enter into collaboration or partnering arrangements for the development of these product candidates.

STS, one of our product candidates, is currently only covered by “method of use” patents, which covers the use of certain compounds to treat specific conditions, and not by “composition of matter” patents, which would cover the chemical composition of the compound. Method of use patents provides less protection than composition of matter patents because of the possibility of off-label competition if other companies develop or market the compound for other uses. If another company markets a drug that we expect to market under the protection of a method of use patent, physicians may prescribe the other company’s drug for use in the indication for which we obtain approval and have a patent, even if the other company’s drug is not approved for such an indication. Off-label use and sales could limit our sales and exert pricing pressure on any products we develop covered only by method of use patents. Also, it may be more difficult to find a collaborator to license or support the development of our product candidates that are only covered by method of use patents.

If our third party manufacturers breach or terminate their agreements with us, or if we are unable to secure arrangements with third party manufacturers on acceptable terms as needed in the future, we may suffer significant delays and additional costs.

We have no experience manufacturing products and do not currently have the resources to manufacture any products that we may develop. We currently have agreements with contract manufacturers for clinical supplies of STS, eniluracil and 5-FU, including drug substance providers and drug product suppliers, but they might not perform as agreed in the future or may terminate our agreement with them before the end of the required term. Significant additional time and expense would be required to effect a transition to a new contract manufacturer.

We plan to continue to rely on contract manufacturers for the foreseeable future to produce quantities of products and substances necessary for research and development, preclinical trials, human clinical trials and product commercialization, and to perform their obligations in a timely manner and in accordance with applicable government regulations. If we develop any products with commercial potential, we will need to develop the facilities to independently manufacture such products or secure arrangements with third parties to manufacture them. We may not be able to independently develop manufacturing capabilities or obtain favorable terms for the manufacture of our products. While we intend to contract for the commercial manufacture of our product candidates, we may not be able to identify and qualify contractors or obtain favorable contracting terms. We or our contract manufacturers may also fail to meet required manufacturing standards, which could result in delays or failures in product delivery, increased costs, injury or death to patients, product recalls or withdrawals and other problems that could significantly hurt our business. We intend to maintain a second source for back-up commercial manufacturing, wherever feasible. However, if a replacement to our future internal or contract manufacturers were required, the ability to establish second-sourcing or find a replacement manufacturer may be difficult due to the lead times generally required to manufacture drugs and the need for FDA compliance inspections and approvals of any replacement manufacturer, all of which factors could result in production delays and additional commercialization costs. Such lead times would vary based on the situation, but might be twelve months or longer.

We lack the resources necessary to effectively market our product candidates, and we may need to rely on third parties over whom we have little or no control and who may not perform as expected.

We do not have the necessary resources to market our product candidates. If we develop any products with commercial potential, we will either have to develop a marketing capability, including a sales force, which is difficult and expensive to implement successfully, or attempt to enter into a collaboration, merger, joint venture, license or other arrangement with third parties to provide a substantial portion of the financial and other resources needed to market such products. We may not be able to do so on acceptable terms, if at all. If we rely extensively on third parties to market our products, the commercial success of such products may be largely outside of our control.

We conduct our business internationally and are subject to laws and regulations of several countries which may affect our ability to access regulatory agencies and may affect the enforceability and value of our licenses.

We have conducted clinical trials in the United States, Canada, Europe and the Pacific Rim and intend to, or may, conduct future clinical trials in these and other jurisdictions. There can be no assurance that any sovereign government will not establish laws or regulations that will be deleterious to our interests. There is no assurance that we, as a Canadian corporation, will continue to have access to the regulatory agencies in any jurisdiction where we might want to conduct clinical trials or obtain regulatory approval, and we might not be able to enforce our license or patent rights in foreign jurisdictions. Foreign exchange controls may have a material adverse effect on our business and financial condition, since such controls may limit our ability to flow funds into or out of a particular country to meet obligations under licenses, clinical trial agreements or other collaborations.

Our cash invested in money market funds might be subject to loss.

There has been significant deterioration and instability in the financial markets. Even though we believe we take a conservative approach to investing our funds, the volatility of the current financial markets exposes us to increased investment risk, including the risks that the value and liquidity of our money market investments could deteriorate significantly and the issuers of the investments we hold could be subject to credit rating downgrades. This might result in significant losses in our money market investments that could adversely impact our financial condition, which could be an immediate problem given our extremely limited financial resources. While we have not experienced any loss or write down of our money market investments in the past, we cannot guarantee that such losses will not occur in future periods.

Risks Related to Our Industry

If we are unable to obtain applicable U.S. and/or foreign regulatory approvals, we will be unable to develop and commercialize our drug candidates.

The preclinical studies and clinical trials of our product candidates, as well as the manufacturing, labeling, sale and distribution, export or import, marketing, advertising and promotion of our product candidates are subject to various regulatory frameworks in the United States, Canada and other countries. Any products that we develop must receive all relevant regulatory approvals and clearances before any marketing, sale or distribution. The regulatory process, which includes extensive preclinical studies and clinical testing to establish product safety and efficacy, can take many years and cost substantial amounts of money. As a result of the length of time, many challenges and costs associated with the drug development process, the historical rate of failures for drug candidates is extremely high. For example, prior development of our compound eniluracil by GlaxoSmithKline was not successful. Varying interpretations of the data obtained from studies and tests could delay, limit or prevent regulatory approval or clearance. Changes in regulatory policy could also cause delays or affect regulatory approval. Any regulatory delays may increase our development costs and negatively impact our competitiveness and prospects. It is possible that we may not be able to obtain regulatory approval of any of our drug candidates or approvals may take longer and cost more to obtain than expected.

Regulatory approvals, if granted, may entail limitations on the uses for which any products we develop may be marketed, limiting the potential sales for any such products. The granting of product approvals can be withdrawn at any time, and manufacturers of approved products are subject to regular reviews, including for compliance with FDA Good Manufacturing Practices regulations. Failure to comply with any applicable regulatory requirement, which may change from time to time, can result in warning letters, fines, sanctions, penalties, recalling or seizing products, suspension of production, or even criminal prosecution.

Future sales of our product candidates may suffer if they fail to achieve market acceptance.

Even if our product candidates are successfully developed and achieve appropriate regulatory approval, they may not enjoy commercial acceptance or success. Product candidates may compete with a number of new and traditional drugs and therapies developed by major pharmaceutical and biotechnology companies. Market acceptance is dependent on product candidates demonstrating clinical efficacy and safety, as well as demonstrating advantages over alternative treatment methods. In addition, market acceptance is influenced by government reimbursement policies and the ability of third parties to pay for such products. Physicians, patients, the medical community or patients may not accept or utilize any products we may develop.

We face a strong competitive environment. Other companies may develop or commercialize more effective or cheaper products, which may reduce or eliminate the demand for our product candidates.

The biotechnology and pharmaceutical industry, and in particular the field of cancer therapeutics where we are focused, is very competitive. Many companies and research organizations are engaged in the research, development and testing of new cancer therapies or means of increasing the effectiveness of existing therapies, including, among many others, Abbott Laboratories, Amgen, Antisoma, Adventrix, AstraZeneca, Bayer, Bristol-Myers Squibb, EntreMed, Johnson & Johnson, Merck & Co., NeoPharm, Novartis, Onyx, OSI Pharmaceuticals, OXiGENE, Peregrine Pharmaceuticals, Pfizer, Roche, Sanofi-Aventis, and Taiho. Many of these companies have marketed drugs or are developing targeted cancer therapeutics which, depending upon the mechanism of action of such agents could thus be competitors.

Many of our existing or potential competitors have substantially greater financial, technical and human resources than we do and may be better equipped to develop, manufacture and market products. In addition, many of these competitors have extensive experience with preclinical testing and human clinical trials and in obtaining regulatory approvals. Also, some of the smaller companies that compete with us have formed collaborative relationships with large, established companies to support the research, development, clinical trials and commercialization of any products that they may develop. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for research, clinical development and marketing of products similar to those we seek to develop. These companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our projects.

We are likely to face competition in the areas of product efficacy and safety, ease of use and adaptability, as well as pricing, product acceptance, regulatory approvals and intellectual property. Competitors could develop more effective, safer and more affordable products than we do, and they may obtain patent protection or product commercialization before we do or even render our product candidates obsolete. The existence of competitive products, including products or treatments of which we are not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of any products that we develop.

We may face product liability claims that could require us to defend costly lawsuits or incur substantial liabilities that could adversely impact our financial condition, receipt of regulatory approvals for our product candidates and our results of operation.

The use of our product candidates in clinical trials and for commercial applications, if any, may expose us to liability claims in the event that such product candidates cause injury or death or result in other adverse effects. These claims could be made by health care institutions, contract laboratories, and subjects participating in our clinical studies, patients or others using our product candidates. In addition to liability claims, certain serious adverse events could require interruption, delay and/or discontinuation of a clinical trial and potentially prevent further development of the product candidate. We carry clinical trial insurance but the coverage may not be sufficient to protect us from legal expenses and liabilities we might incur. Litigation is very expensive, even if we are successful. In addition, our existing coverage may not be adequate if we further develop products, and future coverage may not be available in sufficient amounts or at reasonable cost. In addition, we might reduce the amount of this coverage due to our limited financial resources. Adverse liability claims may also harm our ability to obtain or maintain regulatory approvals.

We use hazardous material and chemicals in our research and development, and our failure to comply with laws related to hazardous materials could materially harm us.

Our research and development processes involve the controlled use of hazardous materials, such as flammable organic solvents, corrosive acids and corrosive bases. Accordingly, we are subject to federal, state, local and foreign laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources and may not be covered by our general liability insurance. We currently do not carry insurance specifically for hazardous materials claims. We may be required to incur significant costs to comply with environmental laws and regulations, which may change from time to time.

Efforts to reduce product pricing and health care reimbursement and changes to government policies could negatively affect the commercialization of our product candidates.

If any of our product candidates achieve regulatory approval, we may be materially adversely affected by the continuing efforts of governmental and third-party payors to contain or reduce health care costs. For example, if we succeed in bringing one or more products to market, such products may not be considered cost-effective and the availability of consumer reimbursement may not exist or be sufficient to allow the sale of such products on a competitive basis. The constraints on pricing and availability of competitive products may further limit our pricing and reimbursement policies as well as adversely impact market acceptance and commercialization for the products.

In many markets, the pricing or profitability of healthcare products is subject to government control. In recent years, federal, state, provincial and local officials and legislators have proposed or are proposing a variety of price-based reforms to the healthcare systems in the United States, Canada and elsewhere. Some proposals include measures that would limit or eliminate payments from third-party payors to the consumer for certain medical procedures and treatments or allow government control of pharmaceutical pricing. The adoption of any such proposals or reforms could adversely affect the commercial viability of our product candidates.

In the U.S., there have been numerous proposals considered at the federal and state levels for comprehensive reforms of health care and its cost, and it is likely that federal and state legislatures and health agencies will continue to focus on health care reform in the future. Congress has considered legislation to reform the U.S. health care system by expanding health insurance coverage, reducing health care costs and making other changes. While health care reform may increase the number of patients who have insurance coverage for our products, it may also include cost containment measures that adversely affect reimbursement for our products. Congress has also considered legislation to change the Medicare reimbursement system for outpatient drugs, increase the amount of rebates that manufacturers pay for coverage of their drugs by Medicaid programs and facilitate the importation of lower-cost prescription drugs that are marketed outside the U.S. Some states are also considering legislation that would control the prices of drugs, and state Medicaid programs are increasingly requesting manufacturers to pay supplemental rebates and requiring prior authorization by the state program for use of any drug for which supplemental rebates are not being paid. Managed care organizations continue to seek price discounts and, in some cases, to impose restrictions on the coverage of particular drugs. Government efforts to reduce Medicaid expenses may lead to increased use of managed care organizations by Medicaid programs. This may result in managed care organizations influencing prescription decisions for a larger segment of the population and a corresponding constraint on prices and reimbursement for our products.

Any significant changes in the healthcare system in the United States, Canada or abroad would likely have a substantial impact on the manner in which we conduct business and could have a material adverse effect on our ability to raise capital and the viability of product commercialization.

Risks Related to This Offering

We are registering the sale of up to 425,000,000 shares of common stock which may be issued via a private placement or a rights offering to existing shareholders. The sale of such shares could depress the market price of our common stock and you may not be able to sell your investment for what you paid for it.

We are registering the sale of 425,000,000 shares of common stock under the registration statement of which this prospectus forms a part. The sale of these shares into the public market could depress the market price of our common stock and you may not be able to sell your investment for what you paid for it.

If you do not exercise your subscription rights in full, your percentage ownership and voting rights in our Company will likely experience dilution.

If you choose not to exercise your subscription rights, you will retain your current number of shares of common stock of our Company. However, if you choose not to exercise your subscription rights, your percentage ownership and voting rights in our Company will experience dilution if and to the extent that other shareholders exercise their subscription rights. In that event, the percentage ownership, voting rights and other rights of all shareholders who do not fully exercise their subscription rights will be diluted.

We will have immediate and broad discretion over the use of the net proceeds from this offering.

There is no minimum offering amount required as a condition to closing this offering and therefore net proceeds from this offering will be immediately available to us to use at our discretion. We intend to use the net proceeds to continue to clinically develop our products and for working capital purposes. However, we may sell only a portion of the Units being offered by this prospectus and, as a result, our net proceeds may be significantly less than the amount required to complete all clinical requirements. Our judgment in how to use the net proceeds from this offering or in whether to sell less than all the offered securities may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial, or other information upon which we base our decisions.

We may not be able to sell as many Units in the rights offering as we have intended.

Our ability to obtain funds under the rights offering is limited by the number of shareholders who subscribe to the rights offering. If we do not sell the entire amount of securities being offered in this rights offering, we may not have sufficient capital to execute our business strategy.

As the offering is not underwritten, no underwriter has conducted an independent review to verify the things we say in this prospectus.

Our offering is not underwritten. Thus, there has not been an independent “due diligence” review of matters covered by this prospectus, such as might be conducted by an underwriter had one been affiliated with this offering.

No trading market will exist for the subscription rights.

The subscription rights are a new issue of securities and will expire on the expiration date of the rights offering. We do not intend to seek the listing of the subscription rights on any exchange nor do we anticipate that the subscription rights will be quoted on the OTC Bulletin Board or on the “pink sheets,” and, accordingly, the subscription rights will not be liquid.

Risks Related to Our Common Stock

Our common stock has been delisted from NYSE Alternext US LLC (formerly the American Stock Exchange), which may make it more difficult for stockholders to dispose of their shares.

In December 2008, we received notice from the NYSE Alternext US, LLC (formerly the American Stock Exchange), or AMEX, that we were not in compliance with Section 1003(a)(ii) of its Company Guide, because our stockholders’ equity was below $6 million and we had incurred losses from continued operations and net losses in the five most recent fiscal years. On January 20, 2009, we voluntarily filed to delist our common stock from the AMEX and effective January 30, 2009, our common stock no longer traded on the AMEX. As a result, any trading of our common stock in the U.S. will need to be conducted in the over-the-counter market, on the Pink Sheets. In addition, our common stock is also subject to the SEC’s penny stock rules, which impose additional requirements on broker-dealers who effect trades. As a result, stockholders might have difficulty selling our common stock.

We may be unable to maintain the listing of our common stock on the TSX and that would make it more difficult for stockholders to dispose of their common stock.

Our common stock is currently listed on the TSX. The TSX has rules for continued listing, including minimum market capitalization and other requirements, that we might not meet in the future, particularly if the price of our common stock does not increase or we are unable to raise additional capital to continue operations. In January 2009, our common stock was delisted from the AMEX as we did not meet the continued listing requirements of that exchange. On April 22, 2010, the Toronto Stock Exchange issued an official delisting review of our common stock. On August 18, 2010, the Toronto Stock Exchange completed its review of the Company and determined that the Company meets TSX's continued listing requirements.

Delisting from the TSX would make it more difficult for stockholders to dispose of their common stock and more difficult to obtain accurate quotations on our common stock. This could have an adverse effect on the price of our common stock. There can be no assurances that a market maker will make a market in our common stock on the Pink Sheets or any other stock quotation system after delisting. Furthermore, securities quoted on the Pink Sheets generally have significantly less liquidity than securities traded on a national securities exchange, not only in the number of shares that can be bought and sold, but also through delays in the timing of transactions and lower market prices than might otherwise be obtained. As a result, stockholders might find it difficult to resell shares at prices quoted in the market or at all. Furthermore, because of the limited market and generally low volume of trading in our common stock, our common stock is more likely to be affected by broad market fluctuations, general market conditions, fluctuations in our operating results, changes in the market’s perception of our business, and announcements made by us, our competitors or parties with whom we have business relationships. Our ability to issue additional securities for financing or other purposes, or to otherwise arrange for any financing we may need in the future, may also be materially and adversely affected by the fact that our securities are not traded on a national securities exchange.

The market price of our common stock is highly volatile and could cause the value of your investment to significantly decline.

Historically, the market price of our common stock has been highly volatile and the market for our common stock has from time to time experienced significant price and volume fluctuations, some of which are unrelated to our operating performance. From July 1, 2008 to [November XX], 2010, the trading price of our stock fluctuated from a high closing price of CAD$0.33 per share to a low closing price of CAD$0.01 per share on the TSX. From July 1, 2008 until our delisting on January 30, 2009, the trading price of our stock fluctuated from a high closing price of $0.23 per share to a low closing price of $0.01 per share on the AMEX. Historically, our common stock has had a low trading volume, and may continue to have a low trading volume in the future. This low volume may contribute to the volatility of the market price of our common stock. It is likely that the market price of our common stock will continue to fluctuate significantly in the future.

The market price of our stock may be significantly affected by many factors, including without limitation:

•	our immediate need to raise additional capital and the terms of any transaction we are able to enter into;

•	the economic crisis or other external factors generally or stock market trends in the pharmaceutical or biotechnology industries specifically;

•	announcements of licensing agreements, joint ventures, collaborations or other strategic alliances that involve our products or those of our competitors;

•	innovations related to our or our competitors’ products;

•	actual or potential clinical trial results related to our or our competitors’ products;

•	our financial results or those of our competitors;

•	reports of securities analysts regarding us or our competitors;

•	developments or disputes concerning our licensed or owned patents or those of our competitors;

•	developments with respect to the efficacy or safety of our products or those of our competitors; and

•	health care reforms and reimbursement policy changes nationally and internationally.

Our common stock is deemed to be a “penny stock,” which may make it more difficult for investors to sell their shares due to suitability requirements.

Our common stock is subject to Rule 15g-1 through 15g-9 under the Exchange Act, which imposes certain sales practice requirements on broker-dealers which sell our common stock to persons other than established customers and “accredited investors” who are generally individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. This rule adversely affects the ability of broker-dealers to sell our common stock and the ability of our stockholders to sell their shares of common stock.

Additionally, our common stock is subject to the SEC regulations for “penny stock.” Penny stock includes any equity security that is not listed on a national exchange and has a market price of less than $5.00 per share, subject to certain exceptions. The regulations require that prior to any non-exempt buy/sell transaction in a penny stock, a disclosure schedule set forth by the SEC relating to the penny stock market must be delivered to the purchaser of such penny stock. This disclosure must include the amount of commissions payable to both the broker-dealer and the registered representative and current price quotations for the common stock. The regulations also require that monthly statements be sent to holders of penny stock that disclose recent price information for the penny stock and information of the limited market for penny stocks. These requirements adversely affect the market liquidity of our common stock.

Our existing principal stockholders hold a substantial number of shares of our common stock and may be able to exercise influence in matters requiring approval of stockholders.

At [November XX, 2010], our current stockholders separately representing more than 5% ownership in our Company collectively represented beneficial ownership of approximately 65% of our common stock. In particular, Southpoint Capital Advisors LP owns or exercises control over 200 million shares of common stock, representing approximately 54% of the issued and outstanding common stock. In addition, Mr. Robert Butts, Co-Founder and former Portfolio Manager of Southpoint Capital Advisors LP individually owns 41.5 million shares, or 11% of our common stock, and he serves as our Chairman of our Board of Directors. Southpoint Capital, our other 5% stockholders, and other insiders, acting alone or together, might be able to influence the outcomes of matters that require the approval of our stockholders, including but not limited to certain equity transactions (such as a financing), an acquisition or merger with another company, a sale of substantially all of our assets, the election and removal of directors, or amendments to our incorporating documents. These stockholders might make decisions that are adverse to your interests. The concentration of ownership could have the effect of delaying, preventing or deterring a change of control of our company, which could adversely affect the market price of our common stock or deprive our other stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company.

There are a large number of shares of our common stock underlying outstanding warrants and options, and reserved for issuance under our stock option plan, that may be sold in the market, which could depress the market price of our stock and result in substantial dilution to the holders of our common stock.

Sale or issuance of a substantial number of shares of our common stock in the future could cause the market price of our common stock to decline. It may also impair our ability to obtain additional financing. At [November XX], 2010, we had outstanding warrants to purchase approximately 240.6 million shares of our common stock which had a weighted average exercise price of $0.08. In addition, at [November XX], 2010, there were approximately 83.5 million shares issuable upon the exercise of stock options granted by us of which approximately 70.3 million were denominated in Canadian dollars and had a weighted average exercise price of CAD$0.13 per common share and approximately 13.2 million were denominated in U.S. dollars and had a weighted average exercise price of $0.55 per common share. We may also issue further warrants as part of any future financings as well as the additional 9.2 million options to acquire our common stock currently remaining available for issuance under our stock option plan.

We may need to raise substantial additional funds in the near future to continue our operations. Any equity offering could result in significant dilution to the ownership interests of shareholders and may result in dilution of the value of such interests and any debt offering will increase financial risk.

In order to satisfy our anticipated capital requirements to develop our products, we may need to raise substantial additional funds through either the sale of additional equity, the issue of securities convertible into equity, the issuance of debt, the establishment of collaborations that provide us with funding, the out-license or sale of certain aspects of our intellectual property portfolio, or from other sources. The most likely sources of financing that may be available to us in the near term are the sale of shares of common stock and/or securities convertible into common stock and the issuance of debt.

We cannot predict the size of future issues of common stock or the issue of securities convertible into common stock or the effect that any such future issues and sales of common stock will have on the market price of our common stock. However, given the current market price of our common stock, any transaction involving the issue of common stock, or securities convertible into common stock, will likely result in immediate and substantial dilution to present and prospective holders of common stock. Alternatively, we may rely on debt financing and assume debt obligations that require us to make substantial interest and capital payments and to pledge some or all of our assets as collateral to secure such debt obligations.

We have not paid any dividends since incorporation and do not anticipate declaring any dividends in the foreseeable future. As a result, you will not be able to recoup your investment through the payment of dividends on your common stock and the lack of a dividend payable on our common stock might depress the value of your investment.

We will use all available funds to finance the development of our product candidates and operation of our business. Our directors will determine if and when dividends should be declared and paid in the future based on our financial position at the relevant time, but since we have no present plans to pay dividends, you should not expect receipt of dividends either for your cash needs or to enhance the value of your common stock.

USE OF PROCEEDS

The proceeds from this offering will be used for working capital and general corporate purposes. We intend to primarily use the proceeds on the development of eniluracil.

PLAN OF DISTRIBUTION

Terms of the Rights Offering

We are distributing, at no charge to the holders of our common stock, subscription rights to subscribe for Units, which we refer to throughout this prospectus as Units, consisting of one share of our common stock and a five-year Warrant to purchase one additional share of our common stock at an exercise price of CAD$0.08 per share. Our stockholders will receive one subscription right for every share of our common stock held of record as of 5:00 p.m., New York City Time, on [November XX, 2010], the record date. There is no minimum number of Units you must purchase, but you may not purchase fractional Units.

Each subscription right entitles the holder to subscribe for one Unit at the subscription price of CAD$0.03 per Unit, which we refer to as the basic subscription right. In addition, rights holders who fully exercise their basic subscription rights will be entitled, subject to limitations, to subscribe for additional Units that remain unsubscribed as a result of any unexercised basic subscription rights, which we refer to as the over-subscription right, at the subscription price of CAD$0.03 per Unit.

The rights will expire at 5:00 p.m., New York City Time, on November XX, 2010, which date we refer to as the expiration date. If the rights offering is undersubscribed, we may extend the period for exercising the rights in our sole discretion. Any rights not exercised at or before that time will expire worthless without any payment to the holders of those unexercised rights. There is no minimum subscription amount required for consummation of the rights offering.

In the event we cancel the rights offering, all subscription payments received by us will be returned, without interest or penalty, as soon as practicable.

The rights will be evidenced by subscription rights certificates which will be mailed to our existing shareholders who reside in a Province of Canada and the United States. Rights are not transferrable by rights holders.

For purposes of determining the number of Units a rights holder may acquire in this offering, brokers, dealers, custodian banks, trust companies or others whose shares are held of record by DTC or by any other depository or nominee will be deemed to be the holders of the rights that are issued to Cede or the other depository or nominee on their behalf.

There is no minimum subscription amount. We will sell no more than 425,000,000 Units in this offering.

Allocation and Exercise of Over-Subscription Rights

In order to properly exercise an over-subscription right, a rights holder must: (i) indicate on its subscription rights certificate that it submits with respect to the exercise of the rights issued to it how many additional Units it is willing to acquire pursuant to its over-subscription right and (ii) concurrently deliver the subscription payment related to your over-subscription right at the time you make payment for your basic subscription right.

If there are sufficient remaining Units, all over-subscription requests will be honored in full. If requests for shares pursuant to the over-subscription right exceed the remaining shares available, the available remaining shares will be allocated pro rata among rights holders who over-subscribe based on the number of over-subscription shares to which they subscribe. The allocation process will assure that the total number of remaining shares available for over-subscriptions is distributed on a pro rata basis. The formula to be used in allocating the available excess shares is as follows:

Number of Over-Subscription Units
Subscribed to by Exercising Rights Holder		Units Available for
Total Number of Over-Subscription Units	X	Rights Holders Exercising
Available for Rights Holders Exercising Their Over-Subscription Right		Their Over-Subscription Right

Rights payments for basic subscriptions and over-subscriptions will be deposited upon receipt by the subscription agent and held in a segregated account with the Subscription Agent pending a final determination of the number of Units to be issued pursuant to the over-subscription right. If the prorated amount of Units allocated to you in connection with your over-subscription right is less than your over-subscription request, then the excess funds held by the subscription agent on your behalf will be returned to you promptly without interest or deduction. We will deliver certificates representing your Units of one share of common stock and one Warrant to acquire one share of common stock or credit your account at your nominee holder with one share of common stock and one Warrant to acquire one share of common stock that you purchased pursuant to your over-subscription right as soon as practicable after the rights offering has expired and all proration calculations and reductions contemplated by the terms of the rights offering have been effected.

Brokers, dealers, custodian banks, trust companies and other nominee holders of rights will be required to certify to the subscription agent, before any over-subscription right may be exercised with respect to any particular beneficial owner, as to the aggregate number of rights exercised pursuant to the basic subscription right and the number of Units subscribed for pursuant to the over-subscription right by such beneficial owner.

Pro Rata Allocation if Insufficient Shares are Available for Issuance

If we receive a sufficient number of subscriptions, the aggregate dollar amount of the exercises could exceed the maximum dollar amount of this offering. In each case, we would reduce on a pro rata basis, the number of subscriptions we accept so that: (i) we will not become obligated to issue, upon exercise of the subscriptions, a greater number of Units than we have authorized and available for issuance and (ii) the gross proceeds of this offering will not exceed the maximum dollar amount of this offering. In the event of any pro rata reduction, we would first reduce over-subscriptions prior to reducing basic subscriptions.

Expiration of the Rights Offering and Extensions, Amendments, and Termination

Expiration and Extensions. You may exercise your subscription rights at any time before 5:00 p.m., New York City Time, on November XX, 2010, the expiration date of the rights offering, unless extended. If the rights offering is undersubscribed, our Board of Directors may extend the expiration date for exercising your subscription rights for up to an additional 30 trading days, in their sole discretion. If we extend the expiration date, you will have at least ten trading days during which to exercise your rights. Any extension of this offering will be followed as promptly as practicable by an announcement, and in no event later than 9:00 a.m., New York City Time, on the next business day following the previously scheduled expiration date.

We may choose to extend the expiration date of the rights in order to give investors more time to exercise their subscription rights in the rights offering. We may extend the expiration date of the rights offering by giving oral or written notice to the subscription agent and information agent on or before the scheduled expiration date. If we elect to extend the expiration date, we will issue a press release announcing such extension no later than 9:00 a.m., New York City Time, on the next business day after the most recently announced expiration date.

Any rights not exercised at or before that time will have no value and expire without any payment to the holders of those unexercised rights. We will not be obligated to honor your exercise of subscription rights if the subscription agent receives the documents relating to your exercise after the rights offering expires, regardless of when you transmitted the documents.

Termination; Cancellation. We may cancel or terminate the rights offering at any time prior to the expiration date. Any cancellation or termination of this offering will be followed as promptly as practicable by an announcement or termination.

Reasons for the Rights Offering; Determination of the Offering Price

We are making the rights offering for working capital and general corporate purposes. We intend to primarily use the proceeds on the development of eniluracil. Prior to approving the rights offering, our Board of Directors carefully considered current market conditions and financing opportunities, as well as the potential dilution of the ownership percentage of the existing holders of our common stock that may be caused by the rights offering.

After weighing the factors discussed above and the effect of the additional capital, before expenses, that may be generated by the sale of shares pursuant to the rights offering, our Board of Directors believes that the rights offering is in the best interests of our Company. As described in the section of this prospectus entitled “Use of Proceeds,” the proceeds from the rights offering, less fees and expenses incurred in connection with this offering, will be used for working capital and general corporate purposes. Although we believe that the rights offering will strengthen our financial condition, our Board of Directors is not making any recommendation as to whether you should exercise your subscription rights.

The subscription price per share for the rights offering was set by our Board of Directors. In determining the subscription price of the Units, the board of directors considered, among other things, the following factors:

•	the historical and current market price of our common stock;

•	the fact that holders of rights will have an over-subscription right;

•	the terms and expenses of this offering relative to other alternatives for raising capital,

•	the size of this offering; and

•	the general condition of the securities market.

Subscription Agent

Olympia Transfer Services, Inc. will act as the subscription agent in connection with this offering. The subscription agent will receive for its administrative, processing, invoicing and other services a fee estimated to be approximately $X,XXX plus reimbursement for all reasonable out-of-pocket expenses related to this offering.

Completed subscription rights certificates must be sent together with full payment of the subscription price for all Units subscribed for through the exercise of the subscription right and the over-subscription right to the subscription agent by one of the methods described below.

We will accept only properly completed and duly executed subscription rights certificates actually received at any of the addresses listed below, at or prior to 5:00 p.m., New York City Time, on the expiration date of this offering. See “Payment for Units” below. In this prospectus, close of business means 5:00 p.m., New York City Time, on the relevant date.

Subscription Rights Certificate Delivery Method:	By Mail/Commercial Courier/Hand Delivery

Address/Number:	Olympia Transfer Services
Suite 920, 120 Adelaide Street West
Toronto, Ontario M5H 1T1
(416) 364-7185

Delivery to an address other than the address listed above will not constitute valid delivery and, accordingly, may be rejected by us.

Any questions or requests for assistance concerning the method of subscribing for Units or for additional copies of this prospectus or subscription rights certificates may be directed to the subscription agent at its telephone number and address listed below:

Olympia Transfer Services
 Suite 920, 120 Adelaide Street West
 Toronto, Ontario M5H 1T1
 (416) 364-7185

Stockholders may also contact their broker, dealer, custodian bank, trustee or other nominee for information with respect to this offering.

Methods for Exercising Rights

Rights are evidenced by subscription rights certificates that will be mailed to record date stockholders or, if a record date stockholder’s shares are held by a depository or nominee on his, her or its behalf, to such depository or nominee. Rights may be exercised by completing and signing the subscription rights certificate that accompanies this prospectus and mailing it in the envelope provided, or otherwise delivering the completed and duly executed subscription rights certificate to the subscription agent, together with payment in full for the Units at the subscription price by the expiration date of this offering. Completed subscription rights certificates and related payments must be received by the subscription agent prior to 5:00 p.m., New York City Time, on or before the expiration date, at the offices of the subscription agent at the address set forth above.

Exercise of the Over-Subscription Right

Rights holders who fully exercise all basic subscription rights issued to them may participate in the over-subscription right by indicating on their subscription rights certificate the number of Units they are willing to acquire. If sufficient remaining shares are available after the basic subscription, all over-subscriptions will be honored in full; otherwise, remaining shares will be allocated on a pro rata basis as described under “Allocation of Over-Subscription Right” above.

Record Date Stockholders Whose Shares are Held by a Nominee

Record date stockholders whose shares are held by a nominee, such as a broker, dealer, custodian bank, trustee or other nominee, must contact that nominee to exercise their rights. In that case, the nominee will complete the subscription rights certificate on behalf of the record date stockholder and arrange for proper payment by one of the methods set forth under “Payment for Units” below.

Nominees

Nominees, such as brokers, dealers, custodian banks, trustees or depositories for securities, who hold shares for the account of others, should notify the respective beneficial owners of the shares as soon as possible to ascertain the beneficial owners’ intentions and to obtain instructions with respect to the rights. If the beneficial owner so instructs, the nominee should complete the subscription rights certificate and submit it to the subscription agent with the proper payment as described under “Payment for Units” below.

General

All questions as to the validity, form, eligibility (including times of receipt and matters pertaining to beneficial ownership) and the acceptance of subscription forms and the subscription price will be determined by us, which determinations will be final and binding. No alternative, conditional or contingent subscriptions will be accepted. We reserve the right to reject any or all subscriptions not properly submitted or the acceptance of which would, in the opinion of our counsel, be unlawful.

We reserve the right to reject any exercise if such exercise is not in accordance with the terms of this rights offering or not in proper form or if the acceptance thereof or the issuance of Units thereto could be deemed unlawful. We reserve the right to waive any deficiency or irregularity with respect to any subscription rights certificate. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. We will not be under any duty to give notification of any defect or irregularity in connection with the submission of subscription rights certificates or incur any liability for failure to give such notification.

The rights are not transferable.

Payment for Units

A participating rights holder may send the subscription rights certificate together with payment for the Units acquired in the subscription right and any additional shares subscribed for pursuant to the over-subscription right to the subscription agent based on the subscription price of CAD$0.03 per Unit. To be accepted, the payment, together with a properly completed and executed subscription rights certificate, must be received by the subscription agent at one of the subscription agent’s offices set forth above (see “Subscription Agent”), at or prior to 5:00 p.m., New York City Time, on the expiration date.

All payments by a participating rights holder must be in Canadian dollars by money order or check or bank draft drawn on a bank or branch located in the U.S. or Canada and payable to Olympia Transfer Services as Agent for benefit of (FBO) Adherex Technologies, Inc. Payment also may be made by wire transfer to [——], Olympia Transfer Services as Agent for benefit of (FBO) Adherex Technologies, Inc., with reference to the rights holder’s name. The subscription agent will deposit all funds received by it prior to the final payment date into a segregated account pending pro-ration and distribution of the Units.

The method of delivery of subscription rights certificates and payment of the subscription price to us will be at the election and risk of the participating rights holders, but if sent by mail it is recommended that such certificates and payments be sent by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent and clearance of payment prior to 5:00 p.m., New York City Time, on the expiration date. Because uncertified personal checks may take at least five business days to clear, you are strongly urged to pay, or arrange for payment, by means of certified or cashier’s check or money order. Whichever of the methods described above is used, issuance of the shares purchased is subject to collection of checks and actual payment.

If a participating rights holder who subscribes for shares as part of the subscription right or over-subscription right does not make payment of any amounts due by the expiration date, the subscription agent reserves the right to take any or all of the following actions: (i) reallocate the shares to other participating rights holders in accordance with the over-subscription right; (ii) apply any payment actually received by it from the participating rights holder toward the purchase of the greatest whole number of shares which could be acquired by such participating rights holder upon exercise of the basic subscription any over-subscription right; and/or (iii) exercise any and all other rights or remedies to which it may be entitled, including the right to set off against payments actually received by it with respect to such subscribed for Units.

All questions concerning the timeliness, validity, form and eligibility of any exercise of rights will be determined by us, whose determinations will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. The subscription agent will not be under any duty to give notification of any defect or irregularity in connection with the submission of subscription rights certificates or incur any liability for failure to give such notification.

Participating rights holders will have no right to rescind their subscription after receipt of their payment for Units.

Delivery of Stock Certificates

Stockholders whose shares are held of record by DTC or by any other depository or nominee on their behalf or on behalf of their broker, dealer, custodian bank, trustee or other nominee will have any shares that they acquire credited to the account of Cede & Co. or the other depository or nominee. With respect to all other stockholders, stock certificates for all shares acquired will be mailed promptly after payment for all the shares subscribed for has cleared.

DESCRIPTION OF SECURITIES TO BE REGISTERED

The following description of our capital stock and provisions of our Articles of Incorporation, as amended, and Bylaws, as amended is only a summary. You should also refer to our Articles of Incorporation, as amended, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, and our Bylaws, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

Rights

We are distributing Subscription Rights to all Holders of our common stock. We will distribute one Right for every share of common stock held by such as of 5:00 p.m., New York City time, on [November XX], 2010, the record date of the offering. The Basic Subscription Right entitles the Holder to purchase one Unit. Holders who fully exercise their Subscription Right will be entitled to subscribe for additional Units that remain unsubscribed as a result of any unexercised Subscription Rights on a pro rata basis with all other holders of rights who have exercised their Subscription Right in full and subscribed for additional Units. There is no standby commitment or additional subscription right.

Units

We are authorized to issue up to 450,000,000 Units, each consisting of one share of our common stock and one warrant to purchase our common stock. Each Unit may be purchased at the subscription price of CAD$0.03 per Unit, for total gross proceeds of up to CAD$13,500,000, however it is possible not all Units will be purchased, and the resulting gross proceeds raised will be smaller.

Common Stock

We are authorized to issue an unlimited number of shares of common stock, no par value. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our Articles of Incorporation, as amended. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Holders of common stock have no preemptive subscription, redemption or conversion rights or other subscription rights. Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be issued in this offering, when they are paid for, will be fully paid and non-assessable.

Warrants

Each Unit purchased will include a warrant to purchase one share of our common stock. The Warrants will have an exercise price of CAD$0.08 per share and the exercise price may be adjusted in certain instances. The exercise price will be payable by certified or bank check, or by wire transfer to an account designated by us of an amount equal to the then applicable warrant price multiplied by the number of warrant shares being issued. The Warrants will be exercisable upon the date of issuance and will terminate five years from the date of issuance. The number of shares for which the Warrants may be exercised and the exercise price applicable to the Warrants will be proportionately adjusted in the event that we make distributions of our common stock, or subdivide, combine or reclassify outstanding shares of our common stock, or if we pay a dividend in securities or property other than common stock. In the case of a merger or consolidation of us into another company where we are not the surviving company, the Holder will have the right to receive a new warrant in the surviving corporation.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed for such purpose on a contingency basis, or had, or is to receive, in connection with this offering, a substantial interest, direct or indirect, in us or any of our parents or subsidiaries, nor was any such person connected with us or any of our parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this prospectus are “forward-looking statements” and we intend that such forward-looking statements be subject to the safe harbors thereby. These statements are based on the current expectations, forecasts, and assumptions of our management and are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate,” “project,” “plan,” and other similar words are one way to identify such forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements with respect to (1) our anticipated sources and uses of cash and cash equivalents; (2) our anticipated commencement dates, completion dates and results of clinical trials; (3) our efforts to pursue collaborations with the government, industry groups or other companies; (4) our anticipated progress and costs of our clinical and preclinical research and development programs; (5) our corporate and development strategies; (6) our expected results of operations; (7) our anticipated levels of expenditures; (8) our ability to protect our intellectual property; (9) our ability to fully comply with domestic and international governmental regulation; (10) the anticipated applications and efficacy of our drug candidates; (11) future legal liability; and (12) our ability to attract and retain key employees. All statements, other than statements of historical fact, included in this prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future are forward-looking statements. We include forward-looking statements because we believe that it is important to communicate our expectations to our investors. However, all forward-looking statements are based on management’s current expectations of future events and are subject to a number of risks and uncertainties, including specifically our need to raise money in the very near term and others, as discussed under the caption “Risk Factors” beginning on page XX of this prospectus. Although we believe the expectations reflected in the forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained, and we caution you not to place undue reliance on such statements. Readers should carefully review this information as well as the risks and other uncertainties described in other filings we may make after the date of this prospectus with the Securities and Exchange Commission.

Our periodic and current reports are available, free of charge, after the material is electronically filed with, or furnished to, the SEC and EDGAR at http://www.sec.gov and the Canadian securities regulators on SEDAR, at www.sedar.com. The information provided on our website is not part of this report and is therefore not incorporated herein by reference.

INFORMATION ABOUT THE COMPANY

DESCRIPTION OF BUSINESS

Overview

Adherex Technologies, Inc. is a biopharmaceutical company focused on cancer therapeutics. We incorporated under the Canada Business Corporations Act and we have three wholly-owned subsidiaries: Oxiquant, Inc. and Adherex, Inc., both Delaware corporations, and Cadherin Biomedical Inc., a Canadian company.

On July 7, 2009, there was a restructuring of our Board of Directors and management team. We accepted the resignation of certain members of our Board, and appointed Robert Butts to serve as Chairman of the Board, Rostislav Raykov to serve as a director and our Chief Executive Officer, Robert Andrade to serve as a director and our Vice President and Thomas Spector to serve as our Chief Scientific Officer.

On September 4, 2009, Jim Klein, our Chief Financial Officer resigned. We subsequently appointed Robert Andrade as our new Chief Financial Officer.

On July 7, 2009, we announced that we intended to primarily focus our remaining financial resources on the development of eniluracil. We have terminated our eniluracil study using our topical formulation and will focus our resources on the development of a redesigned study combining eniluracil and 5-fluorouracil, or 5-FU, targeting anti-cancer indications. After a careful evaluation of the data from the prior GlaxoSmithKline studies, data from our studies and other studies using eniluracil, we believe we can design and implement a Phase II study with eniluracil within the next three to nine months assuming we have adequate financial resources to conduct such a study. Additionally, throughout the remainder of 2009, we conducted an evaluation of ADH-1 and STS. Our evaluation of ADH-1 resulted in the termination of our license agreement with McGill University and the return of ADH-1 composition of matter patents and licenses to McGill University. We continue to hold various ADH-1method of use and small molecule patents that are property of Adherex. With regards to STS, we continue our Phase III studies with STS for both the International Childhood Liver Tumour Strategy Group, known as SIOPEL, and the Children's Oncology Group. Our evaluation of STS continues to pursue strategic alternatives, including collaborations with other pharmaceutical and biotechnology companies.

On April 20, 2010, we entered into agreements with our largest shareholder, Southpoint Capital Advisors LP and certain other investors for a non-brokered private placement. Participating investors purchased 240,066,664 units at a price of CAD$0.03 per unit, for gross proceeds of CAD$7,202,000. Each unit consisted of one share of our common stock and one warrant to purchase one share of our common stock at a price of CAD$0.08 per share. Purchasers of units in the private placement that are existing shareholders of Adherex have agreed not to participate in the rights offering. The availability of additional working capital provided us with the funding necessary to move the development of eniluracil forward and to develop a study design for Phase II trials.

Eniluracil

Eniluracil was previously under development by GlaxoSmithKline. GlaxoSmithKline advanced eniluracil into a comprehensive Phase III clinical development program that did not produce positive results and GlaxoSmithKline terminated further development. We developed a hypothesis as to why the GlaxoSmithKline Phase III trials were not successful and licensed the compound from GlaxoSmithKline in July 2005 We believe that eniluracil might enhance and expand the therapeutic spectrum of activity of 5-FU, reduce the occurrence of a disabling side effect known as hand foot syndrome and allow 5-FU to be given orally. We expect the working capital infusion we received in April 2010 will be sufficient to fund a Phase II trial involving approximately 140 patients. We expect results from those trials to be indicative of the future viability of eniluracil and will allow us to assess whether further development and testing of enliuracil is warranted.

Eniluracil is an irreversible inhibitor of DPD, the enzyme primarily responsible for the rapid breakdown of 5-FU in the body. Eniluracil is being developed by Adherex to improve the therapeutic value of 5-FU by making it effective in cancers and reducing the debilitating side effects.

While 5-FU is a current mainstay of contemporary oncology treatment, it has some therapeutic drawbacks and limitations; including that 5-FU:

•	is given by vein (intravenously) and often by prolonged, multi-day infusions;

•	produces highly variable blood levels in patients. Low levels can reduce its effectiveness and high levels can increase its side effects; and

•
is broken down (catabolized) to form α-fluoro-β-alanine, or F-BAL. This compound appears to cause neurotoxicity and “hand-foot syndrome” which are debilitating and dose-limiting side effects of 5-FU therapy. Importantly, F-BAL also decreases the antitumor activity of 5-FU in lab animals.

Eniluracil: Mechanism of Action

By inactivating DPD, eniluracil prevents the breakdown of 5-FU to F-BAL. Eniluracil also greatly prolongs exposure of the tumor cells to 5-FU. When eniluracil is properly used in combination with 5-FU, it resolves many of the therapeutic drawbacks and limitations of 5-FU noted above. For instance, we believe eniluracil:

•	enables 5-FU to be dosed orally;

•	converts highly variable blood levels of 5-FU to highly consistent and predictable levels;

•	extends the elimination half-life of 5-FU from about 10 minutes to about 5 hours; and

•	prevents the formation of F-BAL, which is the apparent causative agent for hand-foot syndrome and for 5-FU-induced neurotoxicity. F-BAL also decreases the antitumor efficacy of 5-FU in lab animals.

Thus, eniluracil has the potential to make 5-FU more effective and better tolerated.

Eniluracil: Clinical Development

Eniluracil plus 5-FU was previously being developed by GlaxoSmithKline. Although the therapy was successful in Phase I and Phase II clinical trials, it tended to produce less antitumor activity than the control therapy in two Phase III trials. Development was subsequently stopped.

We believe that the dose and schedule used in the previous GlaxoSmithKline Phase III trials may not have been optimal. Preclinical studies have shown that when eniluracil is present in high ratios to 5-FU, it decreases the antitumor activity. In the GlaxoSmithKline Phase III trials, the ratio of eniluracil to 5-FU was 10 to 1.

Our Chief Scientific Officer, Dr. Spector, is the principal inventor of eniluracil/5-FU treatment and has over 20 years of experience with eniluracil. Dr. Spector has created a revised protocol designed to avoid the problems of the earlier GlaxoSmithKline Phase III trials as well as those encountered in our more recent trials.

STS

STS is currently marketed for use in humans as part of a treatment for cyanide poisoning. We have licensed from Oregon Health & Science University intellectual property rights for the use of STS as a chemoprotectant, and are developing STS as a protectant against the hearing loss often caused by platinum-based anti-cancer agents, in both children and adults. Preclinical and clinical studies conducted by Oregon Health & Science University and others have indicated that STS can effectively reduce the incidence of hearing loss caused by platinum-based anti-cancer agents. We have received Orphan Drug Designation in the United States for the use of STS in the prevention of platinum-induced ototoxicity in pediatric patients.

Hearing loss among children receiving platinum-based chemotherapy is frequent, permanent and often severely disabling. The incidence of hearing loss in these children depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids. There is currently no established preventive agent for this hearing loss and only expensive, technically difficult and sub-optimal cochlear (inner ear) implants have been shown to provide some benefit. In addition, adults undergoing chemotherapy for several common malignancies, including ovarian cancer, testicular cancer, and particularly head and neck cancer and brain cancer, often receive intensive platinum-based therapy and may experience severe, irreversible hearing loss, particularly in the high frequencies.

Investigators at Oregon Health & Science University have conducted Phase I and Phase II studies which have shown STS reduces the hearing loss associated with platinum-based chemotherapy. In one study at Oregon Health & Science University, the need for hearing aids to correct high frequency hearing loss was reduced from about 50% to less than 5%.

In October 2007, we announced that our collaborative partner, the International Childhood Liver Tumour Strategy Group, known as SIOPEL, a multi-disciplinary group of specialists under the umbrella of the International Society of Pediatric Oncology, had launched a randomized Phase III clinical trial to investigate whether STS reduces hearing loss in children receiving cisplatin, a platinum-based chemotherapy often used in children. The study initially opened in the United Kingdom and will include SIOPEL centers in up to 33 additional further countries. The clinical trial is expected to enroll approximately 100 children with liver (hepatoblastoma) cancer. Patients will receive cisplatin alone or cisplatin plus STS. The study, which is being coordinated through the Children’s Cancer and Leukemia Group in the United Kingdom, is intended to compare the level of hearing loss associated with cisplatin alone versus the combination of cisplatin plus STS, as well as the safety, tolerability and anti-tumor activity in both arms of the study. Under the terms of our agreement, SIOPEL will conduct and fund the clinical activity and we will provide drug, drug distribution and pharmacovigilance, or safety monitoring, for the study.

In March 2008, we announced the activation of a Phase III trial with STS to prevent hearing loss in children receiving cisplatin-based chemotherapy in collaboration with the Children’s Oncology Group. The goal of this Phase III study is to evaluate in a multi-centered, randomized trial whether STS is an effective and safe means of preventing hearing loss in children receiving cisplatin-based chemotherapy for newly diagnosed germ cell, liver (hepatoblastoma), brain (medulloblastoma), nerve tissue (neuroblastoma) or bone (osteosarcoma) cancers. Eligible children, one to eighteen years of age, who are to receive cisplatin according to their disease-specific regimen and, upon enrollment in this study, will be randomized to receive STS or not. Efficacy of STS will be determined through comparison of hearing sensitivity at follow-up relative to baseline measurements using standard audiometric techniques. The trial is expected to enroll up to 120 patients in up to 230 Children’s Oncology Group centers in the United States, Canada, Australia and Europe. The Children’s Oncology Group will fund the clinical activities for the study and we will be responsible for providing the drug, drug distribution and pharmacovigilance, or safety monitoring, for the study.

ADH-1

ADH-1 is a small peptide molecule that selectively targets N-cadherin, a protein present on certain tumor cells and tumor blood vessels. N-cadherin is found throughout the body and, like other cadherins, is important in cell-to-cell binding and in maintaining the structural integrity of cells. ADH-1 appears to inhibit the binding of the N-cadherin protein molecules to each other. Within tumors, the N-cadherin protein can be found on the tumor cells themselves and on the blood vessels that supply blood to the tumor. Therefore, N-cadherin is a single target where antagonizing N-cadherin binding with ADH-1 could have a dual effect; both on the tumor cells directly and on the tumor blood vessels.

Intellectual Property

Patents are important to developing and protecting our competitive position. Our general policy is to seek patent protection in the United States, major European countries, Japan, Canada and other jurisdictions as appropriate for our compounds and methods. U.S. patents, as well as most foreign patents, are generally effective for 20 years from the date the earliest (priority) application was filed; however, U.S. patents that issue on applications filed before June 8, 1995 may be effective until 17 years from the issue date, if that is later than the 20 year date. In some cases, the patent term may be extended to recapture a portion of the term lost during FDA regulatory review or because of U.S. Patent and Trademark Office, or USPTO, delays in prosecuting the application. The duration of foreign patents varies similarly, in accordance with local law.

Currently, we own or have licensed 62 issued patents world-wide. We have been issued 25 U.S. and one foreign patent, and we have 21 patents pending throughout the world. We have licensed from GlaxoSmithKline 9 U.S. and 17 foreign patents, and we have licensed from Oregon Health and Science University one U.S. and 9 foreign patents, with an additional 5 patents pending.

In addition, periods of marketing exclusivity for STS may also be possible in the United States under orphan drug status. We obtained U.S. Orphan Drug Designation for the use of STS in the prevention of platinum-induced ototoxicity in pediatric patients in 2004.

Our success is significantly dependent on our ability to obtain and maintain patent protection for our product candidates, both in the United States and abroad. The patent position of biotechnology and pharmaceutical companies, in general, is highly uncertain and involves complex legal and factual questions, which often results in apparent inconsistencies regarding the breadth of claims allowed and general uncertainty as to their legal interpretation and enforceability. Further, some of our principal candidates, including STS, are based on previously known compounds, and candidates or products that we develop in the future may include or be based on the same or other compounds owned or produced by other parties, some or all of which may not be subject to effective patent protection. In addition, regimens that we may develop for the administration of pharmaceuticals, such as specifications for the frequency, timing and amount of dosages, may not be patentable. Accordingly, our patent applications may not result in patents being issued and issued patents may not afford effective protection. In addition, products or processes that we develop may turn out to be covered by third party patents, in which case we may require a license under such patents if we intend to continue the development of those products or processes.

Our patent position and proprietary rights are subject to certain risks and uncertainties. Please read the “Risk Factors” section of this registration statement for information about certain risks and uncertainties that may affect our patent position and proprietary rights.

We also rely upon unpatented confidential information to remain competitive. We protect such information principally through confidentiality agreements with our employees, consultants, outside scientific collaborators, and other advisers. In the case of our employees, these agreements also provide, in compliance with relevant law, that inventions and other intellectual property conceived by such employees during their employment shall be our exclusive property.

Corporate Relationships

License Agreement with Oregon Health & Science University

In November 2002, we acquired an exclusive license agreement with Oregon Health & Science University through our acquisition of Oxiquant Inc., which had entered into the license agreement with Oregon Health & Science University in September 2002. Pursuant to the license agreement, Oregon Health & Science University granted us an exclusive worldwide license to intellectual property directed to thiol-based compounds including STS and their use in oncology. In consideration, Oregon Health & Science University was issued 250,250 shares of common stock of Oxiquant that were subsequently converted upon the acquisition of Oxiquant into 382,514 shares of Adherex common stock, and warrants to purchase shares of Adherex common stock that subsequently expired in 2007. In addition, we made the following milestone payments: (i) $50,000 upon completion of Phase I clinical trials, (ii) $200,000 upon completion of Phase II clinical trials, (iii) $500,000 upon completion of Phase III clinical trials. We will also be liable for an additional milestone payment of $250,000 upon the first commercial sale for any licensed product. We are also required to pay Oregon Health & Science University a 2.5% royalty on net sales of any licensed products and a 15% royalty on any consideration received from sublicensing of the licensed technology.

The term of the license agreement expires on the date of the last to expire claim(s) covered in the patents licensed to us, unless earlier terminated as provided in the agreement. The agreement is terminable by Oregon Health & Science University in the event of a material breach of the agreement by us or our sublicensees after 60 days prior written notice from Oregon Health & Science University. We have the right to terminate the agreement at any time upon 60 days prior written notice and payment of all fees due to Oregon Health & Science University under the agreement.

Development and License Agreement with GlaxoSmithKline

In July 2005, we licensed eniluracil from GlaxoSmithKline. Under the original terms of the agreement, we received an exclusive license for eniluracil for all indications, and GlaxoSmithKline retained options to buy back the compound at various points in time during its development in return for milestone payments and sales royalties to us. GlaxoSmithKline made a concurrent equity investment of $3.0 million to assist in its further development.

In March 2007, we purchased all of GlaxoSmithKline’s remaining options to buy back eniluracil under the agreement for a $1.0 million fee. We are now in full control of the development of eniluracil and are required to pay GlaxoSmithKline development and sales milestone payments and sales royalties. Specifically, if we file a New Drug Application, with the Food and Drug Administration, or FDA, we will be obligated to pay GlaxoSmithKline development milestones of $5.0 million. Depending upon the commercial success of eniluracil, we may also be required to pay GlaxoSmithKline up to an additional $70.0 million in development and sales milestones, plus 14% to 16% royalties based on our annual net sales. If we pursue other indications, we may be required to pay up to an additional $15.0 million to GlaxoSmithKline for each indication approved by the FDA.

Collaboration Agreement with McGill University

In February 2001, we entered into a general collaboration agreement with McGill University. Pursuant to the terms of the agreement, McGill granted us a 27-year exclusive worldwide license to develop, use and market certain cell adhesion technology and compounds. In particular, McGill granted us an exclusive worldwide license to U.S. Patent 6,031,072 covering specific compounds including ADH-1 (composition of matter), U.S. Patent 6,551,994 covering alpha-catenin and beta-catenin inhibiting compounds, related international filings under the Patent Cooperation Treaty, or PCT, continuations and certain other patents and patent applications.

In consideration, we issued 508,416 shares of our common stock to McGill. We also agreed to pay to McGill future royalties of 2% of any gross revenues from the use of the technology and compounds. In addition, we agreed to fund research at McGill over a period of 10 years totaling CAD$3.3 million. Annual funding commenced in 2001, the first year of the agreement, for a total of CAD$200,000, and increases annually by 10% through 2010, when the required annual funding reaches CAD$500,000.

The general collaboration agreement with McGill University was terminated on November 19, 2009. All remaining costs were forgiven, and we returned all licenses granted in the agreement to McGill. We continue to hold various ADH-1method of use and small molecule patents that are property of Adherex.

Competition

Competition in the biotechnology and pharmaceutical industries is intense. We expect that if any of our product candidates achieve regulatory approval for sale, they will compete on the basis of drug efficacy, safety, patient convenience, reliability, ease of manufacture, price, marketing, distribution and patent protection, among other variables. Our competitors may develop technologies or drugs that are more effective, safer or more affordable than any we may develop.

There are a number of different approaches to the development of therapeutics for the treatment of cancer that are currently being used and studied. These approaches include: (i) surgery to excise the cancerous tissue; (ii) radiation therapy, which attacks cancerous cells but does not easily distinguish between healthy and diseased cells; (iii) chemotherapy, which works by preventing a cancerous cell from dividing or by killing cells that quickly divide; (iv) immunotherapy, which stimulates the body’s immune system to respond to the disease; and (v) hormone therapy, which may slow the growth of cancer cells or even kill them.

We are aware of a number of companies engaged in the research, development and testing of new cancer therapies or means of increasing the effectiveness of existing therapies, including, among many others, Abbott Laboratories, Amgen, Antisoma, AstraZeneca, Bayer, Bristol-Myers Squibb, EntreMed, Merck & Co., NeoPharm, Novartis, Johnson & Johnson, OSI Pharmaceuticals, Onyx, OXiGENE, Peregrine Pharmaceuticals, Pfizer, Roche, Taiho and Sanofi-Aventis. Some of these companies have products that have already received, or are in the process of receiving, regulatory approval or are in later stages of clinical development than our products. Many of them have much greater financial resources than we do. Many of these companies have marketed drugs or are developing targeted cancer therapeutics which, depending upon the mechanism of action of such agents, could be viewed as competitors.

There are several potential therapies that may be competitive to eniluracil, including capecitabine (Xeloda®) which is an oral pro-drug of 5-FU marketed by Roche that is converted to 5-FU following absorption from the gastrointestinal tract. Capecitabine is approved by the FDA and many other regulatory agencies worldwide for use in breast and colorectal cancer, but eniluracil/5-FU has a potential competitive advantage in having minimal hand foot syndrome compared to the up to 60% incidence with Xeloda®. Hand foot syndrome is a major complication of the use of Xeloda® and there is currently no adequate treatment, with most physicians resorting to reducing the starting dosage of Xeloda®.

5-FU is normally rapidly metabolized and broken down by the enzyme DPD. Eniluracil is an irreversible inhibitor of DPD and its use with 5-FU leads to prolonged and elevated levels of 5-FU. Uracil is a competitive inhibitor of DPD. Although not FDA approved as a therapeutic agent, uracil has been used with 5-FU and tegafur, a reversible DPD inhibitor (5-chloro-2, 4-dihydrozypyidine, or CDHP) for the treatment of certain cancers. UFT is an orally active combination of uracil and tegafur that is available in some international markets through Merck KGaA.

S-1, which is marketed by Taiho in Japan for gastric cancer, colorectal cancer, head and neck cancer, non-small cell lung cancer, and inoperable or recurrent breast cancer, is an orally active combination of tegafur and oxonic acid, an inhibitor of phosphoribosyl pyrophosphate transferase, an enzyme that reduces the incorporation of 5-FU into RNA. Both S-1 and UFT have been shown to have very low levels of hand foot syndrome, but because they are reversible inhibitors of DPD, these products would not be expected to be as successful at targeting new product indications where DPD levels are intrinsically high, such as hepatocellular cancer, compared to an irreversible DPD inhibitor like eniluracil. Other reversible DPD inhibitors in development include a Roche molecule, Ro 09-4889, which has completed a Phase I clinical study. To our knowledge, no other irreversible DPD inhibitors are currently in development.

We are not aware of any commercially available agents that reduce the incidence of hearing loss associated with the use of platinum-based anti-cancer agents, for which purpose we are developing STS. There are several potential competitive agents with activity in preclinical or limited clinical settings. These include: D-methionine, an amino acid that has been shown to protect against hearing loss in experimental settings but was demonstrated to be inferior to STS in comparative studies; SPI-3005, an oral agent primarily being developed by Sound Pharmaceuticals for noise and age-related hearing loss but in early Phase I trials for chemotherapy related hearing loss, which mimics glutathione peroxidase and induces the intracellular induction of glutathione; N-acetylcysteine and amifostine, which have shown effectiveness (but less than STS) in experimental systems; and Vitamin E, salicylate and tiopronin, which have all demonstrated moderate activity in rat models to protect against cisplatin-induced ototoxicity, but no clinical trials have been performed. Cochlear implants, which are small electronic devices that are surgically placed in the inner ear to assist with certain types of deafness, are utilized to offer some relief but are often suboptimal.

Many chemotherapeutic agents are currently available and numerous others are being developed. Any chemotherapeutic products that we develop may not be able to compete effectively with existing or future chemotherapeutic agents. Our competitors might obtain regulatory approval for their drug candidates sooner than we do, or their drugs may prove to be more effective than ours. However, cancer as a disease is not currently controlled by any one anti-cancer agent, and there is typically a need for several agents at any one time and over time.

Many of our existing or potential competitors have substantially greater financial, technical and human resources than we do and may be better equipped to develop, manufacture and market products. In addition, many of these competitors have extensive experience with preclinical testing and human clinical trials and in obtaining regulatory approvals. In addition, many of the smaller companies that compete with us have formed collaborative relationships with large, established companies to support the research, development, clinical trials and commercialization of any products that they may develop. We may rely on third parties to commercialize the products we develop, and our success will depend in large part on the efforts and competitive merit of these collaborative partners. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for research, clinical development and marketing of products similar to those we seek to develop. These companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our projects. The existence of competitive products, including products or treatments of which we are not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of any products that we may develop.

Government Regulation

The production and manufacture of our product candidates and our research and development activities are subject to significant regulation for safety, efficacy and quality by various governmental authorities around the world. Before new pharmaceutical products may be sold in the U.S. and other countries, clinical trials of the products must be conducted and the results submitted to appropriate regulatory agencies for approval. Clinical trial programs must establish efficacy, determine an appropriate dose and regimen, and define the conditions for safe use. This is a high-risk process that requires stepwise clinical studies in which the candidate product must successfully meet predetermined endpoints. In the U.S., the results of the preclinical and clinical testing of a product are then submitted to the FDA in the form of a Biologics License Application or a New Drug Application. In response to these submissions, the FDA may grant marketing approval, request additional information or deny the application if it determines the application does not provide an adequate basis for approval. Similar submissions are required by authorities in other jurisdictions who independently assess the product and may reach the same or different conclusions.

The receipt of regulatory approval often takes a number of years, involves the expenditure of substantial resources and depends on a number of factors, including the severity of the disease in question, the availability of alternative treatments and the risks and benefits demonstrated in clinical trials. On occasion, regulatory authorities may require larger or additional studies, leading to unanticipated delay or expense. Even after initial approval from the FDA or other regulatory agencies has been obtained, further clinical trials may be required to provide additional data on safety and effectiveness. Additional trials are required to gain clearance for the use of a product as a treatment for indications other than those initially approved. Furthermore, the FDA and other regulatory agencies require companies to disclose clinical trial results. Failure to disclose such results within applicable time periods could result in penalties, including civil monetary penalties.

In Canada, these activities are subject to regulation by Health Canada’s Therapeutic Products Directorate, or TPD, and the rules and regulations promulgated under the Food and Drug Act. In the United States, drugs and biological products are subject to regulation by the FDA. The FDA requires licensing of manufacturing and contract research facilities, carefully controlled research and testing of products and governmental review and approval of results prior to marketing therapeutic products. Additionally, the FDA requires adherence to “Good Laboratory Practices” as well as “Good Clinical Practices” during clinical testing and “Good Manufacturing Practices” and adherence to labeling and supply controls. The systems of new drug approvals in Canada and the United States are substantially similar, and are generally considered to be among the most rigorous in the world.

Generally, the steps required for drug approval in Canada and the United States, specifically in cancer related therapies, include:

•
Preclinical Studies: Preclinical studies, also known as non-clinical studies, primarily involve evaluations of pharmacology, toxic effects, pharmacokinetics and metabolism of a drug in animals to provide evidence of the relative safety and bioavailability of the drug prior to its administration to humans in clinical studies. A typical program of preclinical studies takes 18 to 24 months to complete. The results of the preclinical studies as well as information related to the chemistry and comprehensive descriptions of proposed human clinical studies are then submitted as part of the Investigational New Drug, application to the FDA, a Clinical Trial Application to the TPD, or similar submission to other foreign regulatory bodies. This is necessary in Canada, the United States and most other countries prior to undertaking clinical studies. Additional preclinical studies are conducted during clinical development to further characterize the toxic effects of a drug prior to submitting a marketing application.

•
Phase I Clinical Trials: Most Phase I clinical trials take approximately one year to complete and are usually conducted on a small number of healthy human subjects to evaluate the drug’s safety, tolerability and pharmacokinetics. In some cases, such as cancer indications, Phase I clinical trials are conducted in patients rather than healthy volunteers.

•
Phase II Clinical Trials: Phase II clinical trials typically take one to two years to complete and are generally carried out on a relatively small number of patients, generally between 15 and 50, in a specific setting of targeted disease or medical condition, in order to provide an estimate of the drug’s effectiveness in that specific setting. This phase also provides additional safety data and serves to identify possible common short-term side effects and risks in a somewhat larger group of patients. Phase II testing frequently relates to a specific disease, such as breast or lung cancer. Some contemporary methods of developing drugs, particularly molecularly targeted therapies, do not require broad testing in specific diseases, and instead permit testing in subsets of patients expressing the particular marker. In some cases, such as cancer indications, the company sponsoring the new drug may submit a marketing application to seek accelerated approval of the drug based on evidence of the drug’s effect on a “surrogate endpoint” from Phase II clinical trials.  A surrogate endpoint is a laboratory finding or physical sign that may not be a direct measurement of how a patient feels, functions or survives, but is still considered likely to predict therapeutic benefit for the patient.  If accelerated approval is received, the company sponsoring the new drug must continue testing to demonstrate that the drug indeed provides therapeutic benefit to the patient.

•
Phase III Clinical Trials: Phase III clinical trials typically take two to four years to complete and involve tests on a much larger population of patients suffering from the targeted condition or disease.  These studies involve conducting controlled testing and/or uncontrolled testing in an expanded patient population, numbering several hundred to several thousand patients, at separate test sites, known as multi-center trials, to establish clinical safety and effectiveness.  These trials also generate information from which the overall benefit-risk relationship relating to the drug can be determined and provide a basis for drug labeling.  Phase III trials are generally the most time consuming and expensive part of a clinical trial program.  In some instances, governmental authorities, such as the FDA, will allow a single Phase III clinical trial to serve as a pivotal efficacy trial to support a Marketing Application.

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Marketing Application: Upon completion of Phase III clinical trials, the pharmaceutical company sponsoring the new drug assembles all the chemistry, preclinical and clinical data and submits it to the TPD or the FDA as part of a New Drug Submission in Canada or a New Drug Application, in the United States.  The marketing application is then reviewed by the regulatory body for approval to market the product.  The review process generally takes twelve to eighteen months.

Any clinical trials that we conduct may not be successfully completed, either in a satisfactory time period or at all.  The typical time periods described above may vary substantially and may be materially longer.  In addition, the FDA and its counterparts in other countries have considerable discretion to discontinue trials if they become aware of any significant safety issues or convincing evidence that a therapy is not effective for the indication being tested.  It is possible the FDA and its counterparts in other countries may not (i) allow clinical trials to proceed at any time after receiving an Investigational New Drug, (ii) allow further clinical development phases after authorizing a previous phase, or (iii) approve marketing of a drug after the completion of clinical trials.

While European, U.S. and Canadian regulatory systems require that medical products be safe, effective, and manufactured according to high quality standards, the drug approval process in Europe differs from that in the United States and Canada and may require us to perform additional preclinical or clinical testing regardless of whether FDA or TPD approval has been obtained.  The amount of time required to obtain necessary approvals may be longer or shorter than that required for FDA or TPD approval.  European Union Regulations and Directives generally classify health care products either as medicinal products, medical devices or in vitro diagnostics.  For medicinal products, marketing approval may be sought using either the centralized procedure of the European Agency for the Evaluation of Medicinal Products, or EMEA, or the decentralized, mutual recognition process.  The centralized procedure, which is mandatory for some biotechnology derived products, results in an approval recommendation from the EMEA to all member states, while the European Union mutual recognition process involves country by country approval.

Good Clinical Practices

The FDA and other regulatory agencies promulgate regulations and standards, commonly referred to as current Good Clinical Practices for designing, conducting, monitoring, auditing and reporting the results of clinical trials to ensure that the data and results are accurate and that the trial participants are adequately protected. The FDA and other regulatory agencies enforce Good Clinical Practices through periodic inspections of trial sponsors, principal investigators and trial sites. If our study sites fail to comply with applicable Good Clinical Practices, the clinical data generated in our clinical trials may be deemed unreliable and relevant regulatory agencies may require us to perform additional clinical trials before approving our marketing applications.

Good Manufacturing Practices

The FDA and other regulatory agencies regulate and inspect equipment, facilities and processes used in the manufacture of pharmaceutical and biologic products prior to approving a product. If, after receiving approval from regulatory agencies, a company makes a material change in manufacturing equipment, location or process, additional regulatory review and approval may be required.  All facilities and manufacturing techniques that may be used for the manufacture of our products must comply with applicable regulations governing the production of pharmaceutical products known as "Good Manufacturing Practices."

Orphan Drug Act

Under the U.S. Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a “rare disease or condition,” which generally is a disease or condition that affects fewer than 200,000 individuals in the U.S. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, i.e., the FDA may not approve any other applications to market the same drug for the same indication for a period of seven years following marketing approval, except in certain very limited circumstances, such as if the later product is shown to be clinically superior to the orphan product. Legislation similar to the U.S. Orphan Drug Act has been enacted in other countries, including within the European Union.

Other Laws

Our present and future business has been and will continue to be subject to various other laws and regulations. Various laws, regulations and recommendations relating to safe working conditions, laboratory practices, the experimental use of animals, and the purchase, storage, movement, import and export and use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our research work are or may be applicable to our activities. Certain agreements entered into by us involving exclusive license rights may be subject to national or supranational antitrust regulatory control, the effect of which cannot be predicted. The extent of government regulation, which might result from future legislation or administrative action, cannot accurately be predicted.

Research and Development

Our research and development efforts have been focused on the development of cancer therapeutics and our cadherin technology platform and currently include eniluracil and STS.

We have established relationships with contract research organizations, universities and other institutions, which we utilize to perform many of the day-to-day activities associated with our drug development.  Where possible, we have sought to include leading scientific investigators and advisors to enhance our internal capabilities.  Research and development issues are reviewed internally by our executive management and supporting scientific staff.

Research and development expenses totaled $2.1 million for the fiscal year ended December 31, 2009 and $10.4 million for the fiscal year ended December 31, 2008.

Our product candidates are in various stages of development and still require significant, time-consuming and costly research and development, testing and regulatory clearances.  In developing our product candidates, we are subject to risks of failure that are inherent in the development of products based on innovative technologies.  For example, it is possible that any or all of these products will be ineffective or toxic, or will otherwise fail to receive the necessary regulatory clearances. There is a risk that our product candidates will be uneconomical to manufacture or market or will not achieve market acceptance. There is also a risk that third parties may hold proprietary rights that preclude us from marketing our product candidates or that others will market a superior or equivalent product.  As a result of these factors, we are unable to accurately estimate the nature, timing and future costs necessary to complete the development of these product candidates. In addition, we are unable to reasonably estimate the period when material net cash inflows could commence from the sale, licensing or commercialization of such product candidates, if ever.

Employees

We currently employ four employees, and we engage the services of non-employee consultants.

DESCRIPTION OF PROPERTY

We lease one facility which has approximately 1,100 square feet of office space in Chapel Hill, North Carolina.  The current monthly lease payments are approximately $2,000 and the lease expires in January 2012.

LEGAL PROCEEDINGS

We may be involved from time to time in ordinary litigation, negotiation and settlement matters that will not have a material effect on our operations or finances. We are not aware of any pending or threatened litigation against us or our officers and directors in their capacity as such that could have a material impact on our operations or finances.

MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock traded on currently trades on the Pink Sheets under the trading symbol “ADHXF” and previously under the trading symbol “ADH” from November 12, 2004 until January 29, 2009, and has traded on the TSX, under the trading symbol “AHX” since June 5, 2001.  In December 2008, we received notice from the AMEX that we were not in compliance with certain continued listing standards as set forth in Part 10 of the NYSE Alternext US, LLC Company Guide.  On January 20, 2009, we voluntarily filed to delist our common stock from the AMEX and on January 30, 2009, we no longer traded on the AMEX.  The following table sets forth the quarterly high and low market closing prices, and average daily trading volume on the AMEX and the TSX, for the two most recent full financial years:

	Pink Sheets-Over-the-Counter (in U.S. dollars)			Toronto Stock Exchange (in Canadian dollars)
	High $	Low $	Volume	High $	Low $	Volume
Fiscal 2010:
Quarter ended 06/30/10	$0.06	$0.03	59,245	$0.06	$0.03	58,890
Quarter ended 03/31/10	0.06	0.03	48,750	0.06	0.04	21,081
Fiscal 2009:
Quarter ended 12/31/09	$0.07	$0.04	41,135	$0.07	$0.04	24,676
Quarter ended 09/30/09	0.08	0.03	162,329	0.09	0.03	50,638
Quarter ended 06/30/09	0.04	0.02	106,323	0.06	0.03	97,452
Quarter ended 03/31/09	0.04	0.01	73,131	0.07	0.02	30,298
Fiscal 2008:
Quarter ended 12/31/08	$0.09	$0.02	309,656	$0.11	$0.02	91,302
Quarter ended 09/30/08	0.23	0.09	110,686	0.20	0.10	26,653
Quarter ended 06/30/08	0.37	0.21	109,689	0.35	0.21	30,382
Quarter ended 03/31/08	0.40	0.30	61,708	0.39	0.26	24,969

As of November XX, 2010, the last reported sale on the TSX was CAD$X.XX per share and the last reported sale on the over the counter markets in the U.S. was $X.XX per share.

Holders

As of November XX, 2010, there were approximately XX shareholders of record of our common stock, one of which was Cede & Co., a nominee for Depository Trust Company, or DTC, and one of which was The Canadian Depository for Securities Limited, or CDS.  All of our common stock held by brokerage firms, banks and other financial institutions in the U.S. as nominees for beneficial owners are considered to be held of record by Cede & Co.  Shares of common stock held in respect of brokerage firms, banks and other financial institutions located in Canada are considered to be held by CDS.  Cede & Co. and CDS are each considered to be one shareholder of record.

Dividends

We have never declared or paid cash dividends on our common stock.  We currently expect to retain future earnings, if any, for use in the operation and expansion of business and do not anticipate paying any cash dividends in the foreseeable future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement

The discussion below contains forward-looking statements regarding our financial condition and our results of operations that are based upon our annual consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles within the United States, or  U.S. GAAP, and applicable U.S. Securities and Exchange Commission, or SEC, regulations for financial information.  The preparation of these financial statements also conform in all material respects with generally accepted accounting principles in Canada, or Canadian GAAP, except as described in Note 10 in our annual consolidated financial statements for the year ended December 31, 2009.  The preparation of these financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, income and expenses, and related disclosure of contingent assets and liabilities.  We evaluate our estimates on an ongoing basis.  Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable.

Overview

In December 2008 we received notice from the American Stock Exchange that we were not in compliance with Section 1003(a)(ii) of its Company Guide, because our stockholders’ equity was below $6 million and we incurred losses from continued operation and net losses in the five most recent fiscal years.  On January 29, 2009, we voluntarily filed to delist our common stock from the American Stock Exchange and effective January 29, 2009 our common stock was no longer traded on the American Stock Exchange.  As a result, any trading of our common stock in the U.S. must now be conducted in the over-the-counter markets, on the Pink Sheets.  Our common stock continues to trade on the Toronto Stock Exchange.  The Toronto Stock Exchange also has continued listing standards, including minimum market capitalization and other requirements, that we might not meet in the future, particularly if the price of our common stock does not increase or we are unable to raise capital to continue our operations.  On April 22, 2010, the Toronto Stock Exchange issued an official delisting review of our common stock. On August 18, 2010, the Toronto Stock Exchange announced that it has completed its review of the common shares of the Company and has determined that the Company meets TSX's continued listing requirements.

We have not received and do not expect to have significant revenues from our product candidates until we are either able to sell our product candidates after obtaining applicable regulatory approvals or we establish collaborations that provide us with up-front payments, licensing fees, milestone payments, royalties or other revenue.  We experienced net losses of approximately $2.9 million for the six months ended June 30, 2010 and $3.2 million for the six months ended June 30, 2009.  We experienced net losses of approximately $3.0 million for the twelve months ended December 31, 2009 and $13.6 million for the year ended December 31, 2008.  As of June 30, 2010, our deficit accumulated during development stage was approximately $103.9 million.  As of December 31, 2009, our deficit accumulated during development stage was approximately $101.0 million.

Our operating expenses will depend on many factors, including the progress of our drug development efforts and the implementation of further cost reduction measures.  Our research and development expenses, which include expenses associated with our clinical trials, drug manufacturing to support clinical programs, salaries for research and development personnel, stock-based compensation, consulting fees, sponsored research costs, toxicology studies, license fees, milestone payments, and other fees and costs related to the development of product candidates, will depend on the availability of financial resources, the results of our clinical trials and any directives from regulatory agencies, which are difficult to predict.  Our general and administration expenses include expenses associated with the compensation of employees, stock-based compensation, professional fees, consulting fees, insurance and other administrative matters associated with our facilities in Chapel Hill, North Carolina in support of our drug development programs.

 Results of Operations

We have financed our operations since inception on September 3, 1996 through the sale of equity and debt securities and have raised gross proceeds totaling approximately $93.0 million through June 30, 2010.  We have incurred net losses and negative cash flow from operations each year, and we had an accumulated deficit of approximately $103.9 million at June 30, 2010.  We have not generated any revenues to date through the sale of products.  We do not expect to have significant revenues or income, other than interest income, until we are able to sell our product candidates after obtaining applicable regulatory approvals or we establish collaborations that provide us with up-front payments, licensing fees, milestone payments, royalties or other payments.

Our results of operations for the six months ended June30, 2010 versus the six months ended June 30, 2009 were as follows:
In thousands of U.S. Dollars	Six Months Ended June 30, 2010%		Six Months Ended June 30, 2009%		Change

Revenue	$-		$-		$-
Operating expenses:
Research and development	309	11%	1,929	66%	(1,620)
General and administration	2,563	89%	984	34%	1,579
Total operating expenses	2,872	100%	2,913	100%	(41)

Loss from operations	(2,872)		(2,913)		(41)

Loss on impairment of assets held for sale and leasehold inducements	-		(318)		(318)
Unrealized gain on derivative liability	(72)				(72)
Interest income	8		47		(39)
Net loss and total comprehensive loss	$(2,935)		$(3,184)		$(249)

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Total operating expense decreased in the six months ended June 30, 2010, as compared to the same period in 2009 primarily due to a significant decrease in our overall clinical development studies and reduction in our employee headcount effective April 2009 which was offset by increased stock compensation in the six months ended June 30, 2010.

•	We recorded a loss on impairment of assets related to the write-down of certain assets value held for sale and leasehold improvements during the three months ended March 31, 2009.
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The decrease in interest income in the three months ended June 30, 2010, as compared to the same period in 2009, is due to less cash on hand due to funding our operations during the three months ended June 30, 2010, as compared to the same period in 2009.

Our results of operations for Fiscal 2009 versus Fiscal 2008 were as follows:

In thousands of U.S. Dollars	Fiscal 2009%		Fiscal 2008%		Increase (Decrease)

Revenue	$-		$-		$-
Operating expenses:
Research and development	2,113	66%	10,366	75%	(8,253)
Impairment of Capital Assets	386	12%	-		386
Gain on Deferred lease inducements	(497)	-15%	-		(497)
General and administration	1,214	38%	3,520	25%	(2,306)
Total operating expense	(3,216)	100%	(13,886)	100%	10,670

Other Income	157		-		157
Interest income	47		286		(239)

Net loss	$(3,012)		$(13,600)		$10,588

•
Research and development expenses were lower in fiscal 2009, as compared to fiscal 2008 primarily due to a decrease and closing of clinical studies being conducted throughout 2009, as compared to 2008.  During fiscal 2008, we completed our ADH-1 trial in combination with docetaxel, carboplatin, and capecitabine and completed patient enrollment in our Phase IIb systemic ADH-1 trial with regionally-infused melphalan for the treatment of melanoma.

•
General and administrative expenses decreased as a result of a reduction in our employee headcount effective April 2009.  General and administrative expense includes non-cash stock-based compensation expense of $0.5 million in fiscal 2009 and $1.3 million in fiscal 2008.

•	Interest income decreased in fiscal 2009, as compared to 2008 due to less cash on hand as a result of funding our operations during fiscal 2009.

Liquidity and Capital Resources

	6 Months Ended June 30,	12 Months Ended December 31,	12 Months Ended December 31,
Dollars in thousands	2010	2009	2008
Selected Asset and Liability Data:
Cash and cash equivalents	$7,152	$685	$5,401
Other current assets	4	148	238
Capital assets	—	—	421
Current liabilities	370	420	2,430
Long term liabilities	7,262	7	577
Working capital[Current Assets – Current Liabilities]	6,786	412	3,209

Selected Equity:
Common stock	$64,929	$64,929	$64,929
Accumulated deficit	(103,926)	(100,991)	(97,979)
Shareholders’ equity	(476)	406	3,053

•	The increase in cash and cash equivalents between December 31, 2009 and June 30, 2010 was attributed to the closing of our funding transaction for net proceeds of $7,190,000.
•
The reduction in other current assets between December 31, 2009 and June 30, 2010 was attributed to a reduction in health and insurance credits.  Other current assets decreased between December 31, 2008 and December 31, 2009 primarily to the write-off in 2009 of investment tax credits receivable in the amount of $133,000, offset by an increase in accounts receivable of $63,000.

•
In 2009, we listed idle laboratory equipment for sale.  Any remaining unsold capital assets were revalued to nil after the assets were not sold in 2009.  We recorded a $101,000 loss on impairment of assets for the year ended December 31, 2009.

•
Our long term liabilities increased $7,255,000 between December 31, 2009 and June 30, 2010. The increase was as a result of the accounting of the warrants issued in the private placement as a derivative liability.

•
There was no meaningful change in current liabilities between December 31, 2009 and June 30, 2010.  The $2,797,000 decrease in current liabilities between December 31, 2008 and December 31, 2009 is primarily attributed to the general restructuring of our balance sheet in 2009, and the corresponding payment of outstanding liabilities.

•	The reduction in long term liabilities of $570,000 between December 31, 2008 and December 31, 2009 was primarily related to the termination of our Durham, North Carolina lease.
•
At June 30, 2010, our working capital increased by approximately $6,373,000 from December 31, 2009 due to the financing completed in April 2010 which was offset by research and development activities and general corporate operations for the six month period.

	6 Months Ended June 30,	6 Months Ended June 30,		12 Months Ended December 31,	12 Months Ended December 31,
Dollars in thousands	2010	2009		2009	2008
Selected Cash Flow Data:
Net cash used in operating activities	$(723)	$(3,833	) )	$(4,688)	$(10,808)
Net cash provided from financing activities	7,190,000	-		-	7
Net cash provided from investing activities	-	24		24	(15)
Number of shares of common stock outstanding	208,249	128,227		128,227	128,227

The net cash flow used in operating activities for the six months ended June 30, 2010 was approximately $723,000 as compared to $3.8 million during the same period in 2009.  This decrease is due to a decrease in our overall clinical activities and lower headcount during the three months ended June 30, 2010, as compared to the same period in 2009.  The net cash flow used in operating activities for fiscal year 2009 was approximately $4.7 million, as compared to $10.8 million in fiscal 2008.  During fiscal 2009 our average monthly cash burn was $0.4 million, as compared to $0.9 million for fiscal 2008.  The decrease in fiscal 2009 is due to a decrease our overall clinical activities and headcount during that period.

In July 2009, we terminated the employment of our Chief Executive Officer for one month severance and we terminated our General Counsel and Secretary thereby reducing our operating expense.  In August 2009, we amended the employment contract of our Chief Operating Officer at a reduced salary terminating on December 31, 2009.  In September 2009, our Chief Financial Officer resigned.

On July 7, 2009, we announced that we intended to primarily focus our remaining financial resources on the development of eniluracil.  We have terminated our eniluracil study using our topical formulation and will focus our resources on the development of a redesigned study combining eniluracil and 5-fluorouracil, or 5-FU, targeting anti-cancer indications.   We continue to pursue various strategic alternatives, including, collaborations with other pharmaceutical and biotechnology companies and we believe that our current cash and cash equivalents will be sufficient to satisfy our currently anticipated capital requirements through 2010.  Our projections of further capital requirements are subject to substantial uncertainty.  Our working capital requirements may fluctuate in future periods depending upon numerous factors, including: our ability to obtain additional financial resources; our ability to enter into collaborations that provide us with up-front payments, milestones or other payments; results of our research and development activities; progress or lack of progress in our preclinical studies or clinical trials; unfavorable toxicology in our clinical programs, our drug substance requirements to support clinical programs; change in the focus, direction, or costs of our research and development programs; headcount expense; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing our patent claims; competitive and technological advances; the potential need to develop, acquire or license new technologies and products; our business development activities; new regulatory requirements implemented by regulatory authorities; the timing and outcome of any regulatory review process; and commercialization activities, if any.

We had cash and cash equivalents of approximately $7,152,000 as of June 30, 2010.  On April 30, 2010, we announced that we had completed a first closing of a non-brokered private placement of 240,066,664 Units, at a price of $0.03 per Unit for gross proceeds of CAD$7,202,000.  This funding transaction will allow for our planned clinical development of eniluracil as well as the support of our remaining programs.

Financial Instruments

We invest excess cash and cash equivalents in high credit quality investments held by financial institutions in accordance with our investment policy designed to protect the principal investment.  At June 30, 2010, we had approximately $1,152,000 in our cash accounts and $6,000,000 in our money market accounts.  We have not experienced any loss or write down of our money market investments for the six months ended June 30, 2010 or for the years ended December 31, 2009 and 2008.

Our investment policy is to manage investments to achieve, in the order of importance, the financial objectives of preservation of principal, liquidity and return on investment.  Investments may be made in U.S. or Canadian obligations and bank securities, commercial paper of U.S. or Canadian industrial companies, utilities, financial institutions and consumer loan companies, and securities of foreign banks provided the obligations are guaranteed or carry ratings appropriate to the policy.  Securities must have a minimum Dun & Bradstreet rating of A for bonds or R1 low for commercial paper.  The policy also provides for investment limits on concentrations of securities by issuer and maximum-weighted average time to maturity of twelve months.  This policy applies to all of our financial resources.

The policy risks are primarily the opportunity cost of the conservative nature of the allowable investments.  As our main purpose is research and development, we have chosen to avoid investments of a trading or speculative nature.

We classify investments with original maturities at the date of purchase greater than three months which mature at or less than twelve months as current.  We carry investments at their fair value with unrealized gains and losses included in other comprehensive income (loss); however we have not held any instruments that were classified as short term investments during the periods presented in this Registration Statement.

Off-Balance Sheet Arrangements

Since our inception, we have not had any material off-balance sheet arrangements.  In addition, we do not engage in trading activities involving non-exchange traded contracts.  As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such activities.

Contractual Obligations and Commitments

Since our inception, inflation has not had a material impact on our operations.  We had no material commitments for capital expenses as of June 30, 2010.  The following table represents our contractual obligations and commitments at June 30, 2010 (in thousands of U.S. dollars):

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Eastowne Lease (1)	$12	$-	$-	$-	$12

Drug purchase commitments (2)	50	25	-	-	75
Total	$62	$25	$-	$-	$87

(1)	In December 2009, we entered into a lease for new office facilities in Chapel Hill, North Carolina. Amounts shown assume the maximum amounts due under the lease.
(2)	Commitments to our third party manufacturing vendors that supply drug substance primarily for our clinical studies.

Research and Development

Our research and development efforts have been focused on the development of cancer therapeutics and our cadherin technology platform and currently include eniluracil and STS.

We have established relationships with contract research organizations, universities and other institutions, which we utilize to perform many of the day-to-day activities associated with our drug development.  Where possible, we have sought to include leading scientific investigators and advisors to enhance our internal capabilities.  Research and development issues are reviewed internally by our executive management and supporting scientific staff.  .

Research and development expenses totaled $309,000 for the six months ended June 30, 2010, $1,929,000 for the six months ended June 30, 2009, $2,113,000 for the fiscal year ended December 31, 2009 and $10,366,000 for the fiscal year ended December 31, 2008.

Our product candidates are in various stages of development and still require significant, time-consuming and costly research and development, testing and regulatory clearances.  In developing our product candidates, we are subject to risks of failure that are inherent in the development of products based on innovative technologies.  For example, it is possible that any or all of these products will be ineffective or toxic, or will otherwise fail to receive the necessary regulatory clearances. There is a risk that our product candidates will be uneconomical to manufacture or market or will not achieve market acceptance. There is also a risk that third parties may hold proprietary rights that preclude us from marketing our product candidates or that others will market a superior or equivalent product.  As a result of these factors, we are unable to accurately estimate the nature, timing and future costs necessary to complete the development of these product candidates. In addition, we are unable to reasonably estimate the period when material net cash inflows could commence from the sale, licensing or commercialization of such product candidates, if ever.

Critical Accounting Policies and Estimates

Effective January 1, 2007, we changed our primary basis of accounting to U.S. GAAP.  We made the change to U.S. GAAP to comply with U.S. securities law as a result of our loss of foreign private issuer status with the Securities and Exchange Commission.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expense during the reporting period.  These estimates are based on assumptions and judgments that may be affected by commercial, economic and other factors.  Actual results could differ from these estimates.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements.  The following description of critical accounting policies, judgments and estimates should be read in conjunction with our December 31, 2009 consolidated financial statements.

Stock-based Compensation

The calculation of the fair values of our stock-based compensation plans requires estimates that require management‘s judgments.  Under ASC 718, the fair value of each stock option is estimated on the grant date using the Black-Scholes option-pricing model. The valuation models require assumptions and estimates to determine expected volatility, expected life, expected dividends and expected risk-free interest rates. The expected volatility was determined using historical volatility of our stock based on the contractual life of the award. The risk-free interest rate assumption was based on the yield on zero-coupon U.S. Treasury strips at the award grant date. We also used historical data to estimate forfeiture experience.  In valuing options granted in fiscal years ended December 31, 2009 and 2008 we used the following weighted average assumptions:

	Six Months Ended June 30, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Expected dividend	0%	0%	0%
Risk-free interest rate	2.59%	3.00%	3.16%
Expected volatility	97.0%	85.6%	85.6%
Expected life	7 years	7 years	7 years

Common stock and warrants

Common stock is recorded as the net proceeds received on issuance after deducting all share issuance costs and the value of investor warrants.  Warrants are recorded at fair value and are deducted from the proceeds of common stock and recorded on the consolidated statements of stockholders’ equity as additional paid-in capital.

During fiscal 2008, we had warrants to purchase common stock that were denominated in both U.S. and Canadian dollars, which results in our having warrants outstanding that are denominated outside its U.S. dollar functional currency.

In June 2008, the Financial Accounting Standards Board, or FASB, issued authoritative guidance relating to determining whether an instrument (or embedded feature) is indexed to an entity’s own stock, which was effective January 1, 2009. It provides guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock for purposes of determining whether the equity-linked instrument qualifies as a derivative instrument. We adopted this authoritative guidance on January 1, 2009.   As a result, any outstanding warrants denominated in Canadian dollars were not considered to be indexed to our stock and was therefore to be treated as derivative financial instruments and recorded at their fair value as a liability.  Since the warrants to purchase common stock that are denominated in Canadian dollars were issued on April 30, 2010 in conjunction with the first closing of the private placement they impacted our financial statements for the period ending June 30, 2010.

Outstanding Share Information

The outstanding share data for our company as of June 30, 2010 is as follows (in thousands):

June 30, 2010
Common stock	368,293
Warrants	200,000
Stock options	15,823
Total	624,182

Canadian Accounting Principles

We present our consolidated financial results in accordance with U.S. GAAP.  Significant differences exist between U.S. and Canadian GAAP and are presented in Note 10 in the December 31, 2009 consolidated financial statements.

New Accounting Pronouncements Adopted

In May 2009, the Financial Accounting Standards Board, or FASB, issued authoritative guidance relating to subsequent events, which is effective June 15, 2009. It provides guidance for disclosing events that occur after the balance sheet date, but prior to the issuance of the financial statements. We adopted this authoritative guidance on June 30, 2009. The adoption of this authoritative guidance did not have any impact upon our financial position or operating results.

In December 2007, the Emerging Issue Task Force, or EITF, issued EITF No. 07-01, “Accounting for Collaborative Arrangement Related to the Development and Commercialization of Intellectual Property”, or EITF 07-01, codified as ASC 808-10.  EITF 07-01 defines the accounting for collaborations between participants.  EITF 07-01 requires certain transactions between collaborators to be recorded in the statement of operations on either a gross or net basis within expense when certain characteristics exist in the collaborative agreement.  EITF 07-01 did not have a material impact on our financial statements.

In December 2007, the FASB issued ASC No. 805, “Business Combination,” or ASC 805, which, requires an acquiring company to measure all assets acquired and liabilities assumed, including contingent considerations and all contractual contingencies, at the fair value at the acquisition date.  ASC 805 establishes principles and requirements for how the acquirer: i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  The adoption of ASC 805 did not have a material impact on our financial statements.

In November 2007, the Emerging Issues Task Force of the FASB issued EITF No. 07-05, Issue Summary No.1 “Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity's Own Stock,” or EITF 07-05, codified as ASC 815-40.  In June 2008, one of the conclusions reached under EITF 07-05 was a consensus that an equity-linked financial instrument would not be considered indexed to the entity's own stock if the strike price is denominated in a currency other than the issuer's functional currency.  The issues brought to the EITF for discussion related to how an entity should determine whether certain instruments or embedded features are indexed to its own stock.  This discussion included equity-linked financial instruments where the exercise price is denominated in a currency other than the issuer's functional currency; such as our outstanding warrants to purchase common stock that are denominated in Canadian dollars.  This conclusion reached under EITF 07-05 clarified the accounting treatment for these and certain other financial instruments as it related to FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” or SFAS 133, codified as ASC 815-10.

SFAS 133 specifies that a contract that would otherwise meet the definition of a derivative under SFAS 133, issued or held by the reporting entity that is both (a) indexed to its own stock and (b) classified in stockholders' equity in its statement of financial position should not be considered a derivative financial instrument for purposes of applying SFAS 133.  As a result, our outstanding warrants denominated in Canadian dollars were not considered to be indexed to its own stock and should therefore be treated as derivative financial instruments and recorded at their fair value as a liability.  EITF 07-05 is effective for financial statements for fiscal years beginning after December 15, 2008 and earlier adoption is not permitted.   Since the warrants to purchase common stock that are denominated in Canadian dollars expired on December 19, 2008, EITF 07-05 did not have a material impact on our financial statements unless we issue further equity instruments denominated outside its functional currency.

In April 2009, an update was made to the Financial Instruments topic of the FASB codification Fair Value Measurements and Disclosures that requires disclosures about the fair value of financial instruments in interim financial statements as well as in annual financial statements. The new guidance also amends the existing requirements on the fair value disclosures in all interim financial statements. This guidance is effective for interim periods ending after June 15, 2009, but early adoption was permitted for interim periods ending after March 15, 2009. The adoption of this standard did not have a material impact on our consolidated financial position and results of operations.

In April 2009, an update was made to the Fair Value Measurements and Disclosures topic of the FASB codification that provides additional guidance in determining fair value when there is no active market or where price inputs being used represent distressed sales. This guidance is effective for interim periods ending after June 15, 2009, but early adoption was permitted for interim periods ending after March 15, 2009. The adoption of this standard did not have an impact on our consolidated financial position and results of operations.

In April 2009, an update was made to the Debt and Equity topic of the FASB codification that provides guidance in determining whether impairments of debt securities are other than temporary, and modifies the presentation and disclosures surrounding such instruments. This guidance is effective for interim periods ending after June 15, 2009, but early adoption was permitted for interim periods ending after March 15, 2009. The adoption of this standard did not have an impact on our consolidated financial position and results of operations.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162” (“SFAS 168”), which establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with U.S. GAAP.  SFAS 168 explicitly recognizes rules and interpretative release of the SEC under federal securities laws as authoritative U.S. GAAP.  SFAS 168 is effective for interim and annual periods ending after September 15, 2009.  Accordingly, we were required to adopt SFAS 168 on October 1, 2009.  As the issuance of SFAS 168 and the Codification does not change U.S. GAAP, the adoption of this standard did not have any impact on our financial statements.

In June 2009, the FASB issued changes to the consolidation guidance applicable to a variable interest entity, or VIE. FASB ASC Topic 810, "Consolidation," amends the guidance governing the determination of whether an enterprise is the primary beneficiary of a VIE, and is, therefore, required to consolidate an entity, by requiring a qualitative analysis rather than a quantitative analysis. The qualitative analysis will include, among other things, consideration of who has the power to direct the activities of the entity that most significantly impact the entity's economic performance and who has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. This standard also requires continuous reassessments of whether an enterprise is the primary beneficiary of a VIE. FASB ASC Topic 810 also requires enhanced disclosures about an enterprise's involvement with a VIE. FASB ASC Topic 810 became effective as of the beginning of interim and annual reporting periods that begin after November 15, 2009 and did not have an impact on our financial position, results of operations or cash flows.

In January 2010, an update was made to the Fair Value Measurements and Disclosures topic of the FASB codification that requires new disclosures for fair value measurements and provides clarification for existing disclosure requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers into and out of Level 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances, and settlements to be presented separately on a gross basis in the reconciliation of Level 3 fair value measurements. This update is effective for fiscal years beginning after December 15, 2009 except for Level 3 reconciliation disclosures which are effective for fiscal years beginning after December 15, 2010.  The adoption of this guidance did not have an impact on our consolidated financial position and results of operations.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On September 23, 2009, PricewaterhouseCoopers LLP, or PwC, resigned as our independent registered public accounting firm.   The reports of PwC on our consolidated financial statements for the fiscal years ended December 31, 2008, 2007 and 2006 did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.   During our fiscal years ended December 31, 2007 and 2008, and through September 23, 2009, we did not have any disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of PwC, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for such years.   During our fiscal years ended December 31, 2007 and 2008 and through September 23, 2009, no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K have occurred.   PwC has indicated to us that it concurs with the foregoing statements contained in the second, third and fourth sentences above as they relate to PwC and has furnished a letter to the Securities and Exchange Commission to this effect.

We engaged Deloitte & Touche LLP, as our new independent registered public accounting firm as of September 23, 2009.  Our Audit Committee participated in and approved this decision.  During our fiscal years ended December 31, 2007 and 2008 and through September 23, 2009, we did not consult with Deloitte & Touche LLP regarding any matters described in Items 304(a)(1)(iv) or 304(a)(1)(v) of Regulation S-K.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a Smaller Reporting Company as defined by Rule 12b-2 of the Exchange Act and in Item 10(f)(1) of Regulation S-K, we are electing scaled disclosure reporting obligations and therefore are not required to provide the information requested by this Item.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name of each Director, such person’s principal occupation or employment, all other positions with Adherex and any significant affiliate thereof now held by such person, if any, the year in which such person became a director of Adherex and such person’s age.

The Corporation has an Audit Committee, a Compensation Committee, and a Governance Committee. The current members of such committees are noted below:

Name and Province/State and Country of Residence, Position	Current Principal Occupation and Principal Occupation For Previous Five Years	Director Since	Age

Robert W. Butts (1)(2)(3) Tennessee, USA Chairman of Board	Immediate past Co-Founder and Portfolio Manager, Southpoint Capital Advisors LP; previously Analyst, Greenlight Capital	April 2007	35

Robert Andrade New York, USA Chief Financial Officer, Director	Co-Founder and Manager, DCML LLC; previously Portfolio Manager Millennium Partners; previously analyst Caxton Associates	July 2009	35

William G. Breen (1)(2)(3) Ontario, Canada Director	President of William G. Breen and Associates; previously, Chairman of Simware Inc.	April 2007	64

Claudio F. Bussandri, B.Eng, MBA (1)(2)(3) Quebec, Canada Director	Immediate past CEO of McKesson Canada; previously President of Lantic Sugar Limited	April 2007	62

David Lieberman New York, USA Director	Analyst Southpoint Capital Advisors LP; previously analyst Tiedemann Investment Group.	June, 2010	34

Hon. Arthur T. Porter, PC, MD, MBA (1) Quebec, Canada Director	Director General and Chief Executive Officer, McGill University Health Centre; previously, President and CEO, Detroit Medical Center	Feb 2004	53

Rostislav Raykov (3) New Jersey, USA Chief Executive Officer, Director	Co-Founder and Manager, DCML LLC; previously Portfolio Manager Alchem Partners; previously Portfolio Manager John Levin & Associates	July 2009	35

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Governance Committee

Robert W. Butts

Mr. Butts has served as a director of Adherex since April 2007.  Mr. Butts is the immediate past Co-Founder and Portfolio Manager of Southpoint Capital Advisors LP from January 2002 until March 2010, a private investment partnership with more than $1 billion in assets under management.  Prior to Southpoint, Mr. Butts was an analyst for Greenlight Capital, a value-oriented hedge fund.  He began his career as a financial analyst in the mergers and acquisitions group at Merrill Lynch.  Mr. Butts graduated from Amherst College, where he earned a Bachelor of Science degree with a triple major in mathematics, physics and chemistry.

Robert C. Andrade

Mr. Andrade has served as a director of Adherex since July 2009 and Chief Financial Officer since September 2009.  Mr. Andrade is a General Partner at DCML, a private investment partnership.  Prior to DCML, Mr. Andrade was a portfolio manager for Millennium Partners from November 2005 until December 2007 and a securities analyst for Caxton Associates from March 2003 until November 2005.  He began his career as a financial analyst at Bear Stearns.  Mr. Andrade graduated from University of Southern California, where he earned a Masters of Arts degree and Bachelor of Arts degree in economics.

William G. Breen

Mr. Breen has served as a director of Adherex since April 2007.  Mr. Breen has served as President of William G. Breen and Associates since 1999.  From January1988 to March 1999, he held various positions at Simware Inc., a producer of internetworking and connectivity software, including Chairman, President and Chief Executive Officer.  Prior to Simware, Mr. Breen was Senior Vice President, Operations at Cognos Inc. and Vice President, Operations at Computel Systems Ltd.  Mr. Breen has served on numerous Boards of Directors and began his career at IBM in 1966 following graduation from the University of Waterloo in Science.

Claudio F. Bussandri, B.Eng, MBA

Mr. Bussandri has served as a director of Adherex since April 2007.  From January, 1995 to March 2007 Mr. Bussandri was the CEO of McKesson Canada, a leading provider of logistics and products and services in the Canadian health care marketplace.  Prior to his tenure at McKesson, Mr. Bussandri was President of Lantic Sugar Limited and has held senior executive positions at Nabisco Brands Limited of Canada and Coffee Club Companies.  Mr. Bussandri graduated from McGill University with a Bachelor of Engineering (Mechanical), and subsequently obtained an MBA.  Mr. Bussandri is a member of the Board of Directors of the McGill University Health Centre, of the Executive Committee of the McGill University Health Centre Foundation and of the Canadian Council of Chief Executives.  He is past Chairman of the Board of the Montreal Children Hospital Foundation, former Chairman of Canadian Association for Pharmacy Distribution and Management and of the Food and Consumer Products Manufacturers of Canada.

David Lieberman

Since February, 2002, Mr. Lieberman has been an analyst at Southpoint Capital Advisors LP, a private investment partnership with more than $1 billion in assets under management.  Prior to Southpoint, Mr. Lieberman was an analyst for Tiedemann Investment Group.  Mr. Lieberman graduated from University of Pennsylvania, The Wharton School, where he earned a Bachelor of Science degree in economics.

Rostislav Raykov

Mr. Raykov has served as a director of Adherex since July 2009 and as Chief Executive Officer since July 2009.  Since May 2007, Mr. Raykov has been a General Partner at DCML, a private investment partnership.  Prior to DCML, from January 2006 to December 2007, Mr. Raykov was a portfolio manager for Alchem Investment Partners and John Levin & Co.  He began his career as a financial analyst at Bear Stearns.  Mr. Raykov graduated from University of North Carolina at Chapel Hill, where he earned a Bachelor of Science degree in business administration.

Honourable Arthur T. Porter, P.C., MD, MBA

Dr. Porter has served as a director of Adherex since February 2004.  Dr. Porter has served as the Director General and Chief Executive Officer of the McGill University Health Centre since January 2004, is a Councilor of the Privy Council for Canada and a member of the Security Intelligence Review Committee for Canada.  Dr. Porter was the President and Chief Executive Officer of the Detroit Medical Center from May 1999 to June 2003.  From July 1991 to December 1998, Dr. Porter served as the Chief of the Gershenson Radiation Oncology Center at Harper Hospital, Radiation Oncologist-in-Chief at the Detroit Medical Center.  He has also served as Senior Radiation Oncologist at the Cross Cancer Institute in Edmonton, Alberta and Associate Professor in the Faculty of Medicine at the University of Alberta, Chief of the Department of Radiation Oncology at the London Regional Cancer Centre and Chairman of the Department of Oncology at Victoria Hospital Corporation.  Dr. Porter serves as a director of Munder Funds and Air Canada.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets out certain information respecting the compensation paid to our Chief Executive Officer and Chief Financial Officer as well as any executive officer of the Company whose salary and bonus for the financial years ended December 31, 2009 or December 31, 2008 exceeded $150,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compen- sation ($)(4)	Total ($)
Rostislav Raykov, Chief	2009	11,572	-	-	-	-	11,572
Executive Officer(5)

Robert Andrade, Chief	2009	11,572	-	-	-	-	11,572
Financial Officer(6)

Dr. Thomas Spector(7)	2009	45,831	-	-	-	-	45,831
Chief Scientific Officer

Dr. William P. Peters	2009	298,623	115,000	-	-	-	413,623
Former Chief Executive	2008	495,000	-	1,089,049	97,375	2,917	1,693,341
Officer and Chairman(8)

James A. Klein, Jr.	2009	180,934	35,000	-	-	-	215,934
Previously Chief Financial	2008	233,000	-	267,627	27,000	1,768	529,395
Officer(9)

Dr. Robin J. Norris	2009	208,000	35,000	9,000	-	-	252,000
Previously President and	2008	255,000	-	282,135	30,000	3,617	570,752
Chief Operating Officer(10)

D. Scott Murray,	2009	123,822	65,000	-	-	-	188,822
Previously Senior Vice	2008	233,000	-	274,742	41,400	1,540	550,682
President, General Counsel
and Secretary(11)

(1)	Represents cash incentive awards in respect to fiscal 2008 and disbursed in the first quarter of 2009 as detailed in the Company’s 2009 proxy.
(2)
Represents the amounts recorded in the Corporation’s financial statements for the relevant year in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004) Share-based Payment, or SFAS 123(R), for stock option awards, without discounting of estimated forfeitures.

(3)
The term “incentive plan” means any plan providing compensation intended to serve as incentive for performance to occur over a specified period, whether such performance is measured by reference to financial performance of the Corporation, the Corporation's stock price, or any other performance measure.  An “equity incentive plan” is an incentive plan or portion of an incentive plan under which awards are granted that fall within the scope of SFAS 123(R).  A “non-equity incentive plan” is an incentive plan or portion of an incentive plan that is not an equity incentive plan.

(4)	Consists of the taxable benefit for premiums paid for group term life insurance, long term disability and long term care insurance.
(5)	Mr. Raykov joined the Corporation in July 2009.
(6)	Mr. Andrade joined the Corporation in July 2009.
(7)	Dr. Spector joined the Corporation in July 2009
(8)	Dr. Peters’ employment relationship with the Corporation terminated effective July 2009.
(9)	Mr. Klein resigned from the Corporation in September 2009.
(10)	Dr. Norris’ employment with the Corporation ended in December 2009.
(11)	Mr. Murray’s employment with the Corporation was terminated in July 2009.

Rostislav Raykov
Mr. Raykov has been employed by Adherex since July 2009, when he initially agreed to be compensated at the minimum wage.  Pursuant to an employment agreement dated May 3, 2010 between Rostislav Raykov and Adherex, Mr. Raykov is employed as Adherex’s Chief Executive Officer.  Pursuant to this agreement, Mr. Raykov (a) receives an initial annual salary in the amount of $140,000, (b) upon approval by shareholders of the amended Stock Option Plan will be granted options to purchase up to 5.0% of our common stock outstanding estimated by us to be outstanding upon completion of the proposed rights offering announced by us on April 20, 2010, and (c) may receive annual bonuses at the sole discretion of the Board.  If Mr. Raykov’s employment terminates due to a change of control of Adherex, any then remaining unvested shares under his options shall immediately vest and be fully exercisable.  If Mr. Raykov is dismissed from employment by us for any reason other than “cause,” we are obligated to pay Mr. Raykov severance compensation equal to twelve months of salary.

Robert Andrade
Mr. Andrade has been employed by Adherex since July 2009, when he initially agreed to be compensated at the minimum wage.  Pursuant to an employment agreement dated May 3, 2010 between Robert Andrade and Adherex, Mr. Andrade is employed as Adherex’s Chief Financial Officer.  Pursuant to this agreement, Mr. Andrade (a) receives an initial annual salary in the amount of $140,000, (b) upon approval by shareholders of the amended Stock Option Plan will be granted options to purchase up to 5.0% of our common stock outstanding estimated by us to be outstanding upon completion of the proposed rights offering announced by us on April 20, 2010, and (c) may receive annual bonuses at the sole discretion of the Board.  If Mr. Andrade’s employment terminates due to a change of control of Adherex, any then remaining unvested shares under his options shall immediately vest and be fully exercisable.  If Mr. Andrade is dismissed from employment by us for any reason other than “cause,” we are obligated to pay Mr. Andrade severance compensation equal to twelve months of salary.

Dr. Thomas Spector
Dr. Spector has been employed by Adherex since July 2009, when he was initially paid a salary of $80,000 per year.  Pursuant to an employment agreement dated May 3, 2010 between Dr. Thomas Spector and Adherex, Dr. Spector is employed as Adherex’s Chief Scientific Officer.  Pursuant to this agreement, Dr. Spector (a) receives an annual salary in the amount of $150,000, (b) upon approval by shareholders of the amended Stock Option Plan will be granted options to purchase up to 5.0% of our common stock outstanding estimated by us to be outstanding upon completion of the proposed rights offering announced by us on April 20, 2010, and (c) may receive annual bonuses at the sole discretion of the Board.  If Dr. Spector’s employment terminates due to a change of control of Adherex, any then remaining unvested shares under his options shall immediately vest and be fully exercisable.  If Dr. Spector is dismissed from employment by us for any reason other than “cause,” we are obligated to pay Dr. Spector’s severance compensation equal to twelve months of salary.

William Peters
Pursuant to an employment agreement dated February 19, 2003 between Dr. William P. Peters and Adherex, Dr. Peters became employed as Chief Executive Officer and Vice Chairman of Adherex effective March 12, 2003 for a five-year term, and was appointed Chairman of the Board on February 28, 2004. Pursuant to this agreement, Dr. Peters received $495,000 in 2008. The agreement also provided that annual bonuses, if any, will be awarded to Dr. Peters at the sole discretion of the Board.  Pursuant to a separation and mutual release agreement dated July 2, 2009 between Dr. William P. Peters and Adherex, Dr. Peters concluded the employment relationship as Chief Executive Officer and Chairman of Adherex effective July 2, 2009.  Pursuant to this agreement, Dr. Peters (a) received separation pay equal to one month of his regular base salary, (b) received a $5,640 equal to the estimated cost of securing equivalent health coverage, and (c) was granted three years following the Termination Date to exercise any vested but unexpired and unexercised stock options.

James Klein
Pursuant to an employment agreement dated April 26, 2004 between James A. Klein, Jr. and Adherex, Mr. Klein was employed as Adherex’s Chief Financial Officer. Pursuant to this agreement, Mr. Klein received an initial annual salary in the amount of $233,000 in 2008.  The agreement also provided that Mr. Klein may receive annual bonuses at the sole discretion of the Board.   Mr. Klein resigned on September 4, 2009.

Robin Norris
Pursuant to an employment agreement dated December 12, 2001 between Dr. Robin Norris and Adherex, Dr. Norris became employed as Adherex’s Chief Operating Officer. He was also appointed President of Adherex on June 14, 2002. Pursuant to his agreement, Dr. Norris received an initial annual salary in the amount of $255,000 in 2008.  Pursuant to an amended and restated employment agreement dated August 19, 2009 between Dr. Robin Norris and us, Dr. Norris continued as our Chief Operating Officer through December 31, 2009.  Pursuant to his agreement, Dr. Norris (a) received an amended annual salary in the amount of $120,000, (b) was granted options to purchase up to 200,000 shares of common stock at a price per share of $0.06 under the Stock Option Plan, and (c) was to be reimbursed for certain business expenses. Dr. Norris’s employment with us was concluded on December 31, 2009.

D. Scott Murray
Pursuant to an employment agreement dated January 27, 2003 between D. Scott Murray and Adherex, Mr. Murray was employed as Adherex’s General Counsel and Corporate Secretary. Pursuant to the January 27, 2003 agreement, Mr. Murray salary was $233,000 for 2008.  We terminated the employment of D. Scott Murray on July 10, 2009.

In addition to such employment agreements, Dr. Spector and Messrs. Andrade and Raykov, are each a party to a confidentiality and intellectual property agreement with us.

In the employment agreements for each of Dr. Spector and Messrs. Andrade and Raykov “cause” is generally defined as (1) material breach of the terms of the employment or intellectual property agreements; (2) failure to perform the duties inherent in Employee’s position in good faith and in a reasonable and appropriate manner; or (3) acts of fraud or embezzlement or other intentional misconduct which adversely affects the Company's business.

Equity Grants, Exercises and Holdings

During the year ended December 31, 2009, the Board granted options to purchase an aggregate of 200,000 shares of common stock to one of our previously Named Executive Officers.

The following table sets forth information concerning the number and value of unexercised options held by each Named Executive Officer in 2009 as of December 31, 2009.

Outstanding Equity Awards at December 31, 2009

Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($) (1)		Option Expiration Date
Dr. William P. Peters	750,000	(2)	—	CAD$	1.65	07/02/2012
	70,217	(3)	—	CAD$	2.25	07/02/2012
	700,000	(4)	—	CAD$	2.25	07/02/2012
	234,000	(5)	—	CAD$	2.90	07/02/2012
	32,000	(6)	—	CAD$	1.95	07/02/2012
	441,601	(7)	—		1.20	07/02/2012
	192,000	(8)	—		1.20	07/02/2012
	150,000	(9)	—		1.10	07/02/2012
	30,000	(10)	—		0.88	07/02/2012
	266,667	(11)	133,333		0.28	07/02/2012
	2,000,000	(12)	1,000,000		0.63	07/02/2012
	666,667	(13)	333,333		0.28	07/02/2012
	2,000,000	(14)	—		0.38	07/02/2012

James A. Klein, Jr.	200,000	(15)	—	CAD$	2.65	04/26/2011
	15,000	(16)	—	CAD$	2.90	05/21/2011
	5,000	(17)	—	CAD$	1.95	12/17/2011
	13,500	(18)	—		1.20	09/4/2012
	39,000	(19)	—		0.88	09/4/2012
	33,333	(20)	16,667		0.28	09/4/2012
	900,000	(21)			0.63	09/4/2012
	300,000	(22)			0.28	09/4/2012
	400,000	(23)	—		0.38	09/4/2012

Dr. Robin J. Norris	40,000	(24)	—	CAD$	1.70	05/03/2010
	75,600	(25)	—	CAD$	2.25	12/30/2010
	36,400	(26)	—	CAD$	2.90	05/21/2011
	15,000	(27)	—		1.20	09/21/2012
	45,000	(28)	—		0.88	12/14/2012
	75,000	(29)	-		0.28	02/28/2014
	1,000,000	(30)	-		0.63	04/30/2014
	200,000	(31)	100,000		0.28	12/03/2014
	400,000	(32)	—		0.38	02/27/2015
	200,000	(33)	—		0.06	08/18/2016

Dr. Thomas Spector	10,000	(34)	—	CAD$	2.20	09/24/2011
	60,000	(35)	20,000	CAD$	1.35	07/01/2012

(1)	The current Stock Option Plan provides for grants denominated in US and CAD dollars.
(2)	750,000 options were granted on: 2/19/2003 and vest as follows: 250,000 on 2/19/2003; 250,000 on 2/19/2004, and 250,000 on 2/19/2005
(3)	70,217 options were granted on: 12/30/2003 and vest as follows: 70,217 on 12/30/2003
(4)	700,000 options were granted on: 12/30/2003 and vest as follows: 233,334 on 12/30/2003, 233,333 on 12/30/2004 and 233,333 on 12/30/2005
(5)	234,000 options were granted on: 5/21/2004 and vest as follows: 234,000 on 5/21/2004
(6)	32,000 options were granted on: 12/17/2004 and vest as follows: 32,000 on 12/17/2004
(7)	441,601 options were granted on: 4/5/2005 and vest as follows: 441,601 on 4/5/2005
(8)	192,000 options were granted on: 4/5/2005 and vest as follows: 192,000 on 4/5/2005
(9)	150,000 options were granted on: 10/14/2005 and vest as follows: 50,000 on 10/14/2006; 50,000 on 10/14/2007 and 50,000 on 10/14/2008
(10)	30,000 options were granted on: 12/14/2005 and vest as follows: 10,000 on 12/14/2006; 10,000 on 12/14/2007 and 10,000 on 12/14/2008

(11)	400,000 options were granted on: 2/28/2007 and vest as follows: 133,334 on 2/28/2007; 133,333 on 2/29/2008 and 133,333 on 2/28/2009
(12)	3,000,000 options were granted on: 4/30/2007 and vest as follows: 1,000,000 on 4/30/2007; 1,000,000 on 4/30/2008 and 1,000,000 on 4/30/2009
(13)	1,000,000 options were granted on: 12/03/2007 and vest as follows: 333,334 on 12/03/2007; 333,333 on 12/03/2008 and 333,333 on 12/03/2009
(14)	2,000,000 options were granted on: 2/27/2008 and vest as follows: 2,000,000 on 2/27/2008
(15)	200,000 options were granted on: 4/26/2004 and vest as follows: 50,000 on 7/24/2004 ; 50,000 on 4/26/2005 and 50,000 on 4/26/2006 ; 50,000 on 4/26/2007
(16)	15,000 options were granted on: 5/21/2004 and vest as follows: 5,000 on 12/17/2004 ; 5,000 on 5/21/2006 and 5,000 on 5/21/2007
(17)	5,000 options were granted on: 12/17/2004 and vest as follows: 1,667 on 12/17/2005 ; 1,666 on 12/17/2006 and 1,667 on 12/17/2007
(18)	13,500 options were granted on: 9/21/2005 and vest as follows: 4,500 on 9/21/2006 ; 4,500 on 9/21/2007 and 4,500 on 9/21/2008
(19)	39,000 options were granted on: 12/14/2005 and vest as follows: 13,000 on 12/14/2006 ; 13,000 on 12/14/2007 and 13,000 on 12/14/2008
(20)	50,000 options were granted on: 2/28/2007 and vest as follows: 16,667 on 2/28/2007; 16,666 on 2/29/2008 and 16,667 on 2/28/2009
(21)	900,000 options were granted on: 4/30/2007 and vest as follows: 300,000 on 4/30/2007; 300,000 on 4/30/2008 and 300,000 on 4/30/2009
(22)	300,000 options were granted on: 12/03/2007 and vest as follows: 100,000 on 12/03/2007; 100,000 on 12/03/2008 and 100,000 on 12/03/2009
(23)	400,000 options were granted on: 2/27/2008 and vest as follows: 400,000 on 2/27/2008
(24)	40,000 options were granted on: 5/3/2003 and vest as follows: 13,334 on 5/3/2004 ; 13,333 on 5/3/2005 and 13,333 on 5/3/2006
(25)	75,600 options were granted on: 12/30/2003 and vest as follows: 25,200 on 12/30/2004 ; 25,200 on 12/30/2005 and 25,200 on 12/30/2006
(26)	36,400 options were granted on: 5/21/2004 and vest as follows: 10,000 on 12/17/2004 ; 14,266 on 5/21/2006 and 12,134 on 5/21/2007
(27)	15,000 options were granted on: 9/21/2005 and vest as follows: 5,000 on 9/21/2006 ; 5,000 on 9/21/2007 and 5,000 on 9/21/2008
(28)	45,000 options were granted on: 12/14/2005 and vest as follows: 15,000 on 12/14/2006 ; 15,000 on 12/14/2007 and 15,000 on 12/14/2008
(29)	75,000 options were granted on: 2/28/2007 and vest as follows: 25,000 on 2/28/2007; 25,000 on 2/29/2008 and 25,000 on 2/28/2009
(30)	1,000,000 options were granted on: 4/30/2007 and vest as follows: 333,334 on 4/30/2007; 333,333 on 4/30/2008 and 333,333 on 4/30/2009
(31)	300,000 options were granted on: 12/03/2007 and vest as follows: 100,000 on 12/03/2007; 100,000 on 12/03/2008 and 100,000 on 12/03/2009
(32)	400,000 options were granted on: 2/27/2008 and vest as follows: 400,000 on 2/27/2008
(33)	200,000 options were granted on: 8/18/2009 and vest as follows: 200,000 on 8/18/2009.
(34)	10,000 options were granted on: 09/24/2004
(35)	80,000 options were granted on: 07/01/2005 with 20,000 excerisable on July 1, 2012.

No Named Executive Officers exercised options in the year ended December 31, 2009.

Termination Benefits

In the event of his termination with us other than for cause, we will pay Rostislav Raykov $140,000 severance.  In the event of his termination with us other than for cause, we will pay Robert Andrade $140,000 severance.  In the event of his termination with us other than for cause, we will pay Dr. Thomas Spector $150,000 severance.

Compensation of Directors

Beginning in the first quarter of the fiscal year ending December 31, 2009, the members of the Board of Directors agreed to continue to serve for the benefit of shareholders without cash compensation.

The annual compensation considerations for non-executive directors also include the awarding of stock options.  The granting of options to the non-executive directors under the Stock Option Plan serves three primary purposes: (1) to recognize the significant time and effort commitments during the past year; (2) to provide long-term incentives for future efforts since the value of the options is directly dependent on the market valuation of the Corporation; and (3) to retain quality individuals as the options typically vest over time.  When determining whether and how many new option grants will be made, the Compensation Committee takes into account the amount and terms of any outstanding options.  Adherex does not require its non-executive directors to own a specific amount of common stock.

For the year ended December 31, 2009, the Board did not grant any further options to purchase shares of common stock to the non-executive directors.

Pursuant to an Independent Director Agreement on May 3, 2010 for each Dr. Porter and Messrs. Breen and Bussandri and conditioned upon the approval of the amended Stock Option Plan, the Board approved: (a) the grant to each Dr. Porter and Messrs. Breen and Bussandri a fully vested option to purchase 1.33% of Adherex’s common stock outstanding upon completion of our April 30, 2010 rights offering, or 4,898,303 shares; and (b) reimbursement for reasonable travel and related expenses incurred.

Mr. Butts and Mr. Lieberman do not accept cash fees or stock for their participation on the Board.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table sets forth information regarding shares of our common stock beneficially owned as of [November , 2010] by: (i) each of our officers and directors; (ii) all officers and directors as a group; and (iii) each person known by us to beneficially own five percent or more of the outstanding shares of our common stock. Except as indicated below, the security holders listed possess sole voting and investment power with respect to the shares beneficially owned by that person.  The address for each listed shareholder is c/o Adherex Technologies Inc., 501 Eastowne Drive, Suite 140, Chapel Hill, North Carolina 27514.

Name	Common Stock	Common Stock Options Exercisable Within 60 Days	Common Stock Purchase Warrant Exercisable Within 60 Days	Total Stock and Stock Based Holdings (1)	% Ownership(1)

Robert Andrade	780,100	17,493,939	-	18,274,039	4.7%

David Lieberman (2)	200,000,000		200,000,000	400,000,000	70.3%

William G. Breen	1,367,781	4,853,668	-	6,221,449	1.7%

Claudio F. Bussandri	-	4,853,668	-	4,853,668	1.3%

Arthur T. Porter	-	4,974,410	-	4,974,410	1.3%

Rostislav Raykov	1,000,000	17,493,939	-	18,493,939	4.8%

Robert Butts	41,504,000		41,504,000	83,008,000	20.2%

Thomas Spector	-	17,563,939	-	17,563,939	4.6%

All officers and directors as a group (7 persons)	244,651,881	67,253,563	241,504,000	553,409,444	81.7%

Southpoint Capital Advisors LP (2)	200,000,000	-	200,000,000	400,000,000	70.3%

* Percentage of shares beneficially owned does not exceed one percent.

(1)
For purposes of this table “beneficial ownership” is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person or group has the right to acquire within 60 days after November XX, 2010.  For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares that such person or group has the right to acquire within 60 days after November XX, 2010 are deemed outstanding but are not deemed to be outstanding for purposes of computing the percentage ownership of any other person or group. As of November XX, 2010, there were 368,293,451 shares of our common stock issued and outstanding.

(2)
David Lieberman an employee of Southpoint Capital Advisors, LP, 623 Fifth Avenue, Suite 2503, New York, New York 10022.  John S. Clark, II holds dispositive power over the shares owned by Southpoint Capital Advisors, LP

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions

There were no related party transactions in the last two years.

Director Independence

The Board of Directors is composed of a majority of independent directors.  The Board applies the definition of independence found in the rules of the SEC and in Canadian National Instrument 58-101 and National Policy 58-201.  The Board has determined that five of the current seven directors are “independent”, including the Chair of the Board, being Messrs. Butts, Breen, Bussandri, Lieberman and Porter.  Only two directors have material relationships with the Corporation and are therefore not independent.  Mr. Raykov, Chief Executive Officer of the Corporation and Chairman of the Board, and Mr. Andrade, Chief Financial Officer of the Corporation, are considered to have a material relationship with the Corporation by virtue of their executive officer positions.  Adherex is of the view that the composition of its Board reflects a diversity of background and experience that are important for effective corporate governance.  Other directorships held by Board members are described in this registration statement under the heading “Directors and Executive Officers.”

LEGAL MATTERS

Certain legal matters in connection with the securities will be passed upon for us by the law firm of LaBarge Weinstein P.C., Kanata, Ontario.  LaBarga Weinstein P.C. will not receive a direct or indirect interest in the small business issuer and has never been a promoter, underwriter, voting trustee, director, officer or employee of our company.  Nor does LaBarge Weinstein P.C. have any contingent based agreement with us or any other interest in or connection to us.

EXPERTS

The financial statements as of December 31, 2009 and for the year ended December 31, 2009 included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered Chartered Accountants, as stated in their report appearing herein.    Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The financial statements as of December 31, 2008 and for the year ended December 31, 2008 included in this prospectus have been audited by PricewaterhouseCoopers LLP, as stated in their report appearing herein.  Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Chartered Accountants

To the Shareholders of Adherex Technologies Inc.

We have audited the accompanying consolidated balance sheet of Adherex Technologies Inc. and its subsidiaries (a development stage company) (the “Company”) as of December 31, 2009 and the related consolidated statement of operations, cash flows, and stockholders’ equity for the year ended December 31, 2009 and cumulatively for the period from September 3, 1996 (date of inception) to December 31, 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The Company's consolidated financial statements as of and for the years ended December 31, 2008 and 2007, and for the period from September 3, 1996 (date of inception) to December 31, 2008 were audited by other auditors whose report, dated March 30, 2009, expressed an unqualified opinion on those statements. The financial statements for the period from September 3, 1996 (date of inception) to December 31, 2008 reflected total revenues of $Nil and a net loss $97,821,000, and are included in the related total revenues and net loss respectively for the period from September 3, 1996 to December 31, 2009. Our opinion, insofar as it relates to the amounts included for the period from September 3, 1996 to December 31, 2008, is based solely on the report of such other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Adherex Technologies Inc. and its subsidiaries as of December 31, 2009 and the results of its operations and its cash flows for the year then ended, and cumulatively for the period from September 3, 1996 to December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DeloitteTouche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
Ottawa, Canada
March 30, 2010

Independent Auditors’ Report

To the Shareholders of Adherex Technologies Inc.

We have audited the accompanying consolidated balance sheet of Adherex Technologies Inc. (a development stage company) as of December 31, 2008 and the related consolidated statements of operations, cash flows and stockholders’ equity for the year ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of the Company’s financial statements as of December 31, 2008 and for the year ended December 31, 2008 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and the results of its operations and its cash flows for the year ended December 31, 2008 in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants, Licensed Public Accountants
Ottawa, Canada
March 30, 2009

Adherex Technologies Inc.
(a development stage company)
Consolidated Balance Sheets
(U.S. Dollars and shares in thousands, except per share amounts)

	December 31, 2009	December 31, 2008
Assets

Current assets
Cash and cash equivalents	$685	$5,349
Cash pledged as collateral	-	52
Accounts receivable	69	6
Investment tax credits recoverable	-	133
Prepaid expense	75	71
Other current assets	4	28
Total current assets	833	5,639

Capital assets	-	136
Leasehold improvements	-	285
Total assets	$833	$6,060

Liabilities and stockholders’ equity

Current liabilities
Accounts payable	$318	$547
Accrued liabilities	70	1,883
Other current liabilities	32	-
Total current liabilities	420	2,430

Deferred lease inducements	-	570
Other long-term liabilities	7	7
Total liabilities	427	3,007

Commitments and contingencies

Stockholders’ equity

Common stock, no par value; unlimited shares authorized; 128,227 shares issued and outstanding	64,929	64,929
Additional paid-in capital	35,225	34,860
Deficit accumulated during development stage	(100,991)	(97,979)
Accumulated other comprehensive income	1,243	1,243
Total stockholders’ equity	406	3,053
Total liabilities and stockholders’ equity	$833	$6,060

 (The accompanying notes are an integral part of these consolidated financial statements)

Adherex Technologies Inc.
(a development stage company)
Consolidated Statements of Operations
(U.S. dollars and shares in thousands, except per share information)

	Year Ended December 31, 2009	Year Ended December 31, 2008	Cumulative From September 3, 1996 to December 31, 2009

Revenue	$-	$-	$-

Operating expenses:
Research and development	2,113	10,366	64,890
Impairment of Capital Assets	386		386
Gain on Deferred lease inducements	(497)		(497)
Acquired in-process research and development	-	-	13,094
General and administration	1,214	3,520	24,709
Loss from operations	(3,216)	(13,886)	(102,583)

Other income (expense):

Settlement of Cadherin Biomedical Inc. litigation	-	-	(1,283)
Interest expense	-	-	(19)
Other income	157	-	255
Interest income	47	286	2,797
Total other income	204	286	1,750

Net loss and total comprehensive loss	$(3,012)	$(13,600)	$(100,833)

Net loss per share of common stock, basic and diluted	$(0.02)	$(0.11)

Weighted-average number of shares of common stock outstanding, basic and diluted	128,227	128,227

(The accompanying notes are an integral part of these consolidated financial statements)

Adherex Technologies Inc.
(a development stage company)
Consolidated Statements of Cash Flows
(U.S. Dollars and shares in thousands, except per share amounts)

	Year Ended December 31, 2009	Year Ended December 31, 2008	Cumulative From September 3, 1996 to December 31, 2009
Cash flows from (used in):
Operating activities:
Net loss	$(3,012)	$(13,600)	$(100,833)
Adjustments for non-cash items:
Depreciation and amortization	-	164	1,404
Non-cash Cadherin Biomedical Inc. litigation expense	-	-	1,187
Unrealized foreign exchange loss	-	-	9
Loss on impairment of capital assets	386	-	386
Amortization of and gain on lease inducements	(538)	(11)	(412)
Non-cash severance expense	-	-	168
Stock options issued to consultants	10	88	722
Stock options issued to employees	355	2,417	7,703
Acquired in-process research and development	-	-	13,094
Changes in operating assets and liabilities	(1,889)	134	(140)
Net cash used in operating activities	(4,688)	(10,808)	(76,889)

Investing activities:
Purchase of capital assets	-	(15)	(1,440)
Disposal of capital assets	-	-	115
Proceeds from sale of assets	24		24
Release of restricted cash	-	-	190
Restricted cash	-	-	(209)
Purchase of short-term investments	-	-	(22,148)
Redemption of short-term investments	-	-	22,791
Investment in Cadherin Biomedical Inc.	-	-	(166)
Acquired intellectual property rights	-	-	(640)
Net cash provided from (used in) investing activities	24	(15)	(1,507)

Financing activities:
Conversion of long-term debt to equity	-	-	68
Long-term debt repayments	-	-	(65)
Capital lease repayments	-	-	(8)
Issuance of common stock	-	-	76,687
Registration expense	-	-	(465)
Financing expenses	-	-	(544)
Proceeds from convertible note	-	-	3,017
Other liability repayments	-	-	(87)
Security deposits received	-	7	35
Proceeds from exercise of stock options	-	-	51
Net cash provided from financing activities	-	7	78,713

Effect of exchange rate changes on cash and cash equivalents	-	3	368

Net change in cash and cash equivalents	(4,664)	(10,813)	685
Cash and cash equivalents - Beginning of period	5,349	16,162	-
Cash and cash equivalents - End of period	$685	$5,349	685

(The accompanying notes are an integral part of these consolidated financial statements)

Adherex Technologies Inc.
(a development stage company)
Consolidated Statements of Stockholders' Equity
(U.S. dollars and shares in thousands, except per share information)

	Common Stock		Non-redeemable Preferred Stock of	Additional Paid-in	Accumulated Other Comprehensive	Deficit Accumulated During Development	Total Shareholders’
	Number	Amount	Subsidiary	Capital	Income	Stage	Equity
Balance at June 30, 1996	-	$-	$-	$-	$-	$-	$-
Issuance of common stock	1,600	-	-	-	-	-	-
Net loss	-	-	-	-	-	(37)	(37)
Balance at June 30, 1997	1,600	-	-	-	-	(37)	(37)
Net loss	-	-	-	-	-	(398)	(398)
Balance at June 30, 1998	1,600	-	-	-	-	(435)	(435)
Exchange of Adherex Inc. shares for Adherex Technologies Inc. shares	(1,600)	-	-	-	-	-	-
Issuance of common stock	4,311	1,615	-	-	-	-	1,615
Cumulative translation adjustment	-	-	-	-	20	-	20
Net loss	-	-	-	-	-	(958)	(958)
Balance at June 30, 1999	4,311	1,615	-	-	20	(1,393)	242
Issuance of common stock	283	793	-	-	-	-	793
Issuance of equity rights	-	-	-	171	-	-	171
Issuance of special warrants	-	-	-	255	-	-	255
Settlement of advances:
Issuance of common stock	280	175	-	-	-	-	175
Cancellation of common stock	(120)	-	-	-	-	-	-
Cumulative translation adjustment	-	-	-	-	16	-	16
Net loss	-	-	-	-	-	(1,605)	(1,605)
Balance at June 30, 2000	4,754	2,583	-	426	36	(2,998)	47
Issuance of common stock:
Initial Public Offering (“IPO”)	1,333	5,727	-	-	-	(38)	5,689
Other	88	341	-	-	-	-	341
Issuance of special warrants	-	-	-	1,722	-	-	1,722
Conversion of special warrants	547	1,977	-	(1,977)	-	-	-
Issuance of Series A special warrants	-	-	-	4,335	-	-	4,335
Conversion of Series A special warrants	1,248	4,335	-	(4,335)	-	-	-
Conversion of equity rights	62	171	-	(171)	-	-	-
Cumulative translation adjustment	-	-	-	-	182	-	182
Net loss	-	-	-	-	-	(2,524)	(2,524)
Balance at June 30, 2001	8,032	15,134	-	-	218	(5,560)	9,792
Cumulative translation adjustment	-	-	-	-	11	-	11
Net loss	-	-	-	-		(3,732)	(3,732)
Balance at June 30, 2002	8,032	15,134	-	-	229	(9,292)	6,071

(The accompanying notes are an integral part of these consolidated financial statements)
(continued on next page)

	Common Stock		Non-redeemable Preferred Stock of	Additional Paid-in	Accumulated Other Comprehensive	Deficit Accumulated During Development	Total Shareholders’
	Number	Amount	Subsidiary	Capital	Income	Stage	Equity
Balance at June 30, 2002	8,032	15,134	-	-	229	(9,292)	6,071
Common stock issued for Oxiquant acquisition	8,032	11,077	-	543	-	-	11,620
Exercise of stock options	5	4	-	-	-	-	4
Distribution to shareholders	-	-	-	-	-	(158)	(158)
Stated capital reduction	-	(9,489)	-	9,489	-	-	-
Stock options issued to consultants	-	-	-	4	-	-	4
Equity component of June convertible notes	-	-	-	1,058	-	-	1,058
Financing warrants	-	-	-	53	-	-	53
Cumulative translation adjustment	-	-	-	-	(159)	-	(159)
Net loss	-	-	-	-	-	(17,795)	(17,795)
Balance at June 30, 2003	16,069	16,726	-	11,147	70	(27,245)	698
Stock options issued to consultants	-	-	-	148	-	-	148
Repricing of warrants related to financing	-	-	-	18	-	-	18
Equity component of December convertible notes	-	-	-	1,983	-	-	1,983
Financing warrants	-	-	-	54	-	-	54
Conversion of June convertible notes	1,728	1,216	-	(93)	-	-	1,123
Conversion of December convertible notes	1,085	569	-	(398)	-	-	171
Non-redeemable preferred stock	-	-	1,045	-	-	-	1,045
December private placement	11,522	8,053	-	5,777	-	-	13,830
May private placement	4,669	6,356	-	2,118	-	-	8,474
Exercise of stock options	18	23	-	-	-	-	23
Amalgamation of 2037357 Ontario Inc.	800	660	(1,045)	363	-	-	(22)
Cumulative translation adjustment	-	-	-	-	(219)	-	(219)
Net loss	-	-	-	-	-	(6,872)	(6,872)
Balance at June 30, 2004	35,891	33,603	-	21,117	(149)	(34,117)	20,454
Stock options issued to consultants	-	-	-	39	-	-	39
Stock options issued to employees	-	-	-	604	-	-	604
Cost related to SEC registration	-	(493)	-	-	-	-	(493)
Acquisition of Cadherin Biomedical Inc.	644	1,252	-	-	-	-	1,252
Cumulative translation adjustment	-	-	-	-	1,392	-	1,392
Net loss – six months ended December 31, 2004	-	-	-	-	-	(6,594)	(6,594)
Balance at December 31, 2004	36,535	34,362	-	21,760	1,243	(40,711)	16,654

 (The accompanying notes are an integral part of these consolidated financial statements)
(continued on next page)

Adherex Technologies Inc.
(a development stage company)
Consolidated Statements of Stockholders' Equity (continued)
(U.S. dollars and shares in thousands, except per share information)

	Common Stock		Non-redeemable Preferred Stock of	Additional Paid-in	Accumulated Other Comprehensive	Deficit Accumulated During Development	Total Shareholders’
	Number	Amount	Subsidiary	Capital	Income	Stage	Equity
Balance at December 31, 2004	36,535	34,362	-	21,760	1,243	(40,711)	16,654
Financing costs	-	(141)	-	-	-	-	(141)
Exercise of stock options	15	25	-	-	-	-	25
Stock options issued to consultants	-	-	-	276	-	-	276
July private placement	6,079	7,060	-	1,074	-	-	8,134
Net loss	-	-	-	-	-	(13,871)	(13,871)
Balance at December 31, 2005	42,629	41,306	-	23,110	1,243	(54,582)	11,077
Stock options issued to consultants	-	-	-	100	-	-	100
Stock options issued to employees	-	-	-	491	-	-	491
May private placement	7,753	5,218	-	822	-	-	6,040
Net loss	-	-	-	-	-	(16,440)	(16,440)
Balance at December 31, 2006	50,382	46,524	-	24,523	1,243	(71,022)	1,268
Stock options issued to consultants	-	-	-	59	-	-	59
Stock options issued to employees	-	-	-	2,263	-	-	2,263
February financing	75,759	17,842	-	5,379	-	-	23,221
Exercise of warrants	2,086	563	-	131	-	-	694
Net loss	-	-	-	-	-	(13,357)	(13,357)
Balance at December 31, 2007	128,227	64,929	-	32,355	1,243	(84,379)	14,148
Stock options issued to consultants	-	-	-	88	-	-	88
Stock options issued to employees	-	-	-	2,417	-	-	2,417
Net loss	-	-	-	-	-	(13,600)	(13,600)
Balance at December 31, 2008	128,227	$64,929	$-	$34,860	$1,243	$(97,979)	$3,053
Stock options issued to consultants	-	-	-	10	-	-	10
Stock options issued to employees	-	-	-	355	-	-	355
Net loss	-	-	-	-	-	(3,012)	(3,012)
Balance at December 31, 2009	128,227	$64,929	$-	$35,225	$1,243	$(100,991)	$407

(The accompanying notes are an integral part of these consolidated financial statements)

Adherex Technologies Inc.
(a development stage company)
Notes to Consolidated Statements

1. Going Concern

Adherex Technologies Inc. (“Adherex”), a Canadian Corporation together with its wholly owned subsidiaries Oxiquant, Inc. (“Oxiquant”) and Adherex, Inc., both Delaware corporations, and Cadherin Biomedical Inc. (“CBI”), a Canadian corporation, collectively referred to herein as the “Company,” is a development stage biopharmaceutical company with a portfolio of product candidates under development for use in the treatment of cancer.  With the exception of Adherex Technologies Inc., all subsidiaries are inactive.

These consolidated financial statements have been prepared using generally accepted accounting principles (“GAAP”) in the United States (“U.S.”) of America that are applicable to a going concern which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company is a development stage company and during the year ended December 31, 2009, incurred a net loss of $3,012.  At December 31, 2009, it had an accumulated deficit of $100,991, and had experienced negative cash flows from operations since inception in the amount of $77,048.  Also, at December 31, 2009, the Company has cash and cash equivalents of $685,000, which based on management’s current plans, will only be able to fund operations into the second quarter of 2010.  The Company continues to pursue various strategic alternatives, including, collaborations with other pharmaceutical and biotechnology companies; however, if a strategic transaction is not completed or the Company does not otherwise obtain additional financial resources in the very near term, it might cease operations sooner than first quarter of 2010.   The Company has also not been successful in obtaining additional financing since February 2007.  These circumstances lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the use of accounting principles applicable to a going concern may not be appropriate.

The Company’s ability to continue as a going concern is dependent on the raising of additional financial resources in the very near term. The Company does not anticipate any revenues in the foreseeable future.  If the Company is unable to obtain adequate financial resources, it could be forced to cease operations.  The Company’s management is considering all financial alternatives and seeking to raise additional funds for operations from current stockholders, other potential investors, corporate partners, or other sources.  This disclosure is not an offer to sell, nor a solicitation of an offer to buy the Company’s securities.  While the Company is striving to achieve these plans, there is no assurance that such funding will be obtainable on favorable terms or at all.

These financial statements do not reflect the potentially material adjustments in the carrying values of assets and liabilities, the reported expenses, and the balance sheet classifications used, that would be necessary if the going concern assumption were not appropriate.

2.    Significant Accounting Policies

Basis of presentation

Effective January 1, 2007, the Company changed its primary basis of accounting to United States (“U.S.”) generally accepted accounting principles (“U.S. GAAP”).  It made this change to comply with U.S. securities law as a result of the loss of the Company’s foreign private issuer status with the Securities and Exchange Commission (“SEC”).  The consolidated financial statements have been prepared in U.S. dollars.  The consolidated financial statements include the accounts of Adherex and of all its wholly-owned subsidiaries and all material inter-company transactions and balances have been eliminated upon consolidation.

These consolidated financial statements also conform in all material respects with generally accepted accounting principles in Canada ("Canadian GAAP") except as described in Note 10 in the consolidated financial statements.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expense during the reporting period.  Significant estimates include certain accruals and the value of stock based compensation.  Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities at the date of purchase of three months or less.

The Company places its cash and cash equivalents in investments held by financial institutions in accordance with its investment policy designed to protect the principal investment.  At December 31, 2009, the Company had $685 in cash accounts.  Money market investments typically have minimal risk; however, in recent months the financial markets have been volatile resulting in concerns regarding money market investments.  The Company did not experience any loss or write down of its money market investments for the years ended December 31, 2009 and 2008.

Adherex Technologies Inc.
(a development stage company)
Notes to Consolidated Statements (continued)

Capital assets

Capital assets are initially recorded at cost and are then amortized using the declining balance method at the following annual rates:

Furniture, fixtures and office equipment	20%
Computer equipment	30%
Computer software	100%
Laboratory equipment	20%

Leasehold improvements are amortized on a straight-line basis over the lease term.

Financial instruments

Financial instruments recognized on the balance sheets at December 31, 2009 and December 31, 2008 consist of cash and cash equivalents, cash pledged as collateral, accounts receivable, accounts payable and other current liabilities, the carrying value of which approximates fair value due to their relatively short time to maturity.  The Company does not hold or issue financial instruments for trading purposes and does not hold any derivative financial instruments.

The Company’s investment policy is to manage investments to achieve, in the order of importance, the financial objectives of preservation of principal, liquidity and return on investment.  Investments are made in U.S. or Canadian bank securities, commercial paper of U.S. or Canadian industrial companies, utilities, financial institutions and consumer loan companies, and securities of foreign banks provided the obligations are guaranteed or carry ratings appropriate to the policy.  Securities must have a minimum Dun & Bradstreet rating of A for bonds or R1 low for commercial paper.

The policy risks are primarily the opportunity cost of the conservative nature of the allowable investments.  As the main purpose of the Company is research and development, the Company has chosen to avoid investments of a trade or speculative nature.

Deferred leasehold inducements

Leasehold inducements consist of periods of reduced rent and other capital inducements provided by the lessor.  The leasehold inducements relating to the reduced rent periods are deferred and allocated over the term of the lease.  The Company has received lease inducements in the form of leasehold improvements and rent-free periods.

Impairment of long-lived assets

The Company tests the recoverability of long-lived assets whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.  The Company records an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable.  The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the discounted cash flows from the asset.

Convertible notes

The Company splits convertible notes into their debt and detachable warrant components based on the relative fair value of each component.

Common stock and warrants

At December 31, 2007, the Company had warrants outstanding to purchase common stock that were denominated in both U.S. and Canadian dollars, which resulted in the Company having warrants outstanding that were denominated outside the Company’s U.S. dollar functional currency.

Adherex Technologies Inc.
(a development stage company)
Notes to Consolidated Statements (continued)

In November 2007, the Emerging Issues Task Force (“EITF”) of the FASB issued EITF No. 07-5, Issue Summary No.1 “Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity's Own Stock” (“EITF 07-5”), codified as ASC 815-40.  In June 2008, one of the conclusions reached under EITF 07-05 was a consensus that an equity-linked financial instrument would not be considered indexed to the entity's own stock if the strike price is denominated in a currency other than the issuer's functional currency.  The issues brought to the EITF for discussion related to how an entity should determine whether certain instruments or embedded features are indexed to its own stock.  This discussion included equity-linked financial instruments where the exercise price is denominated in a currency other than the issuer's functional currency; such as the Company’s outstanding warrants to purchase common stock that were denominated in Canadian dollars.  This conclusion reached under EITF 07-05 clarified the accounting treatment for these and certain other financial instruments as it related to FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), codified as ASC 815-10.  SFAS 133 specifies that a contract that would otherwise meet the definition of a derivative under SFAS 133, issued or held by the reporting entity that is both (a) indexed to its own stock and (b) classified in stockholders' equity in its statement of financial position should not be considered a derivative financial instrument for purposes of applying SFAS 133.  As a result, the Company’s outstanding warrants denominated in Canadian dollars were not considered to be indexed to its own stock and should therefore be treated as derivative financial instruments and recorded at their fair value as a liability.  EITF 07-05 is effective for financial statements for fiscal years beginning after December 15, 2008 and earlier adoption is not permitted.   Since the warrants to purchase common stock that are denominated in Canadian dollars expired on December 19, 2008, EITF 07-5 did not have a material impact on the Company’s financial statements as the Company did not issue further equity instruments denominated outside its functional currency.

Revenue recognition

The Company recognizes revenue from multiple element arrangements under development and license agreement, which include license payments, milestones and royalties.  Revenue arrangements with multiple deliverables are accounted for in accordance with EITF No. 00-21, codified as ASC 605-25, “Revenue Arrangements with Multiple Deliverables” and Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” and are divided into separate units of accounting if certain criteria are met.  The consideration the Company receives is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are considered separately for each of the separate units.

Non-refundable up-front payments received in conjunction with the development and license agreement, including license fees and milestones, are deferred and recognized on a straight-line basis over the relevant periods.

The Company records royalty revenue in accordance with the contract terms once it can be reliably measured and the collection is reasonably assured.

Research and development costs and investment tax credits

Research costs, including employee compensation, laboratory fees, lab supplies, and research and testing performed under contract by third parties, are expensed as incurred.  Development costs, including drug substance costs, clinical study expenses and regulatory expenses are expensed as incurred.

Investment tax credits, which are earned as a result of qualifying research and development expenditures, are recognized when the expenditures are made and their realization is reasonably assured.  They are applied to reduce related capital costs and research and development expenses in the year recognized.

Income taxes

The Company accounts for income taxes under the asset and liability method that requires the recognition of deferred tax assets or liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities.  The Company provides a valuation allowance to reduce its deferred tax assets when it is more likely than not that such assets will not be realized.

The Company accounts for uncertainty in income taxes by following the Financial Accounting Standards Board issued Interpretation No. 48 (‘‘FIN 48’’), codified as ASC 740-10-25, ‘‘Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109.’’ FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, ‘‘Accounting for Income Taxes.’, codified as ASC 740-10.  FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements.  FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions have met a “more-likely-than-not” threshold of being sustained by the applicable tax authority.  Tax benefits related to tax positions not deemed to meet the “more-likely-than-not” threshold are not permitted to be recognized in the financial statements.  Upon adoption of FIN 48, the Company has elected an accounting policy that continues to classify accrued interest and penalties related to liabilities for income taxes in income tax expense.

Adherex Technologies Inc.
(a development stage company)
Notes to Consolidated Statements (continued)

Foreign currency translation

The U.S. dollar is the functional currency for substantially all of the Company’s consolidated operations. For those entities, all gains and losses from currency translations are included in results of operations. For CBI which is using a functional currency other than the U.S. dollar, the cumulative translation effects are included in “accumulated other comprehensive income” in the consolidated balance sheets.

Stock-Based compensation plan

Effective January 1, 2006, the Company adopted the fair value recognition requirements of Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-based Payment" ("SFAS No. 123(R)"), codified as ASC 718-10, using the modified prospective transition method and therefore has not restated results for prior periods.  The Company recognizes these compensation costs net of an estimated forfeiture rate on a straight-line basis over the requisite service period of the award, which is generally three years.

Loss per share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the year.  Diluted net loss per share is computed using the same method, except the weighted average number shares of common stock outstanding include, convertible debentures, stock options and warrants, if dilutive.

New accounting pronouncements

In May 2009, the FASB issued authoritative guidance relating to subsequent events, which is effective June 15, 2009. It provides guidance for disclosing events that occur after the balance sheet date, but prior to the issuance of the financial statements. We adopted this authoritative guidance on June 30, 2009. The adoption of this authoritative guidance did not have any impact upon the Company’s financial position or operating results.

In December 2007, the Emerging Issue Task Force, or EITF, issued EITF No. 07-01, “Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property”, or EITF 07-01, codified as ASC 808-10.  EITF 07-01 defines the accounting for collaborations between participants.  EITF 07-01 requires certain transactions between collaborators to be recorded in the statement of operations on either a gross or net basis within expense when certain characteristics exist in the collaborative agreement.  EITF 07-01 did not have a material impact on the Company’s financial statements.

In December 2007, the FASB issued ASC No. 805, Business Combinations” (“ASC 805”), which, requires an acquiring company to measure all assets acquired and liabilities assumed, including contingent considerations and all contractual contingencies, at the fair value at the acquisition date.  ASC 805 establishes principles and requirements for how the acquirer: i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  The adoption of ASC 805 did not have a material impact on the Company’s financial statements.

In April 2008, the FASB issued pronouncements under ASC 350-30, General Intangibles Other Than Goodwill (formerly FSP No. 142-3, Determination of the Useful Life of Intangible Assets). ASC 350-30 amends the factors considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350 (formerly SFAS No. 142, Goodwill and Other Intangible Assets). ASC 350-30 requires a consistent approach between the useful life of a recognized intangible asset under ASC 350 and the period of expected cash flows used to measure the fair value of an asset under ASC 805-10. ASC 350-30 also requires enhanced disclosures when an intangible asset’s expected future cash flows are affected by an entity’s intent and/or ability to renew or extend the arrangement. ASC 350-30 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and is applied prospectively. The Company has adopted ASC 350-30 and applied its various provisions as required as of January 1, 2009. The adoption of ASC 350-30 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

In April 2009, an update was made to the Financial Instruments topic of the FASB codification Fair Value Measurements and Disclosures that requires disclosures about the fair value of financial instruments in interim financial statements as well as in annual financial statements. The new guidance also amends the existing requirements on the fair value disclosures in all interim financial statements. This guidance is effective for interim periods ending after June 15, 2009, but early adoption was permitted for interim periods ending after March 15, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial position and results of operations.

Adherex Technologies Inc.
(a development stage company)
Notes to Consolidated Statements (continued)

In April 2009, an update was made to the Fair Value Measurements and Disclosures topic of the FASB codification that provides additional guidance in determining fair value when there is no active market or where price inputs being used represent distressed sales. This guidance is effective for interim periods ending after June 15, 2009, but early adoption was permitted for interim periods ending after March 15, 2009. The adoption of this standard did not have an impact on the Company’s consolidated financial position and results of operations.

In April 2009, an update was made to the Debt and Equity topic of the FASB codification that provides guidance in determining whether impairments of debt securities are other than temporary, and modifies the presentation and disclosures surrounding such instruments. This guidance is effective for interim periods ending after June 15, 2009, but early adoption was permitted for interim periods ending after March 15, 2009. The adoption of this standard did not have an impact on the Company’s consolidated financial position and results of operations.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162” (“SFAS 168”), which establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with U.S. GAAP.  SFAS 168 explicitly recognizes rules and interpretative release of the SEC under federal securities laws as authoritative U.S. GAAP.  SFAS 168 if effective for interim and annual periods ending after September 15, 2009.  Accordingly, we are required to adopt SFAS 168 on October 1, 2009.  As the issuance of SFAS 168 and the Codification does not change U.S. GAAP, the adoption of this standard is not expected to have any impact on the Company’s financial statements.

Recent accounting pronouncements

In June 2009, the FASB issued changes to the consolidation guidance applicable to a variable interest entity (VIE). FASB ASC Topic 810, "Consolidation," amends the guidance governing the determination of whether an enterprise is the primary beneficiary of a VIE, and is, therefore, required to consolidate an entity, by requiring a qualitative analysis rather than a quantitative analysis. The qualitative analysis will include, among other things, consideration of who has the power to direct the activities of the entity that most significantly impact the entity's economic performance and who has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. This standard also requires continuous reassessments of whether an enterprise is the primary beneficiary of a VIE. FASB ASC 810 also requires enhanced disclosures about an enterprise's involvement with a VIE. Topic 810 is effective as of the beginning of interim and annual reporting periods that begin after November 15, 2009. This will not have an impact on the Company’s financial position, results of operations or cash flows.

In January 2010, an update was made to the Fair Value Measurements and Disclosures topic of the FASB codification that requires new disclosures for fair value measurements and provides clarification for existing disclosure requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers into and out of Level 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances, and settlements to be presented separately on a gross basis in the reconciliation of Level 3 fair value measurements. This update is effective for fiscal years beginning after December 15, 2009 except for Level 3 reconciliation disclosures which are effective for fiscal years beginning after December 15, 2010. The Company does not expect the adoption of the guidance to have an impact on the Company’s consolidated financial position and results of operations.

Adherex Technologies Inc.
(a development stage company)
Notes to Consolidated Statements (continued)

3.	Capital Assets

The components of capital assets are presented below:

	December 31, 2009		December 31, 2008
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Furniture, fixtures and office equipment	$-	$-	$92	$78
Computer equipment	-	-	149	115
Computer software	-	-	162	162
Laboratory equipment	-	-	623	537
Leasehold improvements	-	-	4	2
	-	$-	1,030	$894
Accumulated amortization	-		(894)
Net book value	$-		$136

Amortization expense for capital assets was $0 and $164 for the years ended December 31, 2009 and 2008, respectively.

At December 31, 2009, the Company determined the carrying values of its capital assets to be nil.  In connection with the 75% reduction in the Company’s employee headcount and limited financial resources, the Company had decided to list idle laboratory equipment for sale as they are no longer required by the business.  During the second quarter ended June 30, 2009, the Company received $24 from the sale of a portion of these assets.  Management determined the carrying values to be nil after not recording any other sale of these assets during 2009. Accordingly, the Company recorded a $101 loss on impairment of assets for the year ended December 31, 2009.

4.	Leasehold Improvements

On August 31, 2005, the Company entered into agreements to lease a new office and laboratory facility (“Maplewood Facility”) and sublease the Company’s existing facility (“Englert Facility”) on similar terms as in the original lease.  As an incentive to enter into the Maplewood Facility lease, the Company received free rent and capital inducements.  The Company only paid half rent for the Maplewood Facility over the first 24 months of the 84-month lease term and received additional inducements in the form of furniture, equipment and leasehold improvements.  In September 2009, the Company terminated the Maplewood lease relating to the Company’s primary office facility in Research Triangle Park for approximately $175,000.

Management has performed an impairment analysis ASC Topic 360, ―Property, Plant and Equipment‖ (previously SFAS No. 144) and has determined that the leasehold improvements, consisting primarily of equipment and leasehold improvements, were impaired at December 31, 2009.  At December 31, 2009, the Company determined the fair value of these leasehold improvements to be nil.  Accordingly, the Company recorded a $285 loss on impairment in Consolidated Statement of Operations for the year ended December 31, 2009.

The Company had recorded rent expense by charging the total rental payments plus the value of the capital inducements received against earnings on a straight-line basis over the 84-month term of the lease, which expires on August 31, 2012.

5.	Shareholders’ Equity

Authorized capital stock

The Company’s authorized capital stock consists of an unlimited number of shares of no par common stock.

Equity financings

On June 5, 2001, the Company completed an IPO issuing 1,333 shares of common stock at a price of CAD$7.50 per share.  Net proceeds of this offering credited to common stock amounted to $5,727 after deducting the underwriting fee of $501 and expenses of $354.  As additional compensation in connection with the offering, the Company granted the underwriters non-assignable support options representing ten percent of the offered shares.  Each support option entitled the holder to purchase one share of common stock on or before June 5, 2003 at CAD$7.50.  The Company also granted the underwriters an option (“Over-allotment Option”) to purchase up to 200 shares of common stock at the offering price for a period ending 30 days from the close of the offering.  On July 5, 2001, the Over-allotment Option expired unexercised.

Adherex Technologies Inc.
(a development stage company)
Notes to Consolidated Statements (continued)

On December 19, 2003, the Company completed a private placement of equity securities totaling $16,095, comprised of (i) $15,050 for 11,522 units, at a price of CAD$1.75 per unit, comprised of an aggregate of 11,522 shares of common stock and warrants to acquire 5,761 shares of common stock of Adherex with an exercise price of CAD$2.15 per share which expired unexercised on December 19, 2008, and (ii) $1,045 for 800 Series 1 Preferred Shares and warrants to purchase 400 Series 1 Preferred Shares of 2037357 Ontario Inc.  The $5,777 estimated fair value of the warrants has been allocated to additional paid-in capital and the balance of $8,053 has been credited to common stock.  The non-redeemable Series 1 Preferred Shares of 2037357 Ontario Inc. (“Preferred Shares”) were exchangeable into 800 shares of common stock of Adherex.  Upon such an exchange, all of the then outstanding warrants to purchase the Preferred Shares would be exchanged for an equal number of warrants to purchase Adherex common stock, which would have an exercise price of CAD$2.15 per share and expire on December 19, 2008.  The $1,045 was to be spent on specific research and development projects in Ontario, Canada as designated by Adherex.  Adherex could compel the exchange of the Preferred Shares into common stock and warrants for common stock of Adherex at any time after January 3, 2005.  The Company also issued broker warrants to purchase 1,226 shares of common stock exercisable at a price of CAD$2.15 per share.

2037357 Ontario Inc. has been accounted for in accordance with the substance of the transaction.  The $1,045 has been recorded as non-redeemable Preferred Shares and the amounts expended were recorded as expenses in the relevant periods.  On June 14, 2004, the preferred shares and warrants were exchanged for 800 shares of Adherex common stock and warrants to purchase 400 shares of Adherex common stock, all of which expired on December 19, 2008.  In June 2004, 2037357 Ontario Inc. became a wholly owned subsidiary of the Company and was amalgamated with Adherex Technologies Inc.  The investment has been split between the estimated fair value of the warrants of $363, which has been included in additional paid-in capital, and the remainder of $660, which has been recorded in common stock.

On May 20, 2004, the Company completed equity financings with total gross proceeds of $9,029 less $555 of issuance costs.  The Company issued 4,669 units at a purchase price of CAD$2.65 per unit with each unit consisting of one share of common stock and one-half of a common stock purchase warrant.  Each whole warrant entitled the holder to acquire one additional share of common stock at an exercise price of CAD$3.50, all of which expired unexercised on May 19, 2007.  The $2,118 value of the warrants has been allocated to additional paid-in capital and the balance of $6,356 has been credited to common stock.

On July 20, 2005, the Company completed a private placement of equity securities for gross proceeds of $8,510 for 6,079 units at a price of $1.40 per unit, providing net proceeds of $8,134 after deducting broker fees and other expenses of $376.  Each unit consisted of one common share and 0.30 of a common share purchase warrant.  The private placement comprised an aggregate of 6,079 shares of common stock, along with 1,824 investor warrants and 57 broker warrants to acquire additional shares of Adherex common stock.  Each whole investor warrant entitled the holder to acquire one additional share of common stock of Adherex at an exercise price of $1.75 per share for a period of three years and each whole broker warrant entitled the holder to acquire one share of Adherex common stock at an exercise price of $1.75 for a period of two years, all of which expired unexercised on July 20, 2007 and 2008, respectively.  The warrants, with a value of $1,074 based on the Black-Scholes option pricing model, have been allocated to additional paid-in capital and the remaining balance of $7,060 has been credited to common stock.

Adherex Technologies Inc.
(a development stage company)
Notes to Consolidated Statements (continued)

On May 8, 2006, the Company completed a private placement of equity securities for gross proceeds of $6,512 for 7,753 units at a price of $0.84 per unit providing net proceeds of $6,040 after deducting broker fees and certain other expenses.  Each unit consisted of one common share and 0.30 of a common share purchase warrant.  The private placement comprised an aggregate of 7,753 shares of common stock, along with 2,326 investor warrants and 465 broker warrants to acquire additional shares of Adherex common stock.  Each whole investor warrant entitled the holder to acquire one additional share of Adherex common stock at an exercise price of $0.97 per share for a period of four years.  Each whole broker warrant entitles the holder to acquire one share of Adherex common stock at an exercise price of $0.97 per share for a period of two years, all of which expired unexercised on May 7, 2008.  The warrants, with a value of $822 based on the Black-Scholes option pricing model, have been allocated to additional paid-in capital and the remaining balance of $5,218 has been credited to common stock.

On February 21, 2007, the Company completed the sale of equity securities providing gross proceeds of $25,000 for 75,759 units at a price of $0.33 per unit providing net proceeds of $23,221 after deducting broker fees and other expenses.  Each unit consisted of one common share and one-half of a common share purchase warrant.  The offering comprised an aggregate of 75,759 shares of common stock, 37,879 investor warrants and 6,618 broker warrants to acquire additional shares of Adherex common stock.  Each whole investor warrant entitled the holder to acquire one additional share of Adherex common stock at an exercise price of $0.40 per share for a period of three years.  Each whole broker warrant entitles the holder to acquire one additional unit at an exercise price of $0.33 per unit for a period of two years, the unexercised portion of which expired on February 21, 2009.  The warrants, with a value of $5,379 based on the Black-Scholes option pricing model, have been allocated to additional paid-in-capital and the remaining balance of $17,842 has been included in common stock.

During the second quarter of fiscal 2007, the Company received gross proceeds of $694 related to the exercise of warrants and issued 2,086 shares of common stock and 1,000 additional investor warrants, which entitle the holder to acquire one additional share of Adherex common stock at an exercise price of $0.40 per share and which expire on February 21, 2010.  The warrants exercised during the period included 86 investor warrants with an exercise price of $0.40 per share and 2,000 broker warrants with an exercise price of $0.33 per unit.  The warrants, with a value of $131 based on the Black-Scholes option pricing model, have been allocated to additional paid-in capital and the remaining balance of $563 has been included in common stock.

Special warrants

From May 2000 through November 2000, the Company issued special warrants.  Each special warrant was sold for CAD$25.00 and entitled the holder thereof to acquire, for no additional consideration, four shares of common stock of the Company.  The special warrants also included a price protection adjustment determined by dividing CAD$32.50 by the initial public offering (“IPO”) price of CAD$7.50.

During the year ended June 30, 2000, 16 of 126 special warrants were issued, with the balance of 110 issued in the year ended June 30, 2001.  Upon completion of the IPO, on June 5, 2001, these special warrants were converted to 547 shares of common stock, which included 42 shares of common stock issued under the price protection adjustment.

Special A warrants

During October 2000, the Company issued Series A special warrants.  Each Series A special warrant was sold at CAD$6.25 and entitled the holder to acquire, for no additional consideration, one share of common stock of the Company.  The Series A special warrants also included a price protection adjustment determined by dividing CAD$8.125 by the IPO price.

Upon completion of the IPO on June 5, 2001, these Series A special warrants were converted to 1,248 shares of common stock, which included 96 shares of common stock issued under the price protection adjustment.

In addition, each Series A special warrant included a share purchase warrant entitling the holder to purchase an additional share of common stock at the IPO price, which was also subject to the price protection adjustment, so that 1,248 additional common stock could have been sold at the IPO price.  These share purchase warrants expired unexercised on September 3, 2001.

Equity rights

On September 28, 1999, University Medical Discoveries Inc. (“UMDI”) invested $171 for equity of the Company.  The form of this equity was to be the same as the first class of securities to raise greater than $683 subsequent to the date of the investment.  The date of conversion was dependent on certain milestones being met under a specific research project.  On August 24, 2000, the Company and UMDI agreed to convert UMDI’s $171 investment into 62 shares of common stock of the Company.

Adherex Technologies Inc.
(a development stage company)
Notes to Consolidated Statements (continued)

Triathlon settlement

During fiscal 2000, other advances totaling $175 were settled by the issuance to Triathlon Limited of 280 shares of common stock of the Company.  The number of shares issued was determined with reference to the fair value at the time the advances were made.

Shire BioChem Inc. agreement

On August 17, 2000, the Company entered into a subscription agreement and a license agreement with Shire BioChem Inc.  (“BioChem”).  Under the subscription agreement, BioChem purchased 88 shares of common stock of the Company for $341.  Pursuant to a price protection clause in the agreement, an additional eight shares of common stock were issued on completion of the Company’s IPO on June 5, 2001.

Acquisitions

On November 20, 2002, the Company issued 8,032 shares of commons stock to acquire all of the issued and outstanding securities of Oxiquant, a holding company which held certain intellectual property rights, including rights to sodium thiosulfate.

In connection with the acquisition of the intellectual property of Oxiquant in November 2002, the Company issued 461 warrants with an exercise price of CAD$3.585 that expired unexercised on May 20, 2007 and 170 introduction warrants with an exercise price of CAD$2.05 that expired unexercised on November 20, 2007.

As a prerequisite of the Oxiquant transaction, Adherex licensed all of its Cadherin-related intellectual property for non-cancer applications and transferred $158 in cash to Cadherin Biomedical Inc. or CBI, a wholly-owned subsidiary of Adherex at the time, in return for Class A Preferred Shares of CBI.  These CBI Class A Preferred Shares were then distributed to all of the Adherex shareholders of record by way of special dividend, effecting a “spin out” of CBI and the non-cancer assets from Adherex.

In order to effect such a distribution under Section 42 of the Canada Business Corporations Act (“CBCA”), the Company was legally required to reduce its stated capital so that the aggregate amount of its liabilities and stated capital did not exceed the realizable value of Adherex’s assets.  Management determined that the stated capital needed to be reduced by $9,489, in order to comply with the requirements of Section 42 of the CBCA. The Company decreased common stock and increased additional paid-in capital by $9,489.

In February 2004, the Company and CBI became involved in litigation.  On December 3, 2004, the Company and CBI settled the litigation and the Company agreed to acquire all of the issued and outstanding shares of CBI and reacquire the non-cancer rights to the cadherin-based intellectual property.  As part of the agreement, the Company issued 644 common shares valued at $1,252, net of transaction costs.

Convertible note warrants

On June 23, 2003, the Company issued senior secured convertible notes with a face value totaling $2,219.  These notes were convertible into common stock and warrants to acquire common stock of the Company upon completion of an equity fund raising round.  Investors also received warrants to purchase an aggregate of 345 shares of common stock of the Company with an exercise price of CAD$2.75 per share that expired unexercised on June 23, 2007.  The notes bore interest at an annual rate of eight percent compounded semi-annually, and matured one year from issue but were renewable for one additional year at the option of the Company.  In connection with this issuance, the Company issued broker warrants to purchase 101 shares of common stock exercisable at a price of CAD$2.35 per share which expired unexercised on June 23, 2005.  As an inducement to consent to the issuance of the December 2003 convertible notes, the exercise price of these warrants was changed from CAD$2.75 per share to CAD$2.05 per share on December 3, 2003.

On December 3, 2003, the Company issued additional senior secured convertible notes with a face value totaling CAD$1,458.  These notes were convertible into common stock and warrants to acquire common stock of the Company upon completion of an equity fund raising round.  Also, investors received warrants for 271 shares of common stock exercisable at a price of CAD$2.15 per share which expired unexercised on December 3, 2007.  The notes bore interest at an annual rate of eight percent compounded semi-annually, and matured one year from issue but were renewable for one additional year at the option of the Company.  The Company also issued broker warrants to purchase 94 shares of common stock exercisable at a price of CAD$2.15 per share which expired unexercised on December 3, 2005.

On December 19, 2003, the Company completed an equity financing resulting in the conversion of the June and the December notes into 2,813 shares of common stock with a carrying value of $1,785 credited to common stock.   In addition, the Company issued 1,407 warrants to purchase common stock with an exercise price of CAD$2.15 per share which expired unexercised on December 19, 2008.

Adherex Technologies Inc.
(a development stage company)
Notes to Consolidated Statements (continued)

Warrants to Purchase Common Stock

At December 31, 2009, the Company had the following warrants to purchase common stock outstanding priced in U.S. dollars with a weighted average exercise price of $0.43 and a weighted average remaining life of 0.16 years:

Warrant Description	Number Outstanding at December 31, 2009	Exercise Price In U.S. Dollars	Expiration Date
Investor warrants	38,793	$0.40	February 20, 2010
Investor warrants	2,326	$0.97	May 7, 2010
	41,119

The 38,793 warrants with an exercise price of $0.40 expired on February 20, 2010.

Stock options

The Compensation Committee of the Board of Directors administers the Company’s stock option plan.  The Compensation Committee designates eligible participants to be included under the plan and approves the number of options to be granted from time to time under the plan.  A maximum of 20,000 options, not including the 700 options issued to the Chief Executive Officer and specifically approved by the shareholders, are authorized for issuance under the plan.  The option exercise price for all options issued under the plan is based on the fair value of the underlying shares on the date of grant.  All options vest within three years or less and are exercisable for a period of seven years from the date of grant.  The stock option plan, as amended, allows the issuance of Canadian and U.S. dollar grants.  A summary of the stock option transactions, for both the Canadian and U.S. dollar grants, through the year ended December 31, 2009 is below.

The following options granted under the stock option plan are exercisable in Canadian dollars:

		Exercise Price in Canadian Dollars
	Number of Options	Range	Weighted- average
Outstanding at December 31, 2007	2,939	$1.65 - 3.25	$2.18
Granted	-	-	-
Exercised	-	-	-
Cancelled	(166)	1.65 - 3.25	1.99
Outstanding at December 31, 2008	2,773	1.65 - 3.25	2.19
Granted	-	-	-
Exercised	-	-	-
Cancelled	(150)	1.65 - 3.25	1.99
Outstanding at December 31, 2009	2,623	$1.65 - 3.25	$2.19

	Options Outstanding			Options Exercisable
Range of Exercise Price in Canadian Dollars	Number Outstanding at December 31, 2009	Weighted- average Exercise Price in Canadian Dollars	Weighted-average Remaining Contractual Life (years)	Number Outstanding at December 31, 2009	Weighted-average Exercise Price	Weighted- average Remaining Contractual Life (years)
$1.63 - $1.75	848	$1.66	0.19	848	$1.66	0.19
$1.76 - $2.00	191	1.98	1.92	191	1.98	1.92
$2.01 - $2.25	956	2.25	1.01	956	2.25	1.01
$2.26 - $3.00	526	2.80	1.36	526	2.80	1.36
$3.01 - $3.25	101	3.25	1.16	101	3.25	1.16
	2,623	$2.19	1.15	2,623	$2.19	1.15

The following options granted under the stock option plan are exercisable in U.S. dollars:

		Exercise Price in U.S. Dollars
	Number of Options	Range	Weighted- average
Outstanding at December 31, 2007	12,724	$0.28 - 1.35	$0.58
Granted	3,318	0.10 - 0.38	0.37
Exercised	-	-	-
Cancelled	(409)	0.28 - 1.20	0.50
Outstanding at December 31, 2008	15,633	0.10 - 1.35	0.54
Granted	200	0.06	0.06
Exercised	-	-	-
Cancelled	(2,632)	0.28 - 1.20	0.50
Outstanding at December 31, 2009	13,201	$0.10 - 1.35	$0.55

	Options Outstanding			Options Exercisable
Range of Exercise Price in U.S. Dollars	Number Outstanding at December 31, 2009	Weighted- average Exercise Price	Weighted-average Remaining Contractual Life (years)	Number Outstanding at December 31, 2009	Weighted- average Exercise Price	Weighted- average Remaining Contractual Life (years)
$0.05 - $0.30	2,705	$0.26	4.02	2,683	$0.26	4.00
$0.31 - $0.50	2,873	0.38	3.22	2,862	0.38	3.21
$0.51 - $0.75	6,368	0.63	3.21	6,235	0.63	3.18
$0.76 - $1.35	1,255	1.17	2.41	1,235	1.16	2.41
	13,201	$0.55	3.35	13,014	$0.55	3.32

Stock compensation expense for the fiscal years ended December 31, 2009, 2008 and 2007 was $365, $2,505 and $2,322, respectively.  The weighted average fair value per share of options granted during the fiscal years ended December 31, 2009, 2008 and 2007 was $0.06, $0.29 and $0.43, respectively.  There was no intrinsic value in stock options outstanding at December 31, 2009.

The fair values of options granted in fiscal years ended December 31, 2008, 2007 and 2006 were estimated on the date the options were granted based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Expected dividend	0%	0%	0%
Risk-free interest rate	3.00%	3.16%	4.58%
Expected volatility	85.6%	85.6%	77.7%
Expected life	7 years	7 years	7 years

The Company uses the historical volatility and adjusts for available relevant market information pertaining to the Company’s share price.

6.	Research and Development

Investment tax credits earned as a result of qualifying research and development expenditures and government grants have been applied to reduce research and development expenses as follows:

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Cumulative From September 3, 1996 to December 31,
	2009	2007	2006	2009
Research and development	$2,113	$10,366	$10,912	$66,182
Investment tax credits	-	-	-	(1,632)
National Research Council grants	-	-	-	(197)
	$2,113	$10,366	$10,912	$64,353

7.	Capital and Operating Lease Commitments

The Company has entered into operating lease agreements for the office and laboratory facilities located in the United States.  As of December 31, 2009, the minimum cash payments per the lease agreements are as follows:

Year Ending	Amount
December 31, 2010	$100
December 31, 2011	-
December 31, 2012	-
December 31, 2013 and thereafter	-
Total minimum rent payments	$100

The table above includes a lease agreement for the Englert Facility which has been subleased to a third party until September 30, 2010.  Under the terms of the operating lease for the facilities, the Company financed $80 of leasehold improvements through the building’s owner.  The amount is being financed over the term of the lease which expires in September 2010 and bears an annual interest rate of six percent.  This obligation was assumed by the sublessee when the Company subleased the facility to a third party; however, should the sublessee default, the Company would become liable and assume all obligations included in the Englert Facility lease agreement. The Company has recorded $7 as a long term liability on the balance sheet related to the security deposit recoverable by sublessee from the Company.

Rental payments on operating leases are summarized in the table below:

Year Ending	Rent Amount	Interest
December 31, 2009	$477	$-
December 21, 2008	464	-
December 31, 2007	327	-

8.	Commitments and Contingencies

Oregon Health & Science University agreement

The Company has an exclusive license agreement with Oregon Health & Science University (“OHSU”) for exclusive worldwide license rights to intellectual property directed to thiol-based compounds, including STS and their use in oncology.  OHSU will receive certain milestone payments, a 2.5 percent royalty on net sales for licensed products and a 15 percent royalty on any consideration received from sublicensing of the licensed technology.  Milestone payment fees payable to OHSU include: $50 upon completion of Phase I clinical trials; $200 upon completion of Phase II clinical trials; $500 upon completion of Phase III clinical trials; and $250 upon first commercial sale for any licensed product.  To date, no milestone payments have been accrued or paid.

GlaxoSmithKline

On July 14, 2005, the Company entered into a development and license agreement with GlaxoSmithKline (“GSK”).  The agreement included the in-license by Adherex of GSK’s oncology product, eniluracil, and an option for GSK to license ADH-1.  As part of the transaction, GSK invested $3,000 in the Company's common stock.  On October 11, 2006, the GSK option to license ADH-1 expired unexercised.  Under the terms of the agreement relating to eniluracil, Adherex received an exclusive license to develop eniluracil for all indications and GSK retained options to buy-back and assume development of the compound at various points in time.  On March 1, 2007, the GSK agreement was amended and the Company purchased all of GSK’s remaining buy-back options for a fee of $1,000.  The Company is now required to pay GSK development and sales milestones and double-digit royalties.  Specifically, if the Company files a New Drug Application (“NDA”) with the Food and Drug Administration (“FDA”), the Company may be required to pay development milestones of $5,000 to GSK.  Depending upon whether the NDA is approved by the FDA and whether eniluracil becomes a commercial success, the Company may be required to pay up to an additional $70,000 in development and sales milestones for the initially approved indication, plus 14-16% royalties based on annual net sales.  If the Company pursues other indications, it may be required to pay up to an additional $15,000 to GSK per FDA-approved indication.

McGill Agreement

On February 26, 2001, the Company entered into a general collaboration agreement with McGill that grants the Company a 27-year exclusive, worldwide license to develop, use and market certain cell adhesion technology and compounds.  The license agreement provides for the Company to pay future royalties of two percent of gross revenues from the use of the technology and compounds.  The agreement also provided for the Company to make payments as follows:

•
CAD$100 if the Company has not filed an investigational new drug (“IND”) application, or similar application with Canadian, US, European or a recognized agency, relating to the licensed product prior to September 23, 2002.  On August 1, 2002, McGill acknowledged that work completed on the clinical development of ADH-1 was sufficient to meet the requirements of the September 23, 2002 milestone and thus no payment was required.

•
CAD$100 if the Company has not commenced Phase II clinical trials in a recognized jurisdiction on any licensed product prior to September 23, 2004.  On September 20, 2004, McGill acknowledged that the Company had met obligations with respect to the September 23, 2004 milestone and thus no payment was required.

•	CAD$200 if the Company has not commenced Phase III clinical trials in a recognized jurisdiction on any licensed product prior to September 23, 2006, which was paid in fiscal year 2007.

In addition, the Company is required to fund mutually agreed upon research at McGill over a period of ten years totaling CAD$3,300.  Annual funding commenced in 2001 with a total payment of CAD$200 and increases annually by 10 percent through to the tenth year of the agreement when annual funding reaches CAD$500.  The additional research commitment can be deferred in any year if it exceeds five percent of the Company’s cash and cash equivalents and at December 31, 2009, there have been no deferrals with respect to this provision.  The Company receives certain intellectual property rights resulting from this research.

The agreement with McGill was terminated on November 19, 2009.

9.	Income Taxes

The Company operates in several tax jurisdictions.  Its income is subject to varying rates of tax and losses incurred in one jurisdiction cannot be used to offset income taxes payable in another.  A reconciliation of the combined Canadian federal and provincial income tax rate with the Company’s effective tax rate is as follows:

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2009	2008	2007
Domestic loss	(1,804)	$(9,432)	$(9,104)
Foreign loss	(1,208)	(4,168)	(4,253)
Loss before income taxes	(3,012)	(13,600)	(13,357)

Expected statutory rate (recovery)	30.9%	30.90%	32.02%
Expected provision for (recovery of) income tax	(931)	(4,203)	(4,277)
Permanent differences	113	779	746
Change in valuation allowance	(3,290)	3,171	3,813
Non-refundable investment tax credits	(573)	(22)	(22)
Share issue costs and effect of change of carryforwards	-	(90)	(352)
Effect of foreign exchange rate differences	(876)	(143)	(637)
Expiry of loss	1,111	-	-
Effect of change in future enacted tax rates	-	886	916
Effect of tax rate changes and other	4,446	(378)	(187)
Provision for income taxes	$-	$-	$-

The Canadian statutory come tax rate of 30.9 percent is comprised of federal income tax at approximately 19 percent and provincial income tax at approximately 11.8 percent.

The primary temporary differences which gave rise to future income taxes (recovery) at December 31, 2009, December 31, 2008 and December 31, 2007 are as follows:

	December 31, 2009	December 31, 2008	December 31, 2007
Future tax assets:
SR&ED expenditures	2,117	$2,062	$1,931
Income tax loss carryforwards	17,651	21,307	19,243
Non-refundable investment tax credits	1,633	1,116	1,090
Share issue costs	187	298	425
Accrued expenses	27	137	153
Fixed and intangible assets	832	818	1,058
Harmonization credit	287	-	-
	22,448	25,738	23,900
Less: valuation allowance	(22,448)	(25,738)	(23,900)
Net future tax assets	$-	$-	$-

There are no current income taxes owed, nor are any income taxes expected to be owed in the near term.

At December 31, 2009 the Company has unclaimed Scientific Research and Experimental Development ("SR&ED") expenditures, income tax loss carry forwards and non-refundable investment tax credits.  The unclaimed amounts and their expiry dates are as listed below:
	Federal	Province/ State
SR&ED expenditures (no expiry)	$7,872	$1,580
Income tax loss carryforwards (expiry date):
2014	5,786	6,537
2015	10,928	11,680
2021	26	-
2022	233	-
2023	133	-
2024	1,536	1,455
2025	4,795	4,768
2026	19,982	19,970
2027	8,136	8,128
2028	10,509	10,492
2029	3,553	3,552

Investment tax credits (expiry date):
2018	9	-
2019	7	-
2020	91	-
2021	52	-
2022	521	-
2023	379	-
2024	169	-
2025	189	-
2026	82	-
2027	86	-
2028	47	-
2029	-	-

Adherex Technologies Inc.
(a development stage company)
Unaudited Interim Condensed Consolidated Balance Sheets
(U.S. Dollars and shares in thousands, except per share amounts)

	June 30, 2010	December 31, 2009

Assets

Current assets:
Cash and cash equivalents	$7,152	$685
Accounts receivable	-	69
Prepaid expense	-	75
Other current assets	4	4
Total current assets	7,156	833

Total assets	$7,156	$833

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable	$295	$318
Accrued liabilities	75	70
Other current liabilities	-	32
Total current liabilities	370	420

Other long-term liabilities	-	7
Derivative warrant liability	7,262	-
Total liabilities	7,632	427

Commitments and contingencies

Stockholders' equity:
Common stock, no par value; unlimited shares authorized; 368,293 and 128,227 shares issued and outstanding at June 30, 2010 and December 31, 2009, respectively	64,929	64,929
Additional paid-in capital	37,278	35,225
Deficit accumulated during development stage	(103,926)	(100,991)
Accumulated other comprehensive income	1,243	1,243
Total stockholders’ equity (deficiency)	(476)	406
Total liabilities and stockholders’ equity	$7,156	$833

(The accompanying notes are an integral part of these interim consolidated financial statements)

Adherex Technologies Inc.
(a development stage company)
Unaudited Interim Condensed Consolidated Statements of Operations
(U.S. Dollars and shares in thousands, except per share amounts)

	Three Months Ended		Six Months Ended		Cumulative From September 3, 1996 to
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009	June 30, 2010

Revenue	$-	$-	$-	$-	$-

Operating expenses:
Research and development	146	650	309	1,929	65,199
Impairment of Capital Assets	-	-	-	-	386
Gain on Deferred lease inducements	-	-	-	-	(497)
Acquired in-process Research and Developmenet	-	-	-	-	13,094
Unrealized gain (loss) on derivative	(72)	-	(72)	-	(72)
General and administrative	2,359	311	2,563	984	27,272
Total operating expenses	2,577	961	2,943	2,913	105,454

Loss from operations	(2, 577)	(961)	(2,943)	(2,913)	(105,526)

Other income (expense):
Settlement of Cadherin litigation	-	-	-	-	(1,283)
Interest expense	-	-	-	-	(19)
Gain (loss) on impairment of asset held for sale	-	22	-	(318)	255
Interest income	8	1	8	47	2,805
Total other income (expense), net	8	23	8	(271)	1,758

Net loss and total comprehensive loss	$(2,569)	$(938)	$(2,935)	$(3,184)	$(103,768)

Basic and diluted net loss per common share	$(0.01)	$(0.01)	$(0.01)	$(0.02)

Weighted-average common shares used in computing basic and diluted net loss per common share	288,271	128,227	208,249	128,227

(The accompanying notes are an integral part of these interim condensed consolidated financial statements)

Adherex Technologies Inc.
(a development stage company)
Unaudited Interim Condensed Consolidated Statements of Cash Flows
(U.S. Dollars and shares in thousands, except per share amounts)

	Three Months Ended		Six Months Ended		Cumulative From September 3,
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009	1996 to June 30, 2010

Cash flows from (used in):
Operating activities:
Net loss	$(2,569)	$(938)	$(2,935)	$(3,184)	$(103,768)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	-	-	-	-	1,404
Non-cash Cadherin Biomedical Inc. litigation	-	-	-	-	1,187
Unrealized gain (loss) on warrant derivative	72	-	72	-	72
Amortization of deferred lease inducements	-	-	-	(24)	(412)
Unrealized foreign exchange loss	-	-	-	-	9
Loss on impairment of capital assets	-	(11)	-	329	386
Non-cash severance	-	-	-	-	168
Stock-based compensation - consultants	-	5	-	10	722
Stock-based compensation - employees	2,054	227	2,054	523	9,580
Acquired in-process research and development	-	-	-	-	13,094
Changes in operating assets and liabilities	57	(790)	86	(1,487)	(54)
Net cash used in operating activities	(386)	(1,507)	(723)	(3,833)	(77,612)

Investing activities:
Purchase of capital assets	-	-	-	-	(1,440)
Disposal of capital assets	-	-	-	-	115
Proceeds from sale of assets	-	-	-	24	24
Release of restricted cash	-	-	-	-	190
Restricted cash	-	-	-	-	(209)
Purchase of short-term investments	-	-	-	-	(22,148)
Redemption of short-term investments	-	-	-	-	22,791
Investment in Cadherin Biomedical Inc.	-	-	-	-	(166)
Acquired intellectual property rights	-	-	-	-	(640)
Net cash used in investing activities	-	-	-	24	(1,483)

Financing activities:
Conversion of long-term debt to equity	-	-	-	-	68
Long-term debt repayment	-	-	-	-	(65)
Capital lease repayments	-	-	-	-	(8)
Issuance of units, net of issue costs	7,190	-	7,190	-	83,877
Registration expense	-	-	-	-	(465)
Proceeds from convertible note	-	-	-	-	3,017
Other liability repayments	-	-	-	-	(87)
Financing expenses	-	-	-	-	(544)
Security deposits received	-	-	-	-	35
Proceeds from exercise of stock options	-	-	-	-	51
Net cash provided in financing activities	7,190	-	7,190	-	85,879

Effect of exchange rate on cash and cash equivalents	-	-	-	-	368
Increase (decrease) in cash and cash equivalents	6,804	(1,507)	6,467	(3,809)	7,152
Cash and cash equivalents - Beginning of period	348	3,047	685	5,349	-
Cash and cash equivalents - End of period	$7,152	$1,540	$7,152	$1,540	$7,152

(The accompanying notes are an integral part of these interim condensed consolidated financial statements)

Adherex Technologies Inc.
(a development stage company)
Notes to Unaudited Interim Condensed Consolidated Statements
1.      Going Concern

Adherex Technologies Inc. (“Adherex”), together with its wholly owned subsidiaries Oxiquant, Inc. (“Oxiquant”) and Adherex, Inc., both Delaware corporations, and Cadherin Biomedical Inc. (“CBI”), a Canadian corporation, collectively referred to herein as the “Company,” is a development stage biopharmaceutical company focused on cancer therapeutics.

These unaudited interim consolidated financial statements have been prepared using generally accepted accounting principles (“GAAP”) in the United States.  The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

During the three months ended June 30, 2010, the Company incurred a net loss of $2,569,000.  At June 30, 2010, it had an accumulated deficit of $103,926,000 and had experienced negative cash flows from operations since inception in the amount of $77,612,000.  These circumstances lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the use of accounting principles applicable to a going concern may not be appropriate. The Company will need to obtain additional funding in the future in order to finance our business strategy, operations and growth.  If we fail to arrange for sufficient capital on a timely basis, we may be required to curtail our business activities until we can obtain adequate financing.

These financial statements do not reflect the potentially material adjustments in the carrying values of assets and liabilities, the reported expenses, and the balance sheet classifications used, that would be necessary if the going concern assumption were not appropriate.

2.	Significant Accounting Policies

Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP and are the responsibility of the Company’s management.  These financial statements do not include all of the information and notes required by U.S. GAAP for complete financial statements.  Accordingly, these unaudited interim condensed consolidated financial statements should be read in conjunction with the Company's audited financial statements and notes filed with the Securities and Exchange Commission (“SEC”) in the Company's Annual Report on Form 10-K for the year ended December 31, 2009.  Except as set out below, the Company's accounting policies are consistent with those presented in the audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009.  These unaudited interim condensed consolidated financial statements have been prepared in U.S. dollars.

Adherex Technologies Inc.
(a development stage company)
Notes to Unaudited Interim Condensed Consolidated Statements

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in these interim condensed consolidated financial statements.  Actual results could differ from these estimates.  In the opinion of management, these unaudited interim consolidated financial statements include all normal and recurring adjustments, considered necessary for the fair presentation of the Company’s financial position at June 30, 2010, and to state fairly the results for the periods presented.

Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities at the date of purchase of three months or less.

The Company places its cash and cash equivalents in investments held by financial institutions in accordance with its investment policy designed to protect the principal investment.  At June 30, 2010, the Company had $6,000,000 in money market investments, which typically have minimal risk, and $1,152,000 in cash.  The financial markets have been volatile resulting in concerns regarding the recoverability of money market investments.  The Company did not experience any loss or write down of its money market investments for the six-month period ended June 30, 2010 and 2009, respectively.

3.	Recent Accounting Pronouncements

In January 2010, an update was made to the Fair Value Measurements and Disclosures topic of the FASB codification that requires new disclosures for fair value measurements and provides clarification for existing disclosure requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers into and out of Level 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances, and settlements to be presented separately on a gross basis in the reconciliation of Level 3 fair value measurements. This update is effective for fiscal years beginning after December 15, 2009 except for Level 3 reconciliation disclosures which are effective for fiscal years beginning after December 15, 2010. The Company does not expect the adoption of the guidance to have an impact on the Company’s consolidated financial position and results of operations.

4.	Derivative Instruments

Effective January 1, 2009, the Company adopted ASC Topic 815-40, "Derivatives and Hedging" (ASC 815-40). One of the conclusions reached under ASC 815-40 was that an equity-linked financial instrument would not be considered indexed to the entity's own stock if the strike price is denominated in a currency other than the issuer's functional currency.  The conclusion reached under ASC 815-40 clarified the accounting treatment for these and certain other financial instruments.  ASC 815-40 specifies that a contract would not be treated as a derivative if it met the following conditions: (a) indexed to the Company's own stock; and (b) classified in shareholders' equity in the Company's statement of financial position.  The Company's outstanding warrants denominated in Canadian dollars are not considered to be indexed to its own stock because the exercise price is denominated in Canadian dollars and the Company's functional currency is United States dollars. Therefore, these warrants have been treated as derivative financial instruments and recorded at their fair value as a liability.  All other outstanding convertible instruments are considered to be indexed to the Company's stock, because their exercise price is denominated in the same currency as the Company's functional currency, and are included in shareholders' equity.

The Company's only derivative instruments are 240,066,664 warrants, the exercise price for which are denominated in a currency other than the Company's functional currency, as follows:

•	240,066,664 warrants exercisable at CAD$0.08 that expire on April 30, 2015

These warrants have been recorded at their fair value at issuance and will continue to be recorded at fair value at each subsequent balance sheet date. Any change in value between reporting periods will be recorded as other income (expense).  These warrants will continue to be reported as a liability until such time as they are exercised or expire. The fair value of these warrants is estimated using the Black-Scholes Merton option-pricing model.

As of June 30, 2010, the fair value of these warrants was determined to be $7,262,000; accordingly the Company recorded an unrealized loss of $72,000 in other income (expense) on the condensed consolidated statements of operations for both the three and six months ended June 30, 2010, respectively, related to the change in the fair value of those warrants. There is no cash flow impact for these derivatives until the warrants are exercised.  If these warrants are exercised, the Company will receive the proceeds from the exercise at the current exchange rate at the time of exercise.

5.	Stockholders' Equity

Warrants to purchase common stock

At June 30, 2010, the Company had the following warrants outstanding to purchase common stock priced in Canadian dollars with a weighted average exercise price of $0.08 and a weighted average remaining life of 4.8 years:

Warrants in thousands

Warrant Description	Warrants Outstanding at June 30, 2010 (in thousands)	Exercise Price In CAD Dollars	Expiration Date
Investor warrants (1)	240,066	$0.08	April 30, 2015

(1) On April 30, 2010, the Company announced that it had completed a first closing of a  non-brokered private placement (“Private Placement”) of 240,066,664 units, at a price of $0.03 per unit for net proceeds of $7,190,000.  Each unit shall consist of one common share and one common share purchase warrant (a “Warrant”).  Each Warrant will entitle the holder thereof to purchase one common share of the Company at a purchase price of CAD$0.08 per share for a period of five years from the issue date.

Stock option plan

The Compensation Committee of the Board of Directors administers the Company's stock option plan.  The Compensation Committee designates eligible participants to be included under the plan and approves the number of options to be granted from time to time under the plan.

On June 24, 2010, at the Company’s annual meeting, shareholders approved an amendment to the Company’s Stock Option Plan (the “Plan Maximum Amendment”). The Plan Maximum Amendment relates to changing the maximum number of shares of common stock issuable under the Stock Option Plan from a fixed number of 20,000,000 to the number of shares that represent twenty five percent (25%) of the total number of all issued and outstanding shares of common stock from time to time.  Under the current shares outstanding a maximum of 92,073,363 options are authorized for issuance under the plan.  The option exercise price for all options issued under the plan is based on the fair value of the underlying shares on the date of grant.  The stock option plan, as amended, allows the issuance of U.S. and Canadian dollar denominated grants.

Pursuant to employment agreements dated May 3, 2010 between the Company and each of Robert Andrade, Rosty Raykov and Thomas Spector (collectively Messrs. Andrade, Raykov and Spector) and conditioned upon the approval of the amended Stock Option Plan, the Board approved the grant to each, Messrs. Andrade, Raykov and Spector an option to purchase up to 5.0% of Adherex’s common stock estimated by the Company to be outstanding upon completion of the proposed rights offering announced by the Company on April 20, 2010.

Pursuant to Independent Director Agreements dated May 3, 2010 for each of Dr. Porter and Messrs. Breen and Bussandri and conditioned upon the approval of the amended Stock Option Plan, the Board approved the grant to each Dr. Porter and Messrs. Breen and Bussandri an option to purchase up to 1.33% of Adherex’s common stock estimated by the Company to be outstanding upon completion of the proposed rights offering announced by the Company on April 20, 2010.

Stock based compensation expense of $2,054,000 was recorded during the three-month period ended June 30, 2010 as a result of above detailed agreements with Messrs. Andrade, Raykov, Spector, Breen, Bussandri and Porter with a service inception date of June 24, 2010 since shareholder approval was received in June 2010.

During the three months ended June 30, 2010 and 2009, the Company recognized total stock-based compensation expense of $2,054,000 and $232,000 respectively.  During the six-months ended June 30, 2010 and 2009, the Company recognized total stock-based compensation expense of $2,054,000 and $533,000, respectively.

Valuation assumptions

The value of options with a service inception date in the three and six-month period ended June 30, 2010 and the value of options granted in the six months ended June 30, 2009 were estimated using the Black-Scholes option-pricing model, using the following weighted average assumptions: expected dividend 0% and 0% respectively; risk-free interest rate of 2.59% and 3.15%, respectively, expected volatility of 97% and 85% respectively and a 7 year expected life.

Stock option activity

The following is a summary of option activity for the six months ended June 30, 2010 for stock options denominated in Canadian dollars:

Options in thousands	Number of Options (thousands)	Weighted- average Exercise Price
Outstanding at December 31, 2009	2,623	CAD$	2.19
Granted	-		-
Exercised	-		-
Forfeited/cancelled/expired	-		-
Outstanding at June 30, 2010	2,623	CAD$	2.19

The following is a summary of option activity for the six months ended June 30, 2010 for stock options denominated in U.S. dollars:
Options in thousands	Number of Options (thousands)	Weighted- average Exercise Price
Outstanding at December 31, 2009	13,201	$0.55
Granted	-	-
Exercised	-	-
Forfeited/cancelled/expired	-	-
Outstanding at June 30, 2010	13,201	$0.55

The Company issued 67,692,821 options to employees and independent directors on August 18, 2010.

6.	Fair Value Measurements

The Company has adopted Fair Value Measurements and Disclosure Topic of the FASB.  This Topic applies to certain assets and liabilities that are being measured and reported on a fair value basis.  The Fair Value Measurements Topic defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosure about fair value measurements.  This Topic enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The Topic requires that financial assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

Assets/Liabilities Measured at Fair Value on a Recurring Basis

Fair Value Measurement at June 30, 2010
	Quoted Price	Significant
	in Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Instruments	Inputs	Inputs
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	$6,000,000	-	-	$6,000,000

Liabilities
Derivative warrant liability	-	$7,262,000	-	$7,262,000

The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable and derivative warrant instruments. Due to the short-term maturity of  accounts receivable and accounts payable, the carrying value of these instruments is a reasonable estimate of their fair value.  Derivative warrant liability instrument is carried at fair value and calculated using Black-Scholes option pricing model using the following weighted average assumptions; expected dividend 0%; risk-free interest rate of 1.79%; expected volatility of 109% and a 5 year expected life.

7.	Commitments

Since our inception, inflation has not had a material impact on our operations.  We had no material commitments for capital expenses as of June 30, 2010. The following table represents our contractual obligations and commitments at June 30, 2010 (in thousands of U.S. dollars):

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Eastowne Lease (1)	12	-	-	-	12
Drug purchase commitments (2)	50	25	-	-	75
Total	$62	$25	$-	$-	$87

(1)	In December 2009, we entered into a lease for new office facilities in Chapel Hill, North Carolina. Amounts shown assume the maximum amounts due under the lease.
(2)	Commitments to our third party manufacturing vendors that supply drug substance primarily for our clinical studies.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court’s decision.

ADDITIONAL INFORMATION

This prospectus, which is a part of the Registration Statement, does not contain all of the information in the Registration Statement and the exhibits filed with it, portions of which have been omitted as permitted by the SEC rules and regulations. For further information concerning us and the securities offered by this prospectus, please refer to the Registration Statement and to the exhibits filed therewith.

The Registration Statement, including all exhibits, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of this public reference room by calling 1-800-SEC-0330. The Registration Statement, including all exhibits and schedules and amendments, has been filed with the SEC and is available to the public from the SEC’s web site at http://www.sec.gov ..

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various costs and expenses in connection with the sale and distribution of the common stock being registered.  All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Amount to be paid
SEC Registration Fee	$
Printing and Edgarizing expenses	$
Legal fees and expenses	$
Accounting fees and expenses	$
Transfer agent	$
Stock certificates	$
Miscellaneous	$

Total	$

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under the Canada Business Corporations Act (the “CBCA”), a corporation may indemnify a director or officer of the corporation, a former director of the corporation, or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity, if (a) the individual acted honestly and in good faith with a view to the best interests of the corporation, or as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation’s request, and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful. Where the action is a derivative action by or on behalf of the corporation or such other entity, the approval of the court is also required.

Our bylaws provide that we shall indemnify a director or officer, a former director or officer, or a person who acts or acted at our request as a director or officer of a body corporate of which we are or were a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer ours or such body corporate, if (a) he acted honestly and in good faith with a view to the best interests of us; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful. We shall also indemnify such person in such other circumstances as the CBCA or law permits or requires.

We maintain liability insurance policies insuring our directors and officers against certain liabilities that they may incur in such capacities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

RECENT SALES OF UNREGISTERED SECURITIES

On April 30, 2010, we closed a private placement of units with certain accredited investors.  Each Unit consists of one share of our common stock, and one Warrant to purchase one share of our common stock for CAD$0.08.  The Warrants were exercisable upon the date of issuance and will terminate five years from the date of issuance. Pursuant to the private placement, we sold 240,066,664 Units, at a price of CAD$0.03 per unit for gross proceeds of CAD$7,202,000.

With respect to the issuance of our securities as described above, we relied on the Section 4(2) exemption from securities registration under the federal securities laws for transactions not involving any public offering. No advertising or general solicitation was employed in offering the securities. The securities were sold to accredited investors. The securities were offered for investment purposes only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted by us.

UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)  That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)  That, for the purposes of determining liability under the Securities Act of 1933 to any purchaser

(A)
Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (§230.424(b)(3) of this chapter) shall be deemed to be part of this registration as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), (b)(7) (§230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§230.415(a) (1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be a part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in this prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however; that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

EXHIBITS.

Exhibit No.	Description	Location

1.1	Underwriting and Agency Agreement dated January 19, 2007 between Adherex Technologies Inc. and Versant Partners Inc.	Exhibit 1.1 to Form 8-K of Adherex, filed February 22, 2007

3.1	Articles of Amalgamation dated June 29, 2004	Exhibit 1.7 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

3.2	By-law No. 2 of the Company, as amended on November 2, 2004	Exhibit 1.9 to the Form 20-F/A Registration Statement (No. 001-32295) of Adherex, filed November 5, 2004

4.1	Registration Rights Agreement, dated as of December 19, 2003, by and between Adherex Technologies Inc. and HBM BioVentures (Cayman) Ltd.	Exhibit 4.9 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

4.2	Warrant Indenture dated February 21, 2007 between Adherex Technologies Inc. and Computershare Trust Company of Canada	Exhibit 4.45 to Form 8-K of Adherex, filed February 22, 2007

4.3	Form of common stock Warrant dated February 21, 2007	Exhibit 4.43 to Form 8-K of Adherex, filed February 22, 2007

4.4	Form of Underwriter’s Warrant dated February 21, 2007	Exhibit 4.44 to Form 8-K of Adherex, filed February 22, 2007

***5.1	Legal Opinion of LaBarge Weinstein P.C.

10.1	General Collaboration Agreement, dated as of February 26, 2001, by and between Adherex Technologies Inc. and McGill University	Exhibit 4.2 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

10.2	Exclusive License Agreement, dated as of September 26, 2002, by and between Oregon Health & Science University and Oxiquant, Inc.	Exhibit 4.5 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

10.3	Lease Agreement, dated as of March 8, 2004, by and between Realmark-Commercial, LLC and Adherex, Inc.	Exhibit 4.8 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

*10.4	Executive Employment Agreement, dated as of December 12, 2001, by and between Adherex Technologies Inc. and Robin J. Norris	Exhibit 4.10 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

*10.5	Executive Employment Agreement, dated as of February 19, 2003, by and between Adherex Technologies Inc. and William P. Peters	Exhibit 4.12 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

*10.6	Executive Employment Agreement, dated April 21, 2004, by and between Adherex, Inc. and James A. Klein, Jr.	Exhibit 4.13 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

10.7	Second Amendment to Lease Agreement dated September 14, 2004 between Realmark Commercial LLC and Adherex, Inc.	Exhibit 4.29 to the Form 20-F/A Registration Statement (No. 001-32295) of Adherex, filed November 5, 2004

10.8	Development and License Agreement dated July 14, 2005 between Adherex Technologies Inc. and Glaxo Group Limited**	Exhibit 4.30 to Form 6-K of Adherex, filed July 22, 2005

10.9	Sublease Agreement, dated as of August 31, 2005, by and between Biostratum, Inc. and Adherex, Inc. (Englert)	Exhibit 4.32 to the Form 20-F Annual Report (No. 001-32295) of Adherex for the fiscal year ended December 31, 2005, filed on March 31, 2006

10.10	Sublease Agreement, dated as of August 31, 2005, by and between Biostratum, Inc. and Adherex, Inc. (Creekstone)	Exhibit 4.33 to the Form 20-F Annual Report (No. 001-32295) of Adherex for the fiscal year ended December 31, 2005, filed on March 31, 2006

10.11	Amendment No. 1 to Development and License Agreement dated December 20, 2005 between Glaxo Group Limited and Adherex Technologies Inc.**	Exhibit 4.36 to the Form 20-F Annual Report (No. 001-32295) of Adherex for the fiscal year ended December 31, 2005, filed on March 31, 2006

10.12	Partial Assignment of Lease and Lease Amendment Number Two dated August 31, 2005	Exhibit 4.38 to the Form 20-F Annual Report (No. 001-32295) of Adherex for the fiscal year ended December 31, 2005, filed on March 31, 2006

10.13	Highwoods Realty Limited Partnership Office Master Lease (Creekstone)	Exhibit 4.39 to the Form 20-F Annual Report (No. 001-32295) of Adherex for the fiscal year ended December 31, 2005, filed on March 31, 2006

10.14	Consent to Sublease dated August 31, 2005 among Highwoods Realty Limited Partnership, BioStratum, Inc. and Adherex, Inc.	Exhibit 4.40 to the Form 20-F Annual Report (No. 001-32295) of Adherex for the fiscal year ended December 31, 2005, filed on March 31, 2006

10.15	Amendment No. 2 to Development and License Agreement dated June 23, 2006 between Glaxo Group Limited and Adherex Technologies Inc.**	Exhibit 4.41 to Form 6-K of Adherex, filed August 9, 2006

10.16	Sub-SubLease Agreement dated December 22, 2006 between Biostratum, Inc and NephroGenex, Inc	Exhibit 4.46 to the Form 20-F Annual Report (No. 001-32295) of Adherex for the fiscal year ended December 31, 2006, filed on April 2, 2007

*10.17	Executive Employment Agreement, dated as of February 28, 2007, by and between Adherex, Inc. and D. Scott Murray	Exhibit 4.47 to the Form 20-F Annual Report (No. 001-32295) of Adherex for the fiscal year ended December 31, 2006, filed on April 2, 2007

10.18	Amendment No. 3 to Development and License Agreement dated January 17, 2007 between Adherex Technologies Inc. and Glaxo Group Limited	Exhibit 4.42 to Form 6-K of Adherex, filed January 19, 2007

10.19	Amendment No. 4 to Development and License Agreement dated May 23, 2007 between Adherex Technologies Inc. and Glaxo Group Limited	Exhibit 10.1 to Form 8-K of Adherex, filed June 19, 2007

10.20	Amended and Restated Stock Option Plan	Exhibit 10.19 to Form 10-K of Adherex, filed March 28, 2008

10.21	License Agreement entered into on May 13, 2008 between Adherex Technologies Inc. and Stichting Antoni van Leeuwenhoek Ziekenhuis	Exhibit 10.21 to Form 10-Q of Adherex, filed August 13, 2008

10.22	Success-Based Incentive Program	Exhibit 10.22 to Form 8-K of Adherex, filed December 11, 2008

10.23	Seperation and Mutual Release Agreement – Dr. William Peters	Exhibit 10.23 to Form 8-K of Adherex, filed July 13, 2009

10.24	Lease Termination and Release	Exhibit 10.24 to Form 10-Q of Adherex, filed November 16, 2009

10.25	Amended and Restated Employment Agreement – Dr. Robin J. Norris	Exhibit 10.23 to Form 10-Q of Adherex, filed November 16, 2009

10.26	Form of Subscription Agreement	Exhibit 99.2 to the Form 8-K of Adherex, filed on May 4, 2010.

10.27	Form of Warrant	Exhibit 99.3 to the Form 8-K of Adherex, filed on May 4, 2010

10.28	Lease agreement dated January 1, 2010, between Adherex and Valfern Holdings, Inc.	Exhibit 10.27 to the Form 10-Q of Adherex, filed on May 14, 2010

10.29	Executive Employment Agreement dated May 3, 2010 by and between Adherex and Rostislav Raykov	Exhibit 10.28 to the Form 10-Q of Adherex, filed on May 14, 2010

10.30	Executive Employment Agreement dated May 3, 2010 by and between Adherex and Robert Andrade	Exhibit 10.29 to the Form 10-Q of Adherex, filed on May 14, 2010

10.31	Executive Employment Agreement dated May 3, 2010 by and between Adherex and Dr. Thomas Spector	Exhibit 10.30 to the Form 10-Q of Adherex, filed on May 14, 2010

10.32	Form of Independent Director Agreement, dated May 3, 2010	Exhibit 10.31 to the Form 10-Q of Adherex, filed on May 14, 2010

16	Press Release regarding change in certifying accountants	Exhibit 16 to the Form 10-K of Adherex, filed March 31, 2010

21	Subsidiaries	Exhibit 8 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

23.1	Consent of LaBarge Weinstein P.C.	Contained in Exhibit 5.1

23.2	Consent of Deloitte & Touche LLP	Filed herewith

23.3	Consent of PricewaterhouseCoopers LLP	Filed herewith

24.1	Powers of Attorney	Included on the signature page

*	Indicates a management contract or compensatory plan.

**
The Company has received confidential treatment with respect to certain portions of this exhibit. Those portions have been omitted from this exhibit and are filed separately with the U.S. Securities and Exchange Commission.

***	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Durham, State of North Carolina, on November 12, 2010.

Adherex Technologies, Inc.

Dated:	By:	/s/ Rostislav Raykov
Rostislav Raykov Chief Executive Officer, Director

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Rostislav Raykov and Robert Andrade as his/her attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign and file Registration Statement(s) and any and all post-effective amendments to such Registration Statements(s), with all exhibits thereto and hereto, and other documents with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated

Signature	Capacity	Date

/s/ Rostislav Raykov	Chief Executive Officer, Director	November 12, 2010
Rostislav Raykov	(Principal Executive Officer)

/s/ Robert Andrade	Chief Financial Officer, Director	November 12, 2010
Robert Andrade	(Principal Financial and Accounting Officer)

/s/ Robert Butts	Chairman of the Board	November 12, 2010
Robert Butts

/s/ William G. Breen	Director	November 12, 2010
William G. Breen

/s/ Claudio F. Bussandri	Director	November 12, 2010
Claudio F. Bussandri

/s/ David Lieberman	Director	November 12, 2010
David Lieberman

/s/ Arthur T. Porter	Director	November 12, 2010
Arthur T. Porter